Filed Pursuant to Rule 424(b)(3)
Registration No. 333-258754
COTTONWOOD COMMUNITIES, INC.
SUPPLEMENT NO. 7 DATED APRIL 2, 2025
TO THE PROSPECTUS DATED OCTOBER 21, 2024

This document supplements, and should be read in conjunction with, the prospectus of Cottonwood Communities, Inc. dated October 21, 2024 as supplemented by supplement no. 1 dated October 21, 2024, supplement no. 2 dated November 14, 2024, supplement no. 3 dated December 16, 2024, supplement no. 4 dated January 17, 2025, supplement no. 5 dated February 18, 2025 and supplement no. 6 dated March 17, 2025. As used herein, the terms “we,” “our” and “us” refer to Cottonwood Communities, Inc. and, as required by context, Cottonwood Residential O.P., LP, which we refer to as our “Operating Partnership” or “CROP,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•the status of this offering;
•information regarding our portfolio;
•information regarding our distributions;
•information regarding repurchases;
•information regarding fees and expenses payable to our advisor and its affiliates;
•updated risks related to this offering;
•information regarding compensation to our named executive officers;
•updated information regarding related party transactions;
•“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Annual Report on Form 10-K for the year ended December 31, 2024;
•updated information regarding our operating performance;
•updated experts information; and
•our audited financial statements and notes thereto as of and for the year ended December 31, 2024.

Status of this Offering

As of March 25, 2025, we have raised gross proceeds of approximately $250.1 million from the sale of 14,023,602 shares in this offering, including proceeds from our distribution reinvestment plan of approximately $8.8 million. As of March 25, 2025, approximately $749.9 million in shares remain available for sale pursuant to this offering, including approximately $91.2 million in shares available for sale through our distribution reinvestment plan.

Real Estate Investments

As of December 31, 2024, our portfolio consisted of 28 operating multifamily apartment communities with a total of 8,051 units, two development projects with a total of 452 units to be built, four structured investments with a total of 1,080 units and four land sites held for future development projects. We manage 9,180 units, which consists of 8,020 units in properties we own or in which we have ownership interests in and 1,160 units in properties in which we do not have ownership interests in. As of December 31, 2024, our portfolio had a value of $2.3 billion in total assets, with 78.0% of our equity value in operating properties, 12.6% in development-related projects and land, and 9.4% in real estate-related investments.

The following presents our fair value investment type and operating property real estate portfolio by market as of December 31, 2024. Refer to the section of this supplement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Our Investments” for additional detail regarding our portfolio as of December 31, 2024.

Distribution Information

Refer to the section of this supplement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” for additional detail regarding our distributions paid for the year ended December 31, 2024.

Repurchases

During the three months ended December 31, 2024, we repurchased shares of our common stock in the following amounts at the then-applicable transaction price (reduced as applicable by the Early Repurchase Deduction):

Month of:	Total Number of Shares Repurchased (1)	Repurchases as a Percentage of NAV (2)	Average Price Paid per Share	Maximum Number of Shares Pending Repurchase Pursuant to Publicly Announced Plans or Programs (3)
October 2024	425,999	1.3202240%	$12.0175	—
November 2024	538,609	1.6563048%	$11.8030	—
December 2024	334,041	1.0502549%	$11.9833	—
Total	1,298,649

(1) All shares were repurchased through our share purchase program.
(2) Represents aggregate NAV of the shares repurchased under our share repurchase plan over aggregate NAV of all shares of our common stock outstanding, in each case, based on our NAV as of the last calendar day of the prior month. Pursuant to our share repurchase program, we may repurchase up to 2% of the aggregate NAV of our common stock outstanding per month and 5% of the aggregate NAV of our common stock outstanding per calendar quarter.

(3) All repurchase requests under our share repurchase plan were satisfied. We funded our repurchases with cash available from operations, financing activities and capital raising activities.

Fees and Expenses Payable to Our Advisor and Its Affiliates

The table below provides information regarding fees and expenses, including the performance allocation, paid by us, directly or indirectly, to our advisor and its affiliates in connection with this offering and our operations. The table includes amounts incurred for the year ended December 31, 2024 (amounts in thousands). Refer to the “Compensation” section of the prospectus for more information regarding these fees and expenses.

Year Ended December 31, 2024
Form of Compensation
Offering Stage
Selling commissions, dealer manager fees and wholesaling fee (1)	$924
Organization and offering expenses	—
Operational Stage
Asset management fees	12,485
Reimbursable operating expenses	—
Reimbursable employee costs (2)	(208)
Affiliate coworking income (3)	(10)
Affiliate coworking fees (4)	459
Performance participation allocation (5)	—
$13,650
(1)These amounts were paid to Orchard Securities as the dealer manager for this offering. Orchard Securities has reallowed all or a portion of these amounts to participating broker-dealers and certain wholesalers, all of whom are internal to our advisor and its affiliates.
(2)Reflects reimbursable costs received by us pursuant to the Reimbursement and Cost Sharing Agreement between Cottonwood Capital Management, LLC (“CCM”), a wholly owned subsidiary of CROP, and Cottonwood Communities Advisors, LLC (“CCA”) pursuant to which CCM will make available to CCA on an as-needed basis certain employees of CCM to the extent the employees are not otherwise occupied in providing services for us or our subsidiaries and CCA reimburses CCM for CCA’s allocable share of all direct and indirect costs related to the employees, including wages, salaries and other employee benefits and allocable overhead expenses.
(3)Affiliate coworking income reflects revenue received pursuant to the Coworking Space Services Agreement with APT Cowork, LLC (“APT”), an entity owned directly and indirectly by certain of our officers and affiliated directors. See “The Conflicts Committee—Certain Transactions with Related Persons” in our Definitive Proxy as filed on August 16, 2024, which is incorporated herein by reference for additional information regarding our agreements with APT.
(4)We, through our subsidiaries, have engaged APT to provide co-working space design and services at certain of our multifamily apartment communities. Amounts shown reflect fees paid to APT pursuant to our Coworking Space Design Agreements and Service Agreements and exclude approximately $332,000 in furniture charges paid to APT which are capitalized to the project. See “The Conflicts Committee—Certain Transactions with Related Persons” in our Definitive Proxy as filed on August 16, 2024, which is incorporated herein by reference for additional information regarding our agreements with APT.
(5)No performance participation allocation was incurred during the year ended December 31, 2024.

Risk Factors

The following risk factors supplement the risk factors and/or supersede and replace the similar risk factors contained in the prospectus and all similar disclosure in the prospectus.

Risks Related to an Investment in our Common Stock

Your ability to have your shares repurchased through our share repurchase program is limited. We may choose to repurchase fewer shares than have been requested to be repurchased, in our discretion at any time, and the amount of shares we may repurchase is subject to caps. Further, our board of directors may modify or suspend our share repurchase program if it deems such action to be in our best interest and the best interest of our stockholders.

We may choose to repurchase fewer shares than have been requested in any particular month to be repurchased under our share repurchase program, or none at all, in our discretion at any time. We may repurchase fewer shares than have been requested to be repurchased due to lack of readily available funds because of adverse market conditions beyond our control, the need to maintain liquidity for our operations or because we have determined that investing in real property or other illiquid investments is a better use of our capital than repurchasing our shares. In addition, the total amount of shares that we will repurchase is limited, in any calendar month, to shares whose aggregate value (based on the repurchase price per share on the date of the repurchase) is no more than 2% of the aggregate NAV of our common stock outstanding as of the last day of the previous calendar month and, in any calendar quarter, to shares whose aggregate value is no more than 5% of the aggregate NAV of our common stock outstanding as of the last day of the previous calendar quarter. Further, our board of directors may modify or suspend our share repurchase program if in its reasonable judgment it deems a suspension to be in our best interest and the best interest of our stockholders, such as when a repurchase request would place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on the company that would outweigh the benefit of the repurchase offer. If the share repurchase program were to ever be suspended, our board of directors must consider at least quarterly whether the continued suspension of the share repurchase program is in our best interest and the best interest of our stockholders. Our board of directors cannot terminate our share repurchase program absent a liquidity event which results in stockholders receiving cash or securities listed on a national securities exchange or where otherwise required by law. If the full amount of all shares of our common stock requested to be repurchased in any given month are not repurchased, funds will be allocated pro rata based on the total number of shares of common stock being repurchased without regard to class and subject to the volume limitation. All unsatisfied repurchase requests must be resubmitted after the start of the next month or quarter, or upon the recommencement of the share repurchase program, as applicable.

The vast majority of our assets consist of properties that cannot generally be readily liquidated without impacting our ability to realize full value upon their disposition. Therefore, we may not always have a sufficient amount of cash to immediately satisfy repurchase requests. Should repurchase requests, in our judgment, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on the company as a whole, or should we otherwise determine that investing our liquid assets in real properties or other illiquid investments rather than repurchasing our shares is in the best interests of the company as a whole, then we may choose to repurchase fewer shares than have been requested to be repurchased, or none at all. While we have satisfied all repurchase requests to date, no assurance can be provided that we will have liquidity to fund future share repurchases. Because we are not required to authorize the recommencement of the share repurchase program within any specified period of time, we may effectively terminate the plan by suspending it indefinitely. As a result, your ability to have your shares repurchased by us may be limited and at times you may not be able to liquidate your investment. See “Share Repurchases — Repurchase Limitations.”

We have incurred net losses under GAAP in the past and may incur net losses in the future, and we have an accumulated deficit and may continue to have an accumulated deficit in the future.

For the years ended December 31, 2024, 2023 and 2022, we had consolidated net losses of $20.6 million, $44.9 million, and $34.0 million, respectively. As of December 31, 2024, 2023 and 2022, we had accumulated deficits of $105.7 million, $94.8 million, and $71.5 million, respectively. These amounts include the expense of real estate depreciation and amortization in accordance with GAAP, which was $65.3 million, $59.0 million, and $54.6 million during these periods. In addition, the year ended December 31, 2022 also included $20.3 million of charges related to the performance participation allocation.

Net loss and accumulated deficit are calculated and presented in accordance with GAAP, which, among other things, requires depreciation of real estate investments. We calculate depreciation on a straight-line basis. As a result, our operating results imply that the value of our real estate investments will decrease evenly over a set time period. However, we believe that the value of real estate investments will fluctuate over time based on market conditions. Thus, in addition to GAAP financial metrics, management reviews certain non-GAAP financial metrics, including net operating income (“NOI”), funds from operations (“FFO”) and Core FFO. FFO measures operating performance that excludes gains or losses from sales of depreciable properties, real estate-related depreciation and amortization and after adjustments for our share of consolidated and unconsolidated entities. Core FFO excludes other items recorded under GAAP that we believe are not indicative of operating performance, including the accretion of discounts on preferred stock, share-based compensation, the promote from an incentive allocation agreement (tax effected), gains on derivatives, legal costs and settlements, acquisition fees and expenses, and amortization of above or below intangible lease assets and liabilities. See “Funds From Operations” in this supplement for considerations on how to review this metric.

Economic events that may cause our stockholders to request that we repurchase their shares may materially adversely affect our cash flow and our results of operations and financial condition.

Events affecting the U.S. economy, such as the general negative performance of the real estate sector or market volatility (including as a result of uncertainties regarding actual and potential shifts in U.S. and foreign policies on trade and other fiscal, monetary and regulatory policies, including with respect to treaties and tariffs, inflationary pressures or higher interest rates, the actual or perceived instability in the U.S. banking system, ongoing hostilities between Russia and Ukraine and between Israel and Hamas and the international community’s response thereto and other geopolitical events affecting the financing markets generally), could cause our stockholders to seek to sell their shares to us pursuant to our share repurchase program at a time when such events are adversely affecting the performance of our assets. Even if we decide to satisfy all or a large amount of repurchase requests, our cash flow and liquidity could be materially adversely affected. In addition, if we determine to sell assets to satisfy repurchase requests, we may not be able to realize the return on such assets that we may have been able to achieve had we sold at a more favorable time, and our results of operations and financial condition, including, without limitation, breadth of our portfolio by property type and location, could be materially adversely affected.

Valuations and appraisals of our properties, real estate-related assets and real estate-related liabilities are estimates of value and may not necessarily correspond to realizable value.

The valuation methodologies used to value our properties and certain real estate-related assets involve subjective judgments regarding such factors as comparable sales, rental revenue and operating expense data, known contingencies, the capitalization or discount rate, and projections of future rent and expenses based on appropriate analysis. As a result, valuations and appraisals of our properties, real estate-related assets and real estate-related liabilities are only estimates of current market value. Ultimate realization of the value of an asset or liability depends to a great extent on economic and other conditions beyond our control and the control of the Independent Valuation Advisor and other parties involved in the valuation of our assets and liabilities. Further, these valuations may not necessarily represent the price at which an asset or liability would sell, because market prices of assets and liabilities can only be determined by negotiation between a willing buyer and seller. In addition, multifamily investment volume as of December 31, 2024 is down materially relative to recent peak activity and accurate valuations are more difficult to obtain in times of low transaction volume because there are fewer market transactions that can be considered in the context of the appraisal. Valuations used for determining our NAV also are generally made without consideration of the expenses that would be incurred by us in connection with disposing of assets and liabilities. Therefore, the valuations of our properties, our investments in real estate-related assets and our liabilities may not correspond to the timely realizable value upon a sale of those assets and liabilities. In addition to being a month old when share purchases and repurchases take place, our NAV does not currently represent enterprise value and may not accurately reflect the actual prices at which our assets could be liquidated on any given day, the value a third-party would pay for all or substantially all of our shares, or the price that our shares would trade at on a national stock exchange. There will be no retroactive adjustment in the valuation of such assets or liabilities, the price of our shares of common stock, the price we paid to repurchase shares of our common stock or NAV-based fees we paid to our advisor and the dealer manager to the extent such valuations prove to not accurately reflect the true estimate of value and are not a precise measure of realizable value. Because the price you will pay for shares of our common stock in this offering, and the price at which your shares may be repurchased by us pursuant to our share repurchase program, are generally based on our estimated NAV per share, you may pay more than realizable value or receive less than realizable value for your investment.

Our NAV per share amounts may change materially if the appraised values of our properties materially change from prior appraisals or the actual operating results for a particular month differ from what we originally budgeted for that month.

Our properties are appraised monthly by the Independent Valuation Advisor. Excluding properties bought or sold during a given calendar year, each real property is also appraised by the Third-Party Appraisal Firm at least once per calendar year and reviewed by our advisor and the Independent Valuation Advisor. When these appraisals are considered by our advisor for purposes of determining our NAV, there may be a material change in our NAV per share amounts for each class of our common stock from those previously reported. In addition, actual operating results for a given month may differ from what we originally budgeted for that month, which may cause a material increase or decrease in the NAV per share amounts. We will not retroactively adjust the NAV per share of each class reported for the previous month. Therefore, because a new appraisal may differ materially from the prior appraisal or the actual results from operations may be better or worse than what we previously budgeted for a particular month, the adjustment to take into consideration the new appraisal or actual operating results may cause the NAV per share for each class of our common stock to increase or decrease, and such increase or decrease will occur in the month the adjustment is made.

Recent macroeconomic trends, including rising inflation and interest rates, may adversely affect our business, financial condition and results of operations.

Rising inflation, or the persistence of elevated rates of inflation, could have an adverse impact on our financing costs (either through near-term borrowings on our variable rate debt, including our credit facilities, or refinancing of existing debt at higher interest rates), and general and administrative expenses and property operating expenses, as these costs could increase at a rate higher than our rental and other revenue. To the extent our exposure to increases in interest rates is not eliminated through interest rate caps or other protection agreements, such increases may also result in higher debt service costs, which will adversely affect our cash flows. Historically, during periods of increasing interest rates, real estate valuations have generally decreased due to rising capitalization rates, which tend to move directionally with interest rates. Consequently, prolonged periods of higher interest rates may negatively impact the valuation of our real estate assets. Although the extent of any prolonged periods of higher interest rates remains unknown at this time, negative impacts to our cost of capital may adversely affect our future business plans and growth, at least in the near term.

We have paid distributions from offering proceeds. In the future we may continue to fund distributions with offering proceeds. To the extent we fund distributions from sources other than our cash flow from operations, we will have less funds available for investment in multifamily apartment communities and multifamily real estate-related assets and the overall return to our stockholders may be reduced.

Our charter permits us to make distributions from any source, including offering proceeds or borrowings (which may constitute a return of capital), and our charter does not limit the amount of funds we may use from any source to pay such distributions. We intend to make distributions on our common stock on a per share basis with each share receiving the same distribution, subject to any class-specific accruals such as distribution fees on our Class T and Class D shares. If we fund distributions from financings, our offerings or other sources, we will have less funds available for investment in multifamily apartment communities and other multifamily real estate-related assets and the number of real estate properties that we invest in and the overall return to our stockholders may be reduced. If we fund distributions from borrowings, our interest expense and other financing costs, as well as the repayment of such borrowings, will reduce our earnings and cash flow from operations available for distribution in future periods. If we fund distributions from the sale of assets or the maturity, payoff or settlement of multifamily real estate-related assets, this will affect our ability to generate cash flows from operations in future periods.

It is likely that we will use sources of funds which may constitute a return of capital to fund distributions. During our offering stage, when we may raise capital more quickly than we acquire income-producing assets, and for some period after, we may not be able to make distributions solely from our cash flow from operations. Further, because we may receive income from our investments at various times during our fiscal year and because we may need cash flow from operations during a particular period to fund capital expenditures and other expenses, we expect that we will declare distributions in anticipation of cash flow that we expect to receive during a later period and we will make these distributions in advance of our actual receipt of these funds. In addition, to the extent our investments are in development or redevelopment projects or in properties that have significant capital requirements, our ability to make distributions may be negatively impacted. In these instances, we expect to look to third-party borrowings to fund our distributions. We may also fund such distributions from the sale of assets. To the extent distributions exceed cash flow from operations, a stockholder’s basis in our stock will be reduced and, to the extent distributions exceed a stockholder’s basis, the stockholder may recognize capital gain.

For the years ended December 31, 2024 and 2023, we paid aggregate distributions to convertible preferred stockholders, common stockholders and limited partnership unit holders of $48.3 million and $47.5 million, including $45.1 million and $45.1 million of distributions paid in cash and $3.2 million and $2.4 million, respectively, of distributions reinvested through our distribution reinvestment plan. Our net loss for the years ended December 31, 2024 and 2023 was $20.6 million and $44.9 million, respectively. Cash flows provided by operating activities were $15.4 million for the year ended December 31, 2024 and cash flows used in operating activities were $22.6 million for the year ended December 31, 2023.

We funded our total distributions paid during the year ended December 31, 2024, which includes net cash distributions and distributions reinvested by stockholders, with $16.5 million cash provided by operating activities, $3.2 million of offering proceeds from issuance of common stock pursuant to our distribution reinvestment plan and $28.6 million from proceeds from realized investment. We funded our total distributions paid during the year ended December 31, 2023, which includes net cash distributions and distributions reinvested by stockholders, with $4.7 million cash provided by operating activities, $2.4 million of offering proceeds from issuance of common stock pursuant to our distribution reinvestment plan and $40.4 million from additional borrowings.

Generally, for purposes of determining the source of our distributions paid, we assume first that we use cash flow from operating activities from the relevant or prior periods to fund distribution payments. To the extent that we pay distributions from sources other than our cash flow from operating activities, we will have less funds available for the acquisition of real estate investments, the overall return to our stockholders may be reduced and subsequent investors will experience dilution. In addition, to the extent distributions exceed cash flow from operating activities, a stockholder’s basis in our stock will be reduced and, to the extent distributions exceed a stockholder’s basis, the stockholder may recognize capital gain.

We provide our stockholders information regarding FFO, Core FFO and Same Store NOI, all of which are non-GAAP financial measures. Such non-GAAP financial measures are not equivalent to our net income or loss as determined under GAAP, and are not a complete measure of our financial position and results of operations.

We use, and we disclose to investors, FFO, Core FFO and Same Store NOI, which are considered non-GAAP financial measures, as additional measures of operating performance. See Part II, Item 5. “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities - Funds from Operations” and Part II, Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Reportable Segment Net Operating Income.” No single measure can provide investors with sufficient information and investors should consider all of our disclosures as a whole in order to adequately understand our financial position, liquidity and results of operations. Because of the differences between FFO, Core FFO and Same Store NOI and GAAP net income or loss, these non-GAAP measures may not be an accurate indicator of our operating performance, especially during periods in which we are acquiring properties. In addition, FFO, Core FFO and Same Store NOI is not necessarily indicative of cash flow available to fund cash needs and investors should not consider these non-GAAP measures as an alternative to cash flows from operations or an indication of our liquidity, or indicative of funds available to fund our cash needs, including our ability to make distributions to our stockholders. Neither the SEC nor any other regulatory body has passed judgment on the acceptability of the adjustments that we use to calculate FFO, Core FFO or Same Store NOI. Also, because not all companies calculate this type of measure the same way, comparisons with other companies may not be meaningful.

CROP may be subject to tax indemnification obligations upon the taxable sale of certain of its properties. CROP will not have control of the assets that will be subject to an in-kind redemption transaction under the CROP Tax Protection Agreement.

Pursuant to the tax protection agreement between CROP and High Traverse Holdings, LLC (“HT Holdings”), a Delaware limited liability company, which is beneficially owned by Daniel Shaeffer, Chad Christensen, Gregg Christensen and Eric Marlin, each of who are our executive officers and some of whom are our directors, (the “CROP Tax Protection Agreement”), CROP has agreed, until May 7, 2031, to indemnify HT Holdings (including Daniel Shaeffer, Chad Christensen, Gregg Christensen and Eric Marlin, as beneficial owners of HT Holdings, and their affiliated trusts and certain other entities) (collectively, the “protected partners”) against certain tax consequences of a taxable transfer of all or any portion of the properties that are owned by CROP or any of its subsidiaries as of May 7, 2021, the closing date of the merger of our operating partnership with and into CROP, subject to certain conditions and limitations. We estimate the maximum potential liability associated with the CROP Tax Protection Agreement to be approximately $16.5 million. Although this estimate has been made based on the best judgment of our management assuming current tax rates as well as the current state of residence of indemnified parties, both of which may change in the future, no assurances can be provided that the actual amount of any indemnification obligation would not exceed this estimate. These indemnification obligations could prevent CROP from selling its properties at times and on terms that are in the best interest of CROP, us and the respective equity owners of CROP and us and any indemnification payments that may become payable could be a significant expense for CROP and us. In addition, at any time after the closing (including after expiration of the tax protection term), each protected partner and CROP will have the right to exercise an in-kind redemption transaction (i.e., a redemption of all of the protected partner’s interest in CROP in exchange for one or more assets of CROP at the then-current market price). This would eliminate CROP’s indemnification obligations to the protected partner(s). The protected partners will have the right to select the assets of CROP necessary to effectuate the in-kind redemption transaction, subject to certain limitations. If an in-kind redemption transaction is effectuated, CROP’s portfolio may become less geographically diverse and thus subject to greater market risk, and CROP may be required to transfer some of its prime assets to the protected partner(s).

In addition, CROP has entered and may in the future enter into tax indemnification agreements with certain persons who contributed their interests in properties to CROP in exchange for CROP Units. Generally, these current agreements as of December 31, 2024 provide that CROP will indemnify such contributors against certain tax consequences of a taxable sale of the property contributed by such contributors through 2025, subject to certain conditions and limitations. As of December 31, 2024, we estimate the maximum potential liability associated with these tax indemnification agreements to be approximately $46.3 million. Although this estimate has been made based on the best judgment of our management assuming current tax rates as well as the current state of residence of indemnified parties, both of which may change in the future, no assurances can be provided that the actual amount of any indemnification obligation would not exceed this estimate. Future tax indemnification agreements entered by CROP may extend such obligations beyond 2025. The obligations of CROP under these and future indemnification agreements may constrain CROP with respect to deciding to dispose of a particular property and may also result in financial obligations for us.

If our investments and future investments fail to perform as expected, cash distributions to our stockholders may decline.

As of December 31, 2024, we had a portfolio of $2.3 billion in total assets, with 78.0% of our equity value in operating properties, 12.6% in development and 9.4% in real estate-related investments. Each of our investments was based on an underwriting analysis. If our investments do not perform as expected, whether as a result of recent economic trends, including increased interest rates and inflation, or future acquisitions do not perform as expected, we may have less cash flow from operations available to fund distributions and investor returns may be reduced.

We restated our financial statements and as part of that process identified a material weakness in our internal control over financial reporting as of December 31, 2023 and 2022. The restatement of our financial statements, as well as the identification of a material weakness in our internal controls, will subject us to a number of additional risks and uncertainties, including the increased possibility of legal proceedings, and could adversely impact our operations.

We determined to restate our previously issued audited consolidated financial statements as of and for the year ended December 31, 2022, as well as the unaudited consolidated quarterly financial information for the quarterly periods in the year ended December 31, 2022 (the “Restatement”). The Restatement resulted in substantial costs in the form of accounting, legal fees, and similar professional fees, in addition to the substantial diversion of time and attention of our senior management and members of our accounting team in preparing the Restatement.

As a result of the Restatement we identified a material weakness related to an assessment of the incremental risk of noncash activities on the consolidated statement of cash flows. Solely as a result of the material weakness identified, management determined that internal control over financial reporting and disclosure controls and procedures were not effective as of the years ended December 31, 2023 and 2022. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. We remediated the material weakness identified in connection with the Restatement; however, the design and effectiveness of our disclosure controls and procedures and internal control over financial reporting may not prevent all errors, misstatements or misrepresentations. While management will continue to review the effectiveness of our disclosure controls and procedures and internal control over financial reporting, there can be no guarantee that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. If we fail to maintain an effective system of internal controls, we may not be able to accurately determine our financial results or prevent fraud. As a result, our stockholders could lose confidence in our financial results, which could harm our business and the value of our shares.

Further, as a result of the Restatement and the identification of a material weakness in our internal controls, we face the potential for litigation or other disputes which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from the Restatement, material weaknesses in our internal control over financial reporting, and the preparation of our financial statements. As of the date of this filing, we have no knowledge of any such litigation or dispute resulting from the Restatement or the material weaknesses in our internal control over financial reporting. However, we can provide no assurance that litigation or disputes will not arise in the future. Any such litigation or dispute, whether successful or not, could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to Conflicts of Interest

Our advisor faces a conflict of interest because the fees it receives and the distributions to be received by the Special Limited Partner, an affiliate of our advisor, with respect to the Special Limited Partner’s performance participation interest in the Operating Partnership are based in part on our NAV, which our advisor is responsible for determining.

Our advisor is ultimately responsible for reviewing and determining our NAV based in part on appraisals provided by our Independent Valuation Advisor and Third-Party Appraisal Firms and overseeing the process surrounding the calculation of our NAV. Our advisor faces an inherent conflict of interest because our advisor is entitled to receive a management fee based on our NAV and the Special Limited Partner is entitled to receive an allocation with respect to its performance participation interest based largely in part on the Operating Partnership’s NAV. The valuation of our investments and our NAV will affect the amount and timing of the management fee paid to our advisor and the Special Limited Partner’s performance participation interest. As a result, there may be circumstances where our advisor is incentivized to manage the NAV calculation process in a manner that results in a higher NAV. Further, the calculation of our NAV includes certain subjective judgments with respect to estimating, for example, the value of our portfolio and our accrued expenses, net portfolio income and liabilities, and therefore, our NAV may not correspond to realizable value upon a sale of those assets. In order to avoid a reduction in our NAV, the advisor may benefit by us retaining ownership of our assets at times when our stockholders may be better served by the sale or disposition of our assets. If our NAV is calculated in a way that is not reflective of our actual NAV, then the purchase price of shares of our common stock or the price paid for the repurchase of your shares of common stock on a given date may not accurately reflect the value of our portfolio, and your shares may be worth less than the purchase price or more than the repurchase price.

Conflicts of interest could result in our management acting other than in our stockholders’ best interest.

We are party to an advisory agreement with CC Advisors III. CC Advisors III is owned by CCA which is currently beneficially owned and controlled by Daniel Shaeffer, Chad Christensen and Gregg Christensen who currently own 73.5% of CCA. Because our affiliated directors and certain of our officers have a significant ownership interest in and control our sponsor and advisor and have an indirect interest in the performance participation interest in the Operating Partnership they may make decisions regarding the advisory agreement or the Operating Partnership agreement which are not in the best interests of our stockholders.

In 2019, CROP sponsored the formation of a qualified opportunity fund under the Tax Cuts and Jobs Act of 2017 (“Cottonwood on Highland”) to raise money from third-party investors and be a member of a joint venture with CROP that has acquired and developed a multifamily apartment community in Millcreek, Utah. In addition, HT Holdings, which is beneficially owned by Daniel Shaeffer, Chad Christensen, Gregg Christensen and Eric Marlin sponsored Cottonwood at Millcreek QOF, LLC (“Cottonwood at Millcreek”), also a qualified opportunity fund. Cottonwood at Millcreek was formed to be a member of a joint venture that has acquired and developed a multifamily apartment community in Millcreek, Utah, referred to as “The Richmond” and raised money from third-party investors. Our officers and directors serve as officers and directors of these funds. In addition, CCA or affiliates of our sponsor may sponsor or advise future real estate programs. We may compete with future programs and other affiliates of our advisor for opportunities to acquire or sell multifamily apartment communities and multifamily real estate-related assets, which may have an adverse impact on our operations. We may also buy or sell multifamily apartment communities and multifamily real estate-related assets at the same time as affiliates of our advisor. There may be a conflict of interest with respect to the selection of multifamily apartment communities and multifamily real estate-related assets to be purchased by us and/or our advisor and its affiliates. Affiliates of our advisor may own competing properties in the markets in which our multifamily apartment communities are located which may lead to conflicts of interests with respect to the operations and management of our multifamily apartment communities. For more details on how we and our advisor and its affiliates will handle potential investment opportunities see “Conflicts of Interest—Our Affiliates’ Interests in Other Cottonwood Real Estate Programs—Allocation of Investment Opportunities.”

If the advisory agreement with our advisor is terminated other than for cause (or non-renewal or termination by our advisor) on or before May 7, 2031, we will be required to pay a certain portion of the contingent acquisition fees and contingent financing fees provided for in our advisory agreement previously in effect.

Prior to the amendment and restatement of our advisory agreement in May 2021, our advisor was entitled to receive contingent acquisition fees related to our purchase of multifamily apartment communities and multifamily real estate-related assets and contingent financing fees related to our financing of multifamily apartment communities and multifamily real estate-related assets. Our advisor agreed to defer the payment of any acquisition fee or financing fee until our common stockholders’ receipt of certain specified returns. In connection with the entry into an amended and restated advisory agreement on May 7, 2021, we eliminated our obligation to pay our advisor contingent acquisition fees and contingent financing fees except in the circumstance in which our advisory agreement is terminated other than for cause (or non-renewal or termination by our advisor) before May 7, 2031. If the advisory agreement is terminated other than for cause (or non-renewal or termination by our advisor), the contingent acquisition fees and contingent financing fees provided for in the previous advisory agreement due and payable would be $15.4 million ($22.0 million if the termination had occurred in the first year after the execution of the amended and restated advisory agreement reduced by 10% each year thereafter). Thus, there may be conflicts of interest with respect to the termination of the advisory agreement and the payment of the contingent acquisition fees and contingent financing fees.

Risks Related to Our Offering and Our Corporate Structure

Holders of our preferred stock have dividend, liquidation and other rights that are senior to the rights of the holders of our common stock.

Our board of directors has the authority to designate and issue preferred stock with liquidation, dividend and other rights that are senior to those of our common stock. We have classified and designated 15,000,000, 15,000,000, 1,000,000, 15,000,000, and 12,800,000 shares of our authorized but unissued preferred stock as shares of Series 2025 Preferred Stock, Series A Convertible Preferred Stock, Series 2023-A Preferred Stock, Series 2023 Preferred Stock and Series 2019 Preferred Stock, respectively, and we may designate additional series of preferred stock in the future. The shares of our preferred stock are entitled to receive a preferential dividend equal to an annual rate of 6.5% for our Series 2025 Preferred Stock (subject to an increase up to 7% in certain circumstances), 8.0% for our Series A Convertible Preferred Stock (subject to increase by our board of directors in its sole discretion), 7.0% for our Series 2023-A Preferred Stock, 6.0% (subject to an increase up to 6.5% in certain circumstances) for our Series 2023 Preferred Stock and 6.0% for our Series 2019 Preferred Stock. As of December 31, 2024, we had 5,825,457, 295,000, 10,727,658 and 12,011,899 shares of our Series A Convertible Preferred Stock, Series 2023-A Preferred Stock, Series 2023 Preferred Stock and Series 2019 Preferred Stock outstanding, respectively. We did not have Series 2025 Preferred Stock shares outstanding as of December 31, 2024 as the offering was launched in December 2024. We are currently conducting separate, best-efforts private offerings of our Series 2025 Preferred Stock, Series A Convertible Preferred Stock and Series 2023-A Preferred Stock to accredited investors only for up to the maximum amount of preferred stock designated and can provide no assurances regarding how many shares of such preferred stock we may issue.

Holders of our designated preferred stock are entitled to cumulative dividends before any dividends may be declared or set aside on our common stock, or the redemption of our common stock and a liquidation preference of $10.00 per share plus any accrued and unpaid distributions before any payment is made to holders of our common stock upon our voluntary or involuntary liquidation, dissolution or winding up. This will reduce the remaining amount of our assets, if any, available to distribute to holders of our common stock.

Your interest in us will be diluted if we issue additional shares. Your interest in our assets will also be diluted if the Operating Partnership issues additional units.

Holders of our common stock will not have preemptive rights to any shares we issue in the future. Under our charter, we have the authority to issue a total of 1,100,000,000 shares of capital stock. Our authorized shares of stock are classified as follows:

Shares Authorized
Common Stock, par value of $0.01 per share
Common Stock - Class A	125,000,000
Common Stock - Class TX	50,000,000
Common Stock - Class T	275,000,000
Common Stock - Class D	275,000,000
Common Stock - Class I	275,000,000
Total common stock authorized	1,000,000,000
Preferred Stock, par value of $0.01 per share
Series 2019 Preferred Stock	12,800,000
Series 2023 Preferred Stock	15,000,000
Series 2023-A Preferred Stock	1,000,000
Series A Convertible Preferred Stock	15,000,000
Series 2025 Preferred Stock	15,000,000
Total preferred stock authorized	58,800,000

Our board of directors may amend our charter from time to time to increase or decrease the aggregate number of authorized shares of capital stock or the number of authorized shares of capital stock of any class or series without stockholder approval. After you purchase shares of our common stock in this offering, our board of directors may elect, without stockholder approval, to: (1) sell additional shares in this or future public offerings; (2) issue shares of our common stock or CROP Units in private offerings; (3) issue shares of our common stock or units in our Operating Partnership to the advisor or the Special Limited Partner, or their successors or assigns, in payment of an outstanding obligation to pay fees for services rendered to us or the performance participation allocation; or (4) issue shares of our common stock or CROP Units to sellers of properties we acquire.

To the extent we issue additional shares of common stock, or shares of our convertible preferred stock convert into common stock after you purchase in this offering, your percentage ownership interest in us will be diluted. Because we hold all of our assets through the Operating Partnership, to the extent we issue additional units of the Operating Partnership after you purchase shares in this offering, your percentage ownership interest in our assets will be diluted. Because certain classes of the units of our Operating Partnership may, in the discretion of our board of directors, be exchanged for shares of our common stock, any merger, exchange or conversion between our Operating Partnership and another entity ultimately could result in the issuance of a substantial number of shares of our common stock, thereby diluting the percentage ownership interest of other stockholders. Because of these and other reasons, our stockholders may experience substantial dilution in their percentage ownership of our shares or their interests in the underlying assets held by our Operating Partnership. CROP Units may have different and preferential rights to the claims of common units of our Operating Partnership which correspond to the common stock held by our stockholders.

General Risks Related to Investments in Real Estate

If capitalization rates increase the value of our assets may decrease and we may not be able to sell our assets at anticipated prices.

The value of real estate is generally based on capitalization rates. Capitalization rates generally trend with interest rates. Consequently, if interest rates go up, so do capitalization rates. If interest rates rise in the future, it is likely that capitalization rates will also rise and, as a result, the value of real estate will decrease. If capitalization rates increase, our investments will likely realize lower sales prices than anticipated, resulting in reduced returns.

If we fail to diversify our investment portfolio, downturns relating to certain geographic regions, types of assets, industries or business sectors may have a more significant adverse impact on our assets and our ability to make distributions than if we had a diversified investment portfolio.

While we intend to diversify our portfolio of investments, we are not required to observe specific diversification criteria. Therefore, our investments in multifamily apartment communities and multifamily real estate-related assets may be concentrated in assets that are subject to higher risk of foreclosure or concentrated in a limited number of geographic locations. Specifically, as of December 31, 2024, 18.4% of our portfolio was concentrated in the Salt Lake City, Utah region. To the extent that our portfolio is concentrated in limited geographic regions, downturns relating generally to such region may result in a reduction in our net income and the value of our common stock and accordingly limit our ability to make distributions to you.

Potential development and construction delays and resultant increased costs and risks may hinder our operating results and decrease our net income.

We acquire unimproved real property or properties that are under development or construction and as of December 31, 2024, our portfolio had 12.6% of our equity value in development investments. Investments in such properties will be subject to the uncertainties associated with the development and construction of real property, including those related to re-zoning land for development, environmental concerns of governmental entities and/or community groups and our builders’ ability to build in conformity with plans, specifications, budgeted costs and timetables. If a builder fails to perform, we may resort to legal action to rescind the purchase or the construction contract or to compel performance. A builder’s performance may also be affected or delayed by conditions beyond the builder’s control. Delays in completing construction could also give tenants the right to terminate preconstruction leases. We may incur additional risks when we make periodic progress payments or other advances to builders before they complete construction. These and other factors can result in increased costs of a project or loss of our investment. In addition, we will be subject to normal lease-up risks relating to newly constructed projects. We also must rely on rental income and expense projections and estimates of the fair market value of property upon completion of construction when agreeing upon a purchase price at the time we acquire the property. If our projections are inaccurate, we may pay too much for a property, and the return on our investment could suffer.

Risks Associated with Debt Financing

Our multifamily apartment communities and multifamily real estate-related assets may be cross-collateralized.

At December 31, 2024, we had $808.1 million of fixed rate debt and $396.7 million of variable rate debt, including our revolving credit facility and including $44.0 million of variable rate debt related to construction loans; $167.1 million, or 42.1% of our variable rate debt is accompanied by interest rate cap hedging instruments as required by the lenders. In addition, CROP has issued unsecured promissory notes in an aggregate amount of $21.4 million at December 31, 2024. We may obtain additional lines of credit or other debt financing, or take additional advances on our existing lines of credit, which we may utilize to acquire multifamily apartment communities and multifamily real estate-related assets and fund our operations. Thus, our assets may be cross-collateralized. Information about the amount and terms of any new lines of credit are uncertain and will be negotiated by our officers. No assurance can be given that future cash flow will be sufficient to make the debt service payments on any loans and to cover all operating expenses.

If our revenues are insufficient to pay debt service and operating costs, we may be required to seek additional working capital. There can be no assurance that such additional funds will be available. The degree to which we are leveraged could have an adverse impact on us, including (i) increased vulnerability to adverse general economic and market conditions, (ii) impaired ability to expand and to respond to increased competition, (iii) impaired ability to obtain additional financing for future working capital, capital expenditures, general corporate or other purposes and (iv) requiring that a significant portion of cash provided by operating activities be used for the payment of debt obligations, thereby reducing funds available for operations and future business opportunities.

Increases in interest rates could increase the amount of our interest payments and could reduce the amount of distributions our stockholders receive.

At December 31, 2024, we had $396.7 million of variable rate debt, including our revolving credit facility and including $44.0 million of variable rate debt related to construction loans; $167.1 million, or 42.1% of our variable rate debt is accompanied by interest rate cap hedging instruments as required by the lenders. We may incur additional indebtedness in the future. Interest we pay reduces our cash flows. Since we have incurred and may continue to incur variable rate debt, increases in interest rates raise our interest costs, which reduces our cash flows. In addition, if we need to repay existing debt during periods of rising interest rates, we could be required to sell one or more of our properties at times or on terms which may not permit realization of the maximum return on such investments. Increases in interest rates may cause our operations to suffer and the amount of distributions our stockholders receive and their overall return on investment may decline.

Executive Officer Compensation

The following discussion supersedes and replaces the disclosure regarding executive compensation contained in the prospectus under the heading “Compensation — Executive Officer Compensation.”

Overview

This section discusses the components of, and objective behind, our executive compensation program for our “named executive officers” who are listed in the “Summary Compensation Table” below. In 2024, our named executive officers were Daniel Shaeffer, our Chief Executive Officer, Adam Larson, our Chief Financial Officer, Chad Christensen, our Executive Chairman, Gregg Christensen, our Chief Legal Officer and Secretary, and Glenn Rand, our Chief Operating Officer.

We employ certain of our executive officers, including two of our named executive officers, Mr. G. Christensen and Mr. Rand. Mr. Shaeffer, Mr. Larson and Mr. C. Christensen, along with certain other of our executive officers, are employed by our advisor, CC Advisors III, and its affiliates. Except for grants of LTIP Units (units in the Operating Partnership subject to time-based vesting) and Special LTIP Units (units in the Operating Partnership subject to performance-based vesting, and for purposes of our executive compensation discussion, referred to as required by context, collectively as the “LTIP Units”) that we make to all of our executive officers, Mr. Shaeffer, Mr. Larson and Mr. C. Christensen, and those executive officers employed by our advisor and its affiliates are compensated by our advisor and its affiliates (and not us), in part, for their service to us and our subsidiaries. See “—Compensation of Our Advisor and Its Affiliates” for a discussion of the fees paid to CC Advisors III and its affiliates. We do not specifically reimburse our advisor for any executive officer compensation or benefit costs paid to its employees who serve as our named executive officers, and our advisor makes all decisions relating to compensation paid by our advisor and its affiliates to our executive officers who are its employees. All of our named executive officers are officers of, and hold an indirect ownership interest in, CC Advisors III or its affiliates.

Our executive compensation discussion covers, as required by context, the program as applicable to the named executive officers we employ directly for whom our compensation committee makes all compensation decisions, and as applicable to the named executive officers employed by our advisor for whom our compensation committee makes equity award determinations.

Compensation Objectives

We seek to maintain a total compensation package for the executives we employ directly that provides fair, reasonable and competitive compensation while also permitting us the flexibility to differentiate actual pay based on the level of individual and organizational performance. In addition, we maintain a long-term equity incentive compensation program available to all of our executive officers. Our executive compensation program, including our long-term equity incentive program, is designed to: (i) attract and retain candidates capable of performing at the highest levels of our industry; (ii) create and maintain a performance-focused culture by rewarding outstanding performance based upon objective predetermined metrics; (iii) reflect the qualifications, skills, experience and responsibilities of each executive officer; (iv) align the interests of our executive officers and stockholders by creating opportunities and incentives for our executive officers to increase their equity ownership in us; and (iv) motivate our executive officers to manage our business to meet our short- and long-term objectives.

Pay-for-Performance Philosophy

A substantial majority of executive compensation is tied to our performance and is not guaranteed. The compensation committee sets clear goals for Company performance. Consistent with these objectives, executive compensation for 2024 was heavily weighted toward (i) Company financial and operational performance metrics for annual cash incentive bonuses and (ii)

internal rate of return performance for long-term equity incentives. We believe that the executive compensation program supports these objectives by providing the named executive officers with a multi-faceted compensation package that includes a base salary, the opportunity to earn an annual cash incentive bonus and equity awards.

For 2024, approximately 28.97% and 30.65% of the compensation payable to Mr. G. Christensen and Mr. Rand, respectively was aligned with the interests of our stockholders because either it was determined by or depended on performance or its value fluctuates with our NAV. Approximately 36.42% of Mr. G. Christensen’s and 38.53% of Mr. Rand’s 2024 compensation was fixed base salary that was not dependent on our NAV performance. All other compensation is variable.

Final Results of 2022 Special LTIP Units – Alignment of Pay and Performance

In January 2022, our compensation committee approved awards of Special LTIP Units to our named executive officers which provided each executive officer the opportunity to earn an award amount as determined by our internal rate of return over a three-year performance period. See “Components of Executive Compensation – Equity Incentive Compensation” for additional information regarding Special LTIP Units. At the completion of the three-year performance period from January 1, 2022 through December 31, 2024, no Special LTIP Units had been earned.

Determination of Executive Compensation

Our compensation committee, which is composed of all of our independent directors, discharges our board of directors’ responsibilities relating to the compensation that we pay to our named executive officers. This includes equity compensation grants we make to all of our named executive officers as well as additional compensation we pay to named executive officers employed by us. The compensation committee operates under a written charter adopted by our board of directors, a copy of which is available under the “Corporate Governance” section of our website at www.cottonwoodcommunities.com.

In making compensation decisions for 2024, the compensation committee was provided detailed disclosure of compensation paid by our advisor to those named executive officers employed by the advisor. In addition, the compensation committee reviewed market-based compensation data provided by its independent compensation consultant, Ferguson Partners Consulting L.P. (“FPC”), a nationally recognized compensation consulting firm specializing in the real estate industry. The compensation committee also evaluated the performance of our Chief Executive Officer and Executive Chairman, and then together with our Chief Executive Officer and Executive Chairman, assessed the individual performance of the other named executive officers. While the compensation committee considers recommendations from our Chief Executive Officer, Executive Chairman, and any compensation consultant engaged, along with data provided by its other advisors, it retains full discretion to set all compensation to our named executive officers that we pay.
Engagement of Compensation Consultant

The compensation committee is authorized to retain the services of one or more executive compensation consultants, in its discretion, to assist with the establishment and review of our compensation programs and related policies. In May 2021, we completed our merger with Cottonwood Residential II, Inc., and following the merger we employed certain of our named executive officers. The compensation committee initially retained FPC in 2021 as its independent compensation consultant in connection with implementing a comprehensive executive compensation program for our executive employees and has continued to do so bi-annually. The compensation committee has sole authority to hire, terminate and set the terms of any engagement of any compensation consultant.

The compensation committee expects to review market-based compensation data provided by an executive compensation consultant on a two-year cycle unless our operating environment changes significantly and a more recent study is determined to be recommended. The compensation committee engaged FPC in connection with the committee’s review of compensation for 2024.

For 2024, FPC provided market-based compensation data to assist the committee in the evaluation of our executive compensation program, including with respect to equity compensation for all of our executive officers that complements the compensation provided to our executive officers by our advisor and its affiliates. In connection with these efforts, FPC prepared for the compensation committee reports that included compensation analyses for each executive position, including those executive positions that are held by employees of our advisor and its affiliates, an analysis of a recommended peer group for us and a description of the methodology used to provide the compensation analyses. FPC researched competitive market practices, reviewed the proxy statements of its recommended peer group and checked its own proprietary information data bases. Market-based compensation data is used for reference only to gauge the marketplace for executive compensation in our industry. The compensation committee does not establish a specific target percentile of market for our executives and generally seeks to provide the compensation levels needed to retain our executive team and reward appropriately for performance. The compensation committee reviewed the peer group compensation analyses and methodology provided to the company and approved the 2024 executive compensation program which included equity compensation for all of our executive officers and cash compensation for those executive officers that we employ.

Peer Group

For the 2024 compensation data provided by FPC, the compensation committee used the following ten companies, a majority of which own multifamily real estate and are of similar size to our Company:

American Healthcare REIT, Inc.	Apartment Income REIT Corp.
Sila Realty Trust, Inc.	SmartStop Self Storage REIT, Inc.
InvenTrust Properties Corp.	Elme Communities
UMH Properties, Inc.	Independence Realty Trust, Inc.
Centerspace	Veris Residential, Inc.

Consideration of Say-on-Pay Vote

At our 2024 annual meeting of stockholders, we provided our stockholders with the first opportunity to vote to approve, on a non-binding advisory basis, our executive compensation. More than 90% of the votes cast in the advisory vote on the 2023 compensation of our named executive officers were in favor. The compensation committee reviewed the results of this advisory “say-on-pay” vote and considered it in determining compensation and award amounts granted to our named executive officers for 2025. The compensation committee considered these voting results as supportive of the committee's general executive compensation practices.

Components of Executive Compensation

The key elements of our executive compensation program for our executive officer employees include annual cash compensation, short-term incentive plan compensation as well as equity incentive compensation in the form of LTIP Units. Each element is discussed in detail below.

Base Salary

Our compensation committee believes base salary should be commensurate with each named executive officer’s position and experience. The base salary of the named executive officers employed by us was established by the compensation committee following a review of qualitative and quantitative factors including (i) an assessment of scope of the named executive officer’s responsibilities and leadership and individual role within the executive management team, (ii) the named executive officer’s contributions to the Company, (iii) the named executive officer’s expertise and experience within the industry, and (iv) review of market-based compensation data provided by FPC (initially in 2022 and reviewed annually thereafter).

We believe that our executive officers’ base salary levels are commensurate with their position, responsibilities and experience and are expected to provide a steady source of income sufficient to permit these officers to focus their time and attention on their work duties and responsibilities. Base salaries of our named executive officers employed by us periodically will be reviewed by the compensation committee. For 2025, the compensation committee did not elect to change the annual base salary from year end 2024 levels for Mr. G. Christensen ($400,000) or Mr. Rand ($400,000). Mr. Shaeffer, Mr. Larson and Mr. C. Christensen do not receive an annual base salary from us and are compensated by CC Advisors III and its affiliates.

Short-Term Incentive Plan

The short-term incentive plan is intended to compensate our executive officers for achieving annual company and strategic performance goals. The compensation committee believes that the opportunity to earn an annual cash bonus encourages our executive officers to achieve company and strategic performance goals, which fosters a performance-driven company culture that aligns the executives’ interests with the stockholders’ interests.

The short-term incentive plan allows our executive officers to earn a cash bonus based on various predefined and pre-weighted company and strategic performance goals established by the compensation committee in consultation with management (at least 50% of which are objective, calculable company performance measurements). Strategic performance goals are assessed subjectively. The performance goals may vary from year to year and are intended to drive performance in areas that further our strategic objectives and increase value for our stockholders.

For 2024, the annual cash incentive bonus is the product of the named executive officer’s target bonus (which is a percentage of his base salary) and a formula number that is based on the achievement of predetermined targets. Depending on the achievement of the predetermined targets, the actual annual cash incentive bonus may be less than or greater than the target bonus, subject to limitations. Following its review of market-based compensation information provided by FPC in 2024, the compensation committee set a threshold and maximum annual cash incentive bonus at 50% and 150%, respectively, of target levels for 2024, which was adjusted from 2023 (cash incentive bonuses in 2023 were not subject to a threshold and capped at the target level). The compensation committee set Mr. G. Christensen’s and Mr. Rand’s target bonus at 90% of their respective base salaries for 2024.

The annual cash incentive bonus formula number for 2024 consisted of the following components: (i) 30% portfolio characteristics and objectives (ii) 25% gross capital formation, (iii) 20% capital deployment efficiency, and (iv) 25% operational and return driven metrics. Each performance goal was assigned a weighting relative to the other annual performance goals. Results between threshold and target or between target and maximum for each goal are based on linear interpolation. Performance below threshold earns 0%, and performance above target is capped at 150% of the target level. The total annual cash incentive bonus earned by an executive officer is the sum of the weighted amounts earned with respect to each goal.

Our 2024 Company Performance Measures were:

Portfolio Characteristics and Objectives. Thirty percent of each target annual cash incentive bonus is based on satisfying qualitative and quantitative portfolio characteristics and objectives. These metrics are intended to match our overall operating and financial goals for our portfolio for the year and include portfolio construction and cash management objectives as well as certain financing, development and capital raising initiatives. For 2024, our compensation committee awarded percentage points for (i) the investment of capital consistent with our disclosed investment objectives, (ii) successful refinancing of the Cottonwood Broadway and 805 Riverfront construction loans and addition of Alpha Mill to our revolving credit facility, (iii) obtaining, in one instance, and progressing toward, in another instance, a temporary certificate of occupancy for development projects in the portfolio, and (iv) increasing selling agreements and registered investment advisor participation in our offerings. Other objectives in this performance goal included liquidity targets and equity capital raise. The percentage points available to be earned under the portfolio characteristics and objectives performance goal range from 0% to 45%. For 2024, the compensation committee awarded 22.75% under the component.

Gross Capital Formation. Twenty-five percent of each target annual cash incentive bonus is based on achieving capital formation goals. We are a growth-oriented company, and a substantial portion of our growth is from raising capital. Accordingly, our ability to raise capital is one of our core performance measures. The percentage points available to be earned under the gross capital formation performance goal range from 0% to 37.5% with $200.0 million in total capital raise necessary to earn all percentage points under this performance goal. For 2024, the compensation committee awarded 16.88% under the component.

Capital Deployment Efficiency. Twenty percent of each target annual cash incentive bonus is based on achieving capital deployment efficiency goals. Our ability to achieve our investment objectives is dependent on investing capital in suitable investments. As such, our compensation committee reviews capital deployed in 2024 against a targeted benchmark in evaluating this performance goal. The percentage points available to be earned under the capital deployment efficient performance goal range from 0% to 30%. For 2024, the compensation committee awarded 30% under the component for the deployment of the targeted $160.0 million in capital.

Operational and Return Driven Metrics. Twenty-five percent of each target annual cash incentive bonus is based on achieving operational and return goals. Pursuant to this component FFO coverage is reviewed based on company objectives and peer-driven comparisons with a target coverage using linear interpolation to 65% run rate. See Part II, Item 5. “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities - Funds from Operations” for considerations on how to review this metric, as well as a reconciliation of FFO to GAAP net loss. In addition, annual and long-term growth in same store revenue and net operating income (“Same Store NOI”) is evaluated relative to the average of such measures reported by three publicly-traded apartment REITs with points awarded for meeting or exceeding such averages. For fiscal year 2024, the peer group consisted of UDR, Inc., Mid-America Apartment Communities, Inc. and Camden Property Trust, Inc. See “Item 7. Management’s Discussion and Analysis of Financial Conditions and Results of Operations – Reportable Segment Net Operating Income” for information on how we calculate and use Same Store NOI, as well as a reconciliation of Same Store NOI from our consolidated statement of operations. The percentage points available to be earned under the operational and return driven metrics performance goal range from 0% to 37.5%. For 2024, the compensation committee awarded 18.75% under the component for exceeding peer group average for Same Store NOI and same store measured since 2016 as well as progressing toward our FFO coverage goal.

Calculation of Bonuses. With respect to the specific formula components for 2024, the named executive officers received 88.38% of their target bonus based on the achievement of the predetermined targets discussed above. Based on our actual performance in 2024, the compensation committee approved an annual cash incentive bonus for Mr. G. Christensen and Mr. Rand each in an amount of $318,168. Mr. Shaeffer, Mr. Larson and Mr. C. Christensen do not receive a cash incentive bonus from us and are compensated by CC Advisors III and its affiliates.

Equity Incentive Compensation

Our compensation committee acknowledges that the real estate industry is highly competitive and that experienced professionals have significant career mobility. Our compensation committee determined that through the annual grant of LTIP Units under our partnership agreement, with vesting based on continued employment or the achievement of performance goals, each over multi-year periods, we will attract, motivate and retain highly skilled executive officers who are committed to our core values of prudent risk-taking and integrity. Each year our compensation committee determines, in its sole discretion, the aggregate amount, type and terms of any equity grants to our named executive officers. For 2024, the compensation committee determined that annual equity awards should consist of approximately 35% in LTIP Units (subject to multi-year vesting) and 65% in Special LTIP Units (with a multi-year performance measuring period) for all named executive officers.

LTIP Units are a separate series of limited partnership units of the Operating Partnership, which are convertible into CROP Units upon achieving certain vesting and performance requirements. Awards of LTIP Units are subject to the conditions and restrictions determined by our compensation committee, including continued employment or service, computation of financial metrics and/or achievement of pre-established performance goals and objectives. If the conditions and/or restrictions included in an LTIP Unit award agreement are not attained, holders will forfeit the LTIP Units granted under such agreement. Unless otherwise provided, the LTIP Unit awards (whether vested or unvested) will entitle the holder to receive current distributions from the Operating Partnership, and the unvested Special LTIP Units will entitle the holder to receive 10% of the current distributions from the Operating Partnership during the applicable performance period. With respect to Special LTIP Units, at the end of the performance period, if the internal rate of return equals or exceeds the performance threshold (6%), the holder will be entitled to receive an additional grant of LTIP Units equivalent to 90% of distributions that would have been paid on the earned Special LTIP Units during the performance period and such distributions had been reinvested in CROP Units. When the LTIP Units have vested and sufficient income has been allocated to the holder of the vested LTIP Units, the LTIP Units will automatically convert to CROP Units on a one-for-one basis.

The compensation committee has deemed LTIP Unit awards to be an effective means to ensure alignment of the executives’ interests with those of the stockholders. LTIP Units are structured as “profits interests” for U.S. federal income tax purposes, and we do not expect the grant, vesting or conversion of LTIP Units to produce a tax deduction for us based on current U.S. federal income tax law. As profits interests, the LTIP Units initially will not have full parity, on a per unit basis, with the CROP Units with respect to liquidating distributions. Upon the occurrence of specified events, the LTIP Units can, over time, achieve full parity with the CROP Units and therefore, accrete to an economic value for the holder equivalent to the CROP Units. If such parity is achieved, the LTIP Units may be converted, subject to the satisfaction of applicable vesting conditions, on a one-for-one basis into CROP Units upon the occurrence of certain events, by the holder for a cash amount based on the value of a share of our common stock or for shares of our common stock, on a one-for-one basis, at our election. However, there are circumstances under which the LTIP Units will not achieve parity with the CROP Units, and until such parity is reached, the value that a holder could realize for a given number of LTIP Units will be less than the value of an equal number of shares of our common stock and may be zero. The compensation committee believes that this characteristic of the LTIP units, that they achieve real value only if our share value appreciates, links executive compensation to our performance.

In January 2024, the compensation committee approved equity awards for fiscal year 2024 in dollar values, with the number of units granted calculated by dividing the dollar value of the approved awards by the most recently determined NAV of CROP Units. In determining the size of the long-term equity incentives awarded to the named executive officers for 2024 service, the compensation committee considered, among other things, the role and responsibilities of the individual, competitive factors and individual performance history. These awards were intended to enable our executive officers to establish a meaningful equity stake in us that would vest over a period of years based on continued service.

Our compensation committee currently expects to continue to grant LTIP Units awards to our named executive officers annually on the same terms and conditions; however, the committee’s decision whether to approve any such awards in the future will depend on our performance, market trends and practices and other considerations.

Time-Based LTIP Units

The following table sets forth the number and value of the time-based LTIP Units granted to our named executive officers in January 2024 for 2024 compensation. The time-based LTIP Units were issued on January 9, 2024 based on the grant date fair value determined in accordance with the Financial Accounting Standards Board’s Accounting Standards Codification 718, Compensation—Stock Compensation (“ASC Topic 718”). The time-based LTIP Units vest annually in equal installments over a four-year period with the first 25% vesting on January 1, 2025, subject to continued service. Time based LTIP Units (whether vested or unvested) receive the same distribution per unit as the CROP Units.

Executive Officer	Date of Grant	Number of Time-Based LTIP Units	Value of Time-Based LTIP Units
Daniel Shaeffer	January 9, 2024	26,597	$385,000
Adam Larson	January 9, 2024	6,165	$89,250
Chad Christensen	January 9, 2024	26,597	$385,000
Gregg Christensen	January 9, 2024	9,188	$133,000
Glenn Rand	January 9, 2024	7,737	$112,000

In January 2025, the compensation committee approved the grant of an aggregate of 123,389 LTIP Units to the named executive officers for 2025 compensation. The grants were made on January 8, 2025. These LTIP Unit awards vest annually in equal installments over a four-year period beginning on January 1, 2026, subject to continued service. The 2025 grants of LTIP Units will be reflected in the “Summary Compensation Table” and “2025 Grants of Plan-Based Awards” table in Part III of our Annual Report on Form 10-K for the year ended December 31, 2025.

Special LTIP Units

The following table sets forth the number and value of the Special LTIP Units (performance-based LTIP Units) granted to our named executive officers in January 2024. The Special LTIP Units were issued on January 9, 2024 based on the grant date fair value determined in accordance with ASC Topic 718. The actual amount of each award will be determined at the conclusion of the three-year performance period on December 31, 2026, and will depend on our internal rate of return (as defined in the award agreements).

Executive Officer	Date of Grant	Number of Special LTIP Units	Value of Special LTIP Units
Daniel Shaeffer	January 9, 2024	49,394	$715,000
Adam Larson	January 9, 2024	11,450	$165,750
Chad Christensen	January 9, 2024	49,394	$715,000
Gregg Christensen	January 9, 2024	17,063	$247,000
Glenn Rand	January 9, 2024	14,369	$208,000

Pursuant to the terms of the applicable award agreements, our named executive officers may earn up to 100% of the number of Special LTIP Units granted, plus deemed dividends on earned units, based on our internal rate of return during the performance period in accordance with the following schedule, with linear interpolation for performance between levels:

Internal Rate of Return	Percentage Earned
Less than 6%	—%
6%	50%
10% or greater	100%

None of the Special LTIP Units will be earned if our internal rate of return for the performance period is less than 6%, and the maximum number of Special LTIP Units will only be earned if our internal rate of return for the performance period is 10% or greater. The earned Special LTIP Units will become fully vested on the first anniversary of the last day of the performance period, subject to continued employment with us, or CC Advisors III or its affiliates. During the performance period, unvested Special LTIP Units will entitle the holder to receive 10% of the current distribution per unit paid to holders of the CROP Units (based on the total number of Special LTIP Units granted). At the end of the performance period, if the internal rate of return equals or exceeds the performance threshold (6%), the holder will be entitled to receive an additional grant of LTIP Units equivalent to 90% of distributions that would have been paid on the earned Special LTIP Units during the performance period and such distributions had been reinvested in CROP Unit.

In January 2025, the compensation committee approved the grant of an aggregate target of 229,151 Special LTIP Units to the named executive officers for 2025 compensation. The grants were made on January 8, 2025. The 2025 grants of Special LTIP Units will be reflected in the “Summary Compensation Table” and “2025 Grants of Plan-Based Awards” table in Part III of our Annual Report on Form 10-K for the year ended December 31, 2025.

Employee Benefits

Our full-time employees, including the named executive officers, are eligible to participate in health and welfare benefit plans, which provide medical, dental, vision, prescription, life insurance, disability insurance and related benefits.

Employment Agreements

We do not have any employment agreements with our employee executives.

Additional Compensation Components

In the future, as we further formulate and implement our compensation program, we may provide different and/or additional compensation components, benefits and/or perquisites to the named executive officers, to ensure that we provide a balanced and comprehensive compensation structure. We believe that it is important to maintain flexibility to adapt our compensation structure when needed to properly attract, motivate and retain the top executive talent for which we compete.

Executive Officer Compensation Tables

The following discussion supersedes and replaces the disclosure regarding executive officer compensation tables contained in the prospectus under the heading “Compensation — Executive Officer Compensation Tables.”

Summary Compensation Table

The following table sets forth the information required by Item 402 of Regulation S-K promulgated by the SEC. The table sets forth the base salary and other compensation that was paid to or earned by the named executive officers in 2024, 2023 and 2022. With respect to equity incentive awards, the dollar amounts indicated in the table under “Stock Awards” are the aggregate grant date fair value of awards computed in accordance with ASC Topic 718.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Total ($)
Daniel Shaeffer Chief Executive Officer	2024 2023 2022	(2) (2) (2)	1,100,000 1,141,153 1,141,153	(2) (2) (2)	1,100,000 1,141,153 1,141,153
Adam Larson Chief Financial Officer	2024 2023 2022	(2) (2) (2)	255,000 225,000 225,000	(2) (2) (2)	255,000 225,000 225,000
Chad Christensen Executive Chairman	2024 2023 2022	(2) (2) (2)	1,100,000 1,141,153 1,141,153	(2) (2) (2)	1,100,000 1,141,153 1,141,153
Gregg Christensen Chief Legal Officer and Secretary	2024 2023 2022	400,000 400,000 400,000	380,000 385,000 385,000	318,168 226,671 267,372	1,098,168 1,011,671 1,052,372
Glenn Rand Chief Operating Officer	2024 2023 2022	400,000 400,000 400,000	320,000 300,000 300,000	318,168 214,078 252,518	1,038,168 914,078 952,518
(1) For 2024, this represents the total grant date fair value of LTIP Units and Special LTIP Units granted on January 9, 2024, determined in accordance with ASC Topic 718. Refer to Note 2 and Note 14 to our consolidated financial statements included herein, for a discussion of our accounting of LTIP Units and the assumptions used.

The grant date fair values for the following named executive officers relating to 2024 LTIP Unit awards granted on January 9, 2024, are as follows: Daniel Shaeffer—$384,000; Adam Larson—$89,250; Chad Christensen—$384,000; Gregg Christensen—$133,000; Glenn Rand—$112,000. The LTIP Unit awards granted in 2024 vest over four years from the date of grant in equal installments on a quarterly basis, subject to continued service.

The grant date fair values for the named executive officers relating to 2024 Special LTIP Unit awards granted on January 9, 2024, are as follows: Daniel Shaeffer—$715,000; Adam Larson—$165,750; Chad Christensen—$715,000; Gregg Christensen—$247,000; Glenn Rand—$208,000. The maximum values of the 2024 Special LTIP Unit awards assuming that the highest level of performance is achieved are as follows: Daniel Shaeffer—$715,000; Adam Larson—$165,750; Chad Christensen—$715,000; Gregg Christensen—$247,000; Glenn Rand—$208,000.

(2) Mr. Shaeffer, Mr. Larson and Mr. C. Christensen are each an officer and employee of our advisor and its affiliates, and are compensated by these entities, in part, for their respective service to us or our subsidiaries. We do not compensate Mr. Shaeffer, Mr. Larson or Mr. C. Christensen other than through LTIP Unit awards approved by our compensation committee and no allocation of the total compensation paid and benefits provided by our advisor and its affiliates to these named executive officers is made for the time spent by such persons on behalf of our Company. As a result, we have not included any amount of the compensation paid and benefits provided to such persons other than with respect to equity awards in the foregoing summary compensation table. Refer to the “Compensation” section of the prospectus for a discussion of the fees paid to CC Advisors III and its affiliates.

2024 Grant of Plan-Based Awards

The following table sets forth information with respect to plan-based awards granted in 2024 to the named executive officers.

Name	Date of Grant	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			All Other Stock Awards: Number of Shares or Units (#) (3)	Grant Date Fair Value (4)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Daniel Shaeffer
Annual cash incentive bonus		—	—	—	—	—	—	—	—
LTIP units	January 9, 2024	—	—	—	—	—	—	26,597	$385,000
Special LTIP units	January 9, 2024	—	—	—	—	49,394	—	—	$715,000
Adam Larson
Annual cash incentive bonus		—	—	—	—	—	—	—	—
LTIP units	January 9, 2024	—	—	—	—	—	—	6,166	$89,250
Special LTIP units	January 9, 2024	—	—	—	—	11,450	—	—	$165,750
Chad Christensen
Annual cash incentive bonus		—	—	—	—	—	—	—	—
LTIP units	January 9, 2024	—	—	—	—	—	—	26,597	$385,000
Special LTIP units	January 9, 2024	—	—	—	—	49,394	—	—	$715,000
Gregg Christensen
Annual cash incentive bonus		$180,000	$360,000	$540,000	—	—	—	—	—
LTIP units	January 9, 2024	—	—	—	—	—	—	9,188	$133,000
Special LTIP units	January 9, 2024	—	—	—	—	17,063	—	—	$247,000
Glenn Rand
Annual cash incentive bonus		$180,000	$360,000	$540,000	—	—	—	—	—
LTIP units	January 9, 2024	—	—	—	—	—	—	7,737	$112,000
Special LTIP units	January 9, 2024	—	—	—	—	14,369	—	—	$208,000
(1) For the year ended December 31, 2024, the Compensation Committee approved annual cash incentive bonuses for Messrs. G. Christensen and Mr. Rand of $318,168 and $318,168, respectively. For more information regarding the performance goals for these annual cash incentive bonuses, see “—Components of Executive Compensation—Short-Term Incentive Program.” Messrs. Shaeffer, Larson and C. Christensen are each an officer and employee of our advisor and its affiliates, and are compensated by these entities, in part, for their respective service to us or our subsidiaries. We do not compensate Messrs. Shaeffer, Larson or C. Christensen other than through LTIP Unit awards approved by our compensation committee and no allocation of the total compensation paid and benefits provided by our advisor and its affiliates to these named executive officers is made for the time spent by such persons on behalf of our Company. Refer to “Compensation” in the Prospectus for a discussion of the fees paid to CC Advisors III and its affiliates.

(2) Equity incentive plan awards were made in the form of Special LTIP Units. At the end of the three-year performance period, the Special LTIP Units are earned at a rate depending on our internal rate of return over the measuring period. A recipient of Special LTIP Units may receive as few as zero units or as many as 100% of the number of target units, plus deemed dividends on earned shares. During the performance period, unvested Special LTIP Units will entitle the holder to receive 10% of the current distribution per unit paid to holders of the CROP Units (based on the total number of Special LTIP Units granted). At the end of the performance period, if the LTIP Unit is earned, the holder will be entitled to receive an additional grant of LTIP Units equivalent to 90% of distributions that would have been paid on the earned Special LTIP Units during the performance period and such distributions had been reinvested in CROP Units. For more information regarding the performance criteria for these performance unit awards, see “—Component of Executive Compensation – Equity Incentive Compensation—Special LTIP Units.”

(3) Stock awards were made in the form of Time-Based LTIP Units. The Time-Based LTIP Units vest annually in equal installments over a four-year period with the first 25% vesting on January 1, 2025, subject to continued service. Time-based LTIP Units (whether vested or unvested) receive the same distribution per unit as the CROP Units. For more information regarding the LTIP Unit awards, see “ —Component of Executive Compensation – Equity Incentive Compensation—Time-Based LTIP Units.”

(4) The amounts included in this column represent the full grant date fair value of the LTIP Units determined in accordance with ASC Topic 718. Refer to Note 2 and Note 14 to our consolidated financial statements included herein, for a discussion of our accounting of LTIP Units and the assumptions used.

Outstanding Equity Awards at Fiscal Year-End 2024

The following tables set forth information with respect to outstanding equity awards held by the named executive officers as of December 31, 2024 and includes awards received by our named executive officers from CROP prior to its merger with us. No option awards were outstanding for the named executive officers as of December 31, 2024. The aggregate dollar values indicated in the table below for equity incentive plan awards are the market or payout values and not the grant date fair values determined in accordance with ASC Topic 718 or the compensation expense recognized in our consolidated financial statements. In addition, the number of unearned Special LTIP Units in the equity incentive plan awards are the actual amounts earned under the 2022 awards and the target amounts that may be earned under the 2023 and 2024 Special LTIP Unit awards.

	Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested (1)	Market Value of Shares or Units That Have Not Vested (2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (2)(4)
Daniel Shaeffer	110,168	$1,340,619	130,301	$1,052,502
Adam Larson	16,070	$195,554	27,403	$228,347
Chad Christensen	110,168	$1,340,619	130,301	$1,052,502
Gregg Christensen	39,971	$486,406	44,358	$359,945
Glenn Rand	16,867	$205,252	35,639	$293,534
(1) The following table summarizes the time-based LTIP Unit awards for which a portion of the awards remain unvested as of December 31, 2024. The table also provides information about the applicable vesting period.

		Number of Time-Based LTIP Units
Grant Date	Grant Date Fair Value	Shaeffer	Larson	C. Christensen	G. Christensen	Rand	Vesting Period
January 2, 2021	$10.6253	35,801	__	35,801	15,229	8,362	Over four years with 25.0% vesting per year beginning on January 1, 2022.
February 28, 2021	$10.0000	__	5,000	__	__	__	Over four years with 25.0% vesting per year beginning on January 1, 2022.
May 7, 2021	$10.8315	191,381	13,500	191,381	71,768	__	Over four years with 25.0% vesting per year beginning on May 7, 2022.
January 7, 2022	$16.9316	23,589	4,651	23,589	7,959	6,201	Over four years with 25.0% vesting per year beginning on January 1, 2023.
January 6, 2023	$19.9945	19,975	3,939	19,975	6,739	5,251	Over four years with 25.0% vesting per year beginning on January 1, 2024.
January 9, 2024	$14.4754	26,597	6,165	26,597	9,188	7,737	Over four years with 25.0% vesting per year beginning on January 1, 2025.
		297,343	33,255	297,343	110,883	27,551

(2) Market values are based on the NAV of CROP Units as of November 30, 2024 of $12.1688, which was our most recently determined NAV as of December 31, 2024.

(3) The following table summarizes the Special LTIP Unit awards (at target amounts) for which a portion of the awards remain unearned and unvested as of December 31, 2024, assuming the Special LTIP Unit awards are earned at the conclusion of the applicable measurement period. The table also provides information about the applicable vesting periods.

		Number of Performance-Based LTIP Units
Grant Date	Grant Date Fair Value	Shaeffer	Larson	C. Christensen	G. Christensen	Rand	Vesting Period
January 7, 2022	$16.9316	43,809	8,638	43,809	14,780	11,517	All earned Special LTIP Units vest on the first anniversary of the last day of the three-year performance period which ends December 31, 2024, subject to continued employment.
January 6, 2023	$19.9945	37,098	7,315	37,098	12,515	9,753	All earned Special LTIP Units vest on the first anniversary of the last day of the three-year performance period which ends December 31, 2025, subject to continued employment.
January 9, 2024	$14.4754	49,394	11,450	49,394	17,063	14,369	All earned Special LTIP Units vest on the first anniversary of the last day of the three-year performance period which ends December 31, 2026, subject to continued employment.
		130,301	27,403	130,301	44,358	35,639
(4) For the 2022 performance awards, no LTIP Units were earned for the three-year performance period ended December 31, 2024. The compensation committee determined the number of LTIP Units earned under the 2022 performance awards on January 8, 2025. For the 2023 and 2024 performance awards, the number and value set forth in the table assumes the named executive officers earn the target amount of LTIP Units.

2024 Option Exercises and Stock Vested

The following table sets forth the aggregate number of LTIP Units that vested in 2024. The value realized on vesting is the product of (i) the most recent net asset value of a CROP Unit on the vesting date, multiplied by (ii) the number of LTIP Units. No options were exercised during 2024.

Name	Number of Shares Acquired on Vesting (1)	Value Realized on Vesting (2)
Daniel Shaeffer	153,119	$1,934,059
Adam Larson	34,929	$460,922
Chad Christensen	153,119	$1,934,059
Gregg Christensen	61,764	$778,238
Glenn Rand	45,881	$618,112
(1) This amount includes Time-Based LTIP Units and Performance-Based LTIP Units. Time-based LTIP Units vest over four years with 25% vesting per year beginning on January 1 of the year following the grant date.

On January 9, 2024, the compensation committee determined the number of LTIP Units earned pursuant to performance unit awards made in January 2021 as follows: Mr. Shaeffer, 71,599 LTIP Units; Mr. Larson, 15,000 LTIP Units, Mr. C. Christensen, 71,599 LTIP Units, Mr. G. Christensen 30,461, LTIP Units; and Mr. Rand, 16,724 LTIP Units. The earned LTIP Units fully vest on the first anniversary of the last day of the performance period, subject to continued employment with the Issuer's advisor or its affiliates and fully vested on December 31, 2024. In addition, each officer received an additional grant of LTIP Units equivalent to 90% of distributions that would have been paid on the earned LTIP Units during the performance period which units are reflected in the table above.

Over time, the LTIP Units can achieve full parity with CROP Units for all purposes. If such parity is reached, non-forfeitable LTIP Units automatically convert into CROP Units.

(2) Time-Based LTIP Units vested on January 1, 2024 and May 7, 2024. The value was determined based on the NAV of a CROP Unit as of November 30, 2023 of $14.4754 and $12.6916 as of March 31, 2024, which was our most recently determined NAV as of January 1, 2024 and May 7, 2024, respectively. Because of the nature of LTIP Units, the actual value upon vesting, if any, may have been less, and the actual amount realized won’t be determinable until the units are redeemable.

Termination and Change in Control Arrangements

We are not a party to any employment agreements with our executive officers. As a result, all payments we would need to make to any named executive officer upon termination of employment (with our advisor or with us, as applicable) or following a change of control of the Company are pursuant to award agreements entered with our named executive officers with respect to annual grants of LTIP Units.

Accelerated Vesting of Time-Based LTIP Units. Pursuant to award agreements with our named executive officers, upon a “change in control” (as defined in the award agreements) or in the event of a termination of the executive officer’s employment by the executive officer for “good reason” (as defined in the award agreements), by the employer without “cause” (as defined in the award agreements), or by reason of death or disability, all outstanding time-based LTIP Units will become fully vested.

Accelerated Vesting of Special LTIP Units. Pursuant to the terms of award agreements with our named executive officers, upon a “change in control” (as defined in the award agreements) or in the event of a termination of the executive officer’s employment by the executive officer for “good reason” (as defined in the award agreements), by the Company without “cause” (as defined in the award agreements), or by reason of death or disability (each a “Qualified Termination”), after the grant date, but prior to the end of the performance period, the target number (100%) of award LTIP Units will be deemed earned. Upon a Qualified Termination after the end of the performance period, but prior to the vesting of the earned Special LTIP Units, all unvested earned Special LTIP Units will become fully vested.

Pursuant to the award agreements, the following definitions apply:

“Cause” means, with respect to a named executive officer, (i) conduct by the named executive officer which would reasonably be expected to result in material injury or reputation harm to the employer; (ii) conduct by the named executive officer constituting gross negligence or willful misconduct in the performance of his or her duties; (iii) the material violation by the named executive officer of any written policy and ethics, as in effect on the grant date of the award and as subsequently changed from time to time; or (iv) the commission by the named executive officer of any felony or a misdemeanor involving moral turpitude, deceit, dishonesty or fraud.

“Change in Control” means: (i) the acquisition in one or more transactions by any person, of the beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) of 50% or more of (A) the then outstanding shares of common stock of the Company, or (B) the combined voting power of the then outstanding securities of the Company entitled to vote generally in the election of directors; (ii) the closing of a sale or other conveyance of all or substantially all of the assets of the Company or the Partnership other than a sale or other conveyance by the Company to an entity at least 50% of the combined voting power of the voting securities of which are owned by the stockholders of the Company in substantially the same proportion as their ownership of the common stock of the Company immediately prior to such sale or other conveyance; (iii) the effective time of any merger, share exchange, consolidation, or other business combination involving the Company or a direct or indirect subsidiary of the Company that results in the voting securities of the Company outstanding immediately prior to such transaction representing (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) less than 50% of the combined voting power of the securities of the surviving entity or its parent outstanding immediately after such transaction; or (iv) a capital transaction.

“Good Reason” means, with respect to a named executive officer, that the named executive officer has complied with the “Good Reason Process” (as defined in the award agreement) following the occurrence of any of the following events: (i) a material diminution in the named executive officer’s responsibilities, authority or duties; (ii) a material diminution in the named executive officer’s base salary and cash bonus opportunity; (iii) a change in the geographic location at which the named executive officer’s provides services to the Company by at least 50 miles; or (iv) a material breach by the Company of the LTIP Unit award agreement.

2024 Termination Payment Table

The following table sets forth the value of the LTIP Unit awards held by the Company’s named executive officers as of December 31, 2024 whose vesting would accelerate in the circumstances described above. Values are based on the NAV of our common stock as of November 30, 2024 of $12.1688, which was our most recently determined NAV as of December 31, 2024.

Name	Change in Control, Termination by Executive Officer for Good Reason, by Employer without Cause, or by Reason of Death or Disability
Daniel Shaeffer	$2,393,120
Adam Larson	$423,901
Chad Christensen	$2,393,120
Gregg Christensen	$846,351
Glenn Rand	$498,787

2024 Director Compensation Table

The following discussion supplements the disclosure regarding compensation of directors contained in the prospectus under the heading “Management — Compensation of Directors.”

We pay a cash retainer of $60,000 to each independent director for their service as a director, as well as an equity grant of time-based LTIP Units in the Operating Partnership with a value of approximately $95,000 at the time of grant. The equity has a one-year vesting schedule. The independent board members serving as chairperson of each of the audit, compensation and conflicts committees will receive an additional annual cash retainer of $20,000, $15,000 and $15,000, respectively. All members of our board of directors are reimbursed for their travel expenses incurred in connection with their attendance at board and committee meetings.

The table below provides information regarding compensation paid to or earned by our directors during the year ended December 31, 2024 as required by Item 402(k) of Regulation S-K.

Name	Fees Earned or Paid in Cash	Stock Awards (1)(2)	Total
Daniel Shaeffer (3)	$—	$—	$—
Chad Christensen (3)	$—	$—	$—
Jonathan Gardner	$75,000	$95,000	$170,000
John Lunt	$80,000	$95,000	$175,000
Philip White	$75,000	$95,000	$170,000

(1) As of December 31, 2024, each of Messrs. Gardner, Lunt and White held 6,563 unvested LTIP units.
(2) Represents 6,563 LTIP Units granted to each of Messrs. Gardner, Lunt, and White on January 9, 2024, for compensation for the year ended December 31, 2024. The dollar value is computed in accordance with ASC Topic 718. Refer to Note 2 and Note 14 to our consolidated financial statements included herein, for a discussion of our accounting of LTIP units and the assumptions used. The grant date fair value of each award granted on January 9, 2024 was $14.4754.

(3) Directors who are not independent of us do not receive compensation for their services as a director. Each of Mr. Shaeffer and Mr. C. Christensen received grants of equity compensation in connection with their positions as executive officers of the Company which is reflected in the discussion of executive compensation above.

Pay Ratio Disclosure

As required by Item 402(u) of Regulation S-K, we are providing the following information about the ratio of the median employee’s total annual compensation to the total annual compensation of our chief executive officer (as paid by us) for the year ended December 31, 2024:

•The total compensation of the employee who represents the Company's median compensated employee (other than CEO) was approximately $54,824;
•Annual total compensation of our chief executive officer (as reported in the “Summary Compensation Table” presented above): $1,100,000;
•Ratio of median employee to chief executive officer total annual compensation: 4.98%

We do not directly compensate our chief executive officer other than through LTIP Unit awards. As a result, annual total compensation as reported in the “Summary Compensation Table” only reflects equity awards granted by us to our chief executive officer and does not include additional items of compensation such as salary and bonus which is paid by our advisor, the employer of our chief executive officer.

In determining the median employee, we prepared a list of all employees as of December 31, 2024 and reviewed the amount of salary, wages and equity awards of all such employees reported to the Internal Revenue Service on Form W-2 for 2024. We also reviewed pre-tax wages that were contributed by employees to a 401k program, a Health Savings Account program, a flexible spending account program and medical insurance policy premiums. More specifically, for each employee, we aggregated the amounts indicated on the face of his or her Form W-2 and pre-tax wages allocated to 401k, Health Savings Accounts, flexible spending accounts and medical insurance policy premiums. We had 266 employees as of December 31, 2024. Salaries, wages and bonuses were annualized for those employees that were not employed for the full year of 2024. In addition, bonuses for employees who were not employed for the full year of 2024 were annualized. We identified the median employee using this compensation measure, which was consistently applied to all employees included in the calculation. Because all employees are located in the United States, we did not make any cost-of-living adjustments in identifying the median employee.

Once the median employee was identified, we combined all of the elements of such employee’s compensation for 2024 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K promulgated by the SEC, resulting in median employee total annual compensation of approximately $54,824. Given the different methodologies that various public companies will use to determine an estimate of their pay ratio, the estimated ratio reported above should not be used as a basis for comparison between companies.

Policies and Practices Related to the Timing of Grants of Certain Equity Awards

It is the compensation committee’s practice to approve ordinary course annual equity grants at its regularly-scheduled meeting held in December of each year. At this meeting, the compensation committee will approve each named executive officer’s annual equity award. At this time, we do not currently anticipate granting stock options to any of our named executive officers. The Company does not schedule its equity grants in anticipation of the release of material, non-public information, nor does the Company time the release of material, non-public based on equity grant dates.

Compensation Committee Interlocks and Insider Participation

During 2024, the compensation committee was composed of Messrs. Gardner, Lunt and White, none of whom were officers or employees of the Company during the fiscal year ended December 31, 2024, and none of whom had any relationship requiring disclosure by the Company under Item 404 of Regulation S-K under the Exchange Act.

Compensation Risk Assessment

The compensation committee has overall responsibility for overseeing the risks relating to our compensation policies and practices. The compensation committee uses its independent compensation consultant, FPC, to independently consider and analyze the extent, if any, to which our compensation policies and practices might create risks for the Company, as well as policies and practices that could mitigate any such risks. After conducting this review in 2024, the compensation committee has determined that none of our compensation policies and practices create any risks that are reasonably likely to have a material adverse effect on our Company.

Equity Compensation Information

The following discussion supplements the disclosure regarding equity compensation contained in the prospectus under the heading “Compensation — Equity Compensation Plan Information.”

Equity Compensation Table

As of December 31, 2024, we have granted LTIP Units to our officers, directors and certain employees and restricted stock units to our non-executive employees and employees of our advisor. The following table summarizes information, as of December 31, 2024, relating to equity compensation plans of the Company (including individual compensation arrangements) pursuant to which equity securities of the Company are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted‑average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (2)
Equity compensation plans approved by security holders	—	—	—
Equity compensation plans not approved by security holders (3)	1,522,172	—	268,239
Total	1,522,172	—	268,239

(1) Consists entirely of LTIP Units in CROP (614,403 of which are vested). Upon satisfaction of certain conditions, LTIP Units are convertible into CROP Units, which may then be redeemed for cash, or at our option, an equal number of shares of Class I common stock, subject to certain restrictions. There is no exercise price associated with LTIP Units. Excluded from the table above are 1,654,014 LTIP Units (1,625,155 of which are vested) awarded by CRII as equity compensation prior to the CRII Merger. LTIP Units subject to performance vesting conditions assume the maximum level of performance.

(2) The Equity Incentive Plan allows for the issuance of a maximum of 300,000 shares of common stock issued through restricted stock units or restricted stock awards. No additional securities have been reserved for issuance with respect to awards of LTIP Units in CROP.

(3) LTIP Unit awards have been granted by our compensation committee of our board of directors pursuant to the terms of award agreements and as contemplated in the Operating Partnership Agreement for CROP. Restricted stock grants have been made to our non-executive employees and employees of our advisor pursuant to the Equity Incentive Plan as well as outside of the Equity Incentive Plan.

Other Related Party Transactions

The following supplements the discussion in the prospectus under the heading “Compensation — Other Related Party Transactions.”

Managing Broker Dealer Agreements

We have engaged an unaffiliated third party dealer manager (the “Dealer Manager”) to act as the managing broker-dealer for our private offerings of preferred stock. In this capacity we pay (or paid) the Dealer Manager certain underwriting compensation from the proceeds of the offerings as described below, all or a portion of which the Dealer Manager reallows (or reallowed) to wholesalers internal to our advisor and its affiliates.

In connection with our private offerings we paid underwriting compensation, all or a portion of which may be reallowed to wholesalers of our advisor and its affiliates as discussed herein. For the offerings of the Series 2023 preferred stock, Series 2025 preferred stock, and Series A Convertible preferred stock, we paid or will pay, the third party a placement fee in an amount up to 3.0%, 3.25% and 3.0%, respectively, of the gross proceeds from the sale of preferred shares in the offerings. For our private offering of the Series 2023-A preferred stock we pay a wholesaler fee in an amount up to 2.0% of the gross proceeds from the sale of the preferred shares. For the year ended December 31, 2024, these fees, all or a portion of which were reallowed to wholesalers internal to our advisor and its affiliates totaled $2.3 million.

We expect to pay this third party additional underwriting compensation in the future in connection with future private offerings, which compensation may be reallowed to wholesalers internal to our advisor and its affiliates.

Reimbursement Policy

For the year ended December 31, 2024, we reimbursed Daniel Shaeffer, our Chief Executive Officer and an affiliated director, $8,707 for expenses incurred by Mr. Shaeffer in connection with transportation he provided for himself and certain other officers of the Company related to approved business travel.

Exchange of CROP Units

The conflicts committee of our board of directors approved the exchange into shares of Class I common stock of the Company of up to 816,550 for the fiscal year ended December 31, 2024 by the executive officers of the Company on the same terms and conditions available to unaffiliated third parties pursuant to the terms of the Operating Partnership Agreement. As approved by the conflicts committee, exchanges into Class I shares by an individual executive will be permitted up to the executive’s proportionate share of the total amount approved for exchange (based on CROP Units that are eligible for exchange). No CROP Units held by executive officers were exchanged during the year ended December 31, 2024.

Stock Ownership of Certain Beneficial Owners and Management

The following table supersedes and replaces the corresponding table in the prospectus under the heading “Stock Ownership of Certain Beneficial Owners and Management.”

The following table sets forth, as of March 25, 2025, the amount of our common stock, CROP Units and LTIP Units beneficially owned by (i) any person who is known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock, (ii) our directors and named executive officers and (iv) all of our directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC includes securities that a person has the right to acquire within 60 days.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)	Percent of all Shares (3)	Percent of all Shares and Common Units (4)
Daniel Shaeffer	4,586,404 (5)	14.55%	7.13%
Chad Christensen	4,586,404 (5)	14.55%	7.13%
Gregg Christensen	3,984,498 (5)	12.64%	6.19%
Adam Larson	88,404 (5)	*	*
Glenn Rand	135,664 (5)	*	*
Jonathan Gardner	32,654 (6)	*	*
John Lunt	27,304 (6)	*	*
Philip White	43,254 (7)	*	*
All directors and executive officers as a group (13 persons)	6,983,580	22.16%	10.86%
* Indicates less than 1% of the outstanding common stock.
(1) The address of each named beneficial owner is 1245 Brickyard Road, Suite 250, Salt Lake City, Utah 84106.
(2) Ownership consists of shares of our common stock, CROP Units and LTIP Units. Subject to certain restrictions, CROP Units may be exchanged for cash, or at our option, an equal number of shares of our common stock on the specified exchange date which is the first business day of the month that is at least 60 business days after the receipt by CROP of an exchange notice (the “Specified Exchange Date”). Upon achieving parity with the CROP Units and becoming “exchangeable” in accordance with the terms of CROP’s partnership agreement, LTIP Units may be exchanged for cash, or at our option, an equal number of shares of our common stock, subject to certain restrictions, on the Specified Exchange Date.

(3) Based on 31,516,564 shares of our common stock outstanding as of March 25, 2025. In computing the percentage ownership of a person or group, we have assumed that the CROP Units and LTIP Units held by that person or persons in the group have been redeemed for shares of our common stock and that those shares are outstanding, but that no CROP Units or LTIP Units held by other persons are redeemed for shares of our common stock, notwithstanding that not all of the LTIP Units have vested to date.

(4) Based on 64,330,889 shares of common stock and CROP Units outstanding as of March 25, 2025 on a fully-diluted basis, comprised of 31,516,564 shares of common stock and 32,814,325 shares of common stock issuable upon exchange or conversion of outstanding CROP Units and LTIP Units, respectively.

(5) Includes 807,984, 807,984, 376,124, 38,869 and 84,982 CROP Units held by each of Messrs. Shaeffer, C. Christensen, G. Christensen, Larson and Rand, respectively, and 276,915, 276,915, 106,869, 49,535 and 50,682 LTIP Units held by each of Messrs. Shaeffer, C. Christensen, G. Christensen, Larson and Rand, respectively. Not all of the LTIP Units have vested. Includes 3,481,505 CROP Units held by HT Holdings, an entity owned and controlled by Messrs. Shaeffer, C. Christensen, G. Christensen and Mr. Eric Marlin. Also includes 20,000 shares of common stock held by CCA, which is beneficially owned by Messrs. Shaeffer, C. Christensen, G. Christensen and Marlin (through entities they own and control or directly). In addition, Messrs. Shaeffer, C. Christensen and G. Christensen comprise the board of managers of CCA and, as such, may be deemed to have had beneficial ownership of the shares held by CCA.

(6) Includes 11,660 and 8,683 common units held by each of Messrs. Gardner and Lunt, respectively and 20,994 and 18,621 LTIP units held by Messrs. Gardner and Lunt, respectively. Not all of the LTIP units have vested.

(7) Includes 10,600 shares of our common stock, 11,660 common units and 20,994 LTIP units held by Mr. White. Not all of the LTIP units have vested.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Annual Report. In addition to historical data, this discussion contains forward-looking statements about our business, operations and financial performance based on current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those in this discussion as a result of various factors, including but not limited to those discussed under

Overview

Cottonwood Communities, Inc. invests in a diverse portfolio of multifamily apartment communities and multifamily real estate-related assets throughout the United States. We are externally managed by our advisor, CC Advisors III, LLC (“CC Advisors III”), a wholly owned subsidiary of our sponsor, Cottonwood Communities Advisors, LLC (“CCA”). We were incorporated in Maryland in 2016. We hold our assets through Cottonwood Residential O.P., LP (“CROP”), our operating partnership. We are the sole member of the sole general partner of CROP and own general partner interests in CROP alongside third-party limited partners.

We are a non-listed perpetual-life, net asset value (“NAV”), real estate investment trust (“REIT”). We qualified as a REIT for U.S. federal income tax purposes beginning with the taxable year ended December 31, 2019. We generally will not be subject to U.S. federal income taxes on our taxable income to the extent we annually distribute all of our net taxable income to stockholders and maintain our qualification as a REIT.

As of December 31, 2024, we have raised $363.6 million from the sale of common stock in our public offerings and $295.2 million from the sale of our preferred stock in periodic private offerings to accredited investors (the “Private Offerings”). We have contributed our net proceeds to CROP in exchange for a corresponding number of mirrored CROP units.

As of December 31, 2024, we had a portfolio of $2.3 billion in total assets, with 78.0% of our equity value in operating properties, 12.6% in development and land and 9.4% in real estate-related investments. Refer to the section “Our Investments” below for further description of our portfolio.

Our principal business is the ownership and operation of multifamily real estate-related assets. We do not distinguish our principal business or group our operations by geography or other category for purposes of measuring performance. Accordingly, we have one reportable segment comprised of multifamily real estate. Information regarding the results and composition of our reportable segment is included in Note 17 to the consolidated financial statements included herein.

2024 Activities

The following highlights activities that occurred during the year ended December 31, 2024.

Operating Results and Net Asset Value

•Net loss attributable to common stockholders was $0.42 per diluted share compared to $0.68 for the same period in the prior year.
•Reportable segment net operating income was $106.0 million compared to $111.3 million for the same period in the prior year.
•Same store net operating income (“Same Store NOI”) was $93.8 million compared to $94.2 million for the same period in the prior year.
•Funds from operations attributable to common stockholders and unit holders (“FFO”) was $(0.01) per diluted share/unit, compared to $(0.14) per diluted share/unit for the same period in the prior year. Core FFO was $0.07 per diluted share compared to $0.20 per diluted share/unit for the same period in the prior year.
•Net asset value was $12.0083 per share/unit at December 31, 2024, compared to $13.4538 per share/unit at December 31, 2023.

Transaction Activity

•Sold Cottonwood West Palm for net proceeds of $34.0 million, recording a net gain on sale of $26.6 million.
•Sold tenant in common interests in The Marq Highland Park for net cash consideration of $7.2 million, recognizing a $20.7 million gain on sale with recording the remaining equity method investment at fair value.

•Acquired the remaining tenant in common interests of Cottonwood Lighthouse Point and Alpha Mill through the issuance of CROP Units.
•Received $12.1 million for repayment in full of our Lector85 preferred equity investment and accrued interest.
•Received $25.5 million for repayment in full of our Astoria West preferred equity investment, accrued interest and participation.
•Funded the remaining $1.3 million of our $33.4 million preferred equity investment in the 417 Callowhill development.
•Funded the remaining $8.0 million of our $10.0 million mezzanine loan investment in the 2215 Hollywood development.
•Funded the remaining $13.4 million of our $20.2 million mezzanine loan investment in the Monrovia development.

Financing and Capital Raise Activity

•Launched a private placement offering for shares of Series 2025 Preferred Stock at a purchase price of $10.00 per share or in exchange for Series 2019 Preferred Stock and Series 2023 Preferred Stock.
•Refinanced the construction loans for Cottonwood Broadway and 805 Riverfront with variable rate bridge loans in the amount of $43.4 million and $60.2 million, respectively.
•Refinanced the loan on Alpha Mill and added the property to the revolving credit facility.
•Redeemed $20.8 million of unsecured promissory notes.
•Raised $21.0 million of net proceeds from the sale of Series 2023 and Series 2023-A Preferred Stock.
•Raised $49.1 million of net proceeds from the sale of Series A Convertible Preferred Stock.
•Raised $32.2 million of net proceeds from the sale of our common stock issued under our registered public offering.
•Redeemed $4.3 million of preferred stock.
•Repurchased $56.4 million of common stock and CROP Units at an average discount of 3% to NAV.
•Distributed $1.9 million, $19.5 million and $23.7 million to convertible preferred stockholders, common stockholders and limited partners, respectively.

Our Investments

As of December 31, 2024, our portfolio consisted of 28 operating multifamily apartment communities with a total of 8,051 units, two development projects with a total of 452 units to be built, four structured investments with a total of 1,080 units and four land sites held for future development projects.

Information regarding our investments as of December 31, 2024 is as follows:

Stabilized Properties ($ in thousands, except net effective rents)

Property Name	Market	Number of Units	Average Unit Size (Sq Ft)	Purchase Date	Purchase Price		Mortgage Debt Outstanding (1)	Net Effective Rent	Physical Occupancy Rate	Percentage Owned by CROP
805 Riverfront (2)	West Sacramento, CA	285	746	Sept 2023	$104,646	(3)	$60,210	$2,290	91.28%	100.00%
Alpha Mill	Charlotte, NC	267	830	May 2021	69,500		33,309	1,651	94.76%	100.00%
Cason Estates	Murfreesboro, TN	262	1,078	May 2021	51,400		37,462	1,526	92.75%	100.00%
Cottonwood Apartments	Salt Lake City, UT	264	834	May 2021	47,300		35,430	1,391	94.70%	100.00%
Cottonwood Bayview	St. Petersburg, FL	309	805	May 2021	95,900		71,417	2,500	98.71%	71.00%
Cottonwood Clermont	Clermont, FL	230	1,111	Sept 2022	85,000		34,495	2,052	90.87%	100.00%
Cottonwood Highland (2) (4)	Salt Lake City, UT	250	745	May 2021	65,210	(3)	44,046	1,765	93.60%	36.93%
Cottonwood Lighthouse Point	Pompano Beach, FL	243	996	June 2022	95,500		47,964	2,239	85.60%	100.00%
Cottonwood Reserve	Charlotte, NC	352	1,021	May 2021	77,500		48,049	1,465	94.32%	91.14%
Cottonwood Ridgeview	Plano, TX	322	1,156	May 2021	72,930		65,300	1,804	91.61%	100.00%
Cottonwood Westside	Atlanta, GA	197	860	May 2021	47,900		26,986	1,610	89.85%	100.00%
Enclave on Golden Triangle	Keller, TX	273	1,048	May 2021	51,600		48,400	1,684	94.87%	98.93%
Fox Point	Salt Lake City, UT	398	841	May 2021	79,400		45,407	1,456	92.96%	52.75%
Heights at Meridian	Durham, NC	339	997	May 2021	79,900		53,401	1,589	93.81%	100.00%
Melrose (2)	Nashville, TN	220	951	May 2021	67,400		56,600	1,765	86.82%	100.00%
Melrose Phase II (2)	Nashville, TN	139	675	May 2021	40,350		32,400	1,539	88.49%	100.00%
Parc Westborough (5)	Boston, MA	249	1,008	May 2021	74,000		45,941	2,458	95.18%	100.00%
Park Avenue	Salt Lake City, UT	234	714	May 2021	67,525	(3)	43,453	1,858	94.87%	100.00%
Pavilions	Albuquerque, NM	240	1,162	May 2021	61,100		58,500	1,877	95.42%	96.35%
Raveneaux	Houston, TX	382	1,065	May 2021	57,500		47,400	1,424	95.29%	96.97%
Regatta	Houston, TX	490	862	May 2021	48,100		35,367	1,077	94.27%	100.00%
Retreat at Peachtree City	Peachtree City, GA	312	980	May 2021	72,500		58,412	1,733	93.91%	100.00%
Scott Mountain	Portland, OR	262	927	May 2021	70,700		48,373	1,752	86.26%	95.80%
Stonebriar of Frisco	Frisco, TX	306	963	May 2021	59,200		53,600	1,563	90.20%	84.19%
Sugarmont	Salt Lake City, UT	341	904	May 2021	139,792	(3)	91,200	2,227	89.71%	99.00%	(6)
Summer Park	Buford, GA	358	1,064	May 2021	75,500		52,398	1,577	92.74%	98.68%
The Marq Highland Park (2)	Tampa, FL	239	999	May 2021	65,700		46,802	2,124	97.07%	74.10%
Toscana at Valley Ridge	Lewisville, TX	288	738	May 2021	47,700		32,571	1,281	94.44%	58.60%
Total / Weighted-Average		8,051	937		$1,970,753		$1,354,893	$1,730	92.88%	90.83%

(1) Mortgage debt outstanding is shown as if CROP owned 100% of the property.
(2) Data from commercial retail units are excluded from number of units and physical occupancy.
(3) These purchase price amounts represent the acquisition date fair value plus subsequent capitalized costs on the projects placed in service.
(4) CROP’s percentage ownership is not proportionate to the total amount CROP invested in the project due to a disproportionate ownership percentage assigned to CROP and related parties as fees and commissions were waived for the sponsor and its affiliates.

(5) On March 28, 2025, we entered into a contract to sell Parc Westborough for $96.2 million. We expect to close by the second quarter of 2025.
(6) The one percent interest not owned by us has limited rights, including the right to control on behalf of the joint venture the prosecution and resolution of all litigation, claims, or causes of action that the joint venture has or may have against certain third parties associated with the design and construction of Sugarmont, as well as the obligation to defend any cross claims resulting from these actions.

Development/Lease Up Properties ($ in thousands)

Property Name	Market	Units to be Built	Average Unit Size (Sq Ft)	Purchase Date	Total Project Investment	Debt Outstanding (1)	Physical Occupancy Rate	Percentage Owned by CROP
Cottonwood Broadway (2)	Salt Lake City, UT	254	817	May 2021	$79,516	$46,072	88.19%	100.00%
The Westerly (3)	Salt Lake City, UT	198	808	May 2021 (3)	34,321	—	—%	82.45%
Total		452			$113,837	$46,072

(1) Debt outstanding is shown as if CROP owned 100% of the development property.
(2) Cottonwood Broadway was completed in the fourth quarter of 2023. In February 2025, this property was sold for $84.0 million.
(3) Construction on The Westerly began in July 2023 and is estimated to be completed in the second quarter of 2026. The amount above includes contributions from the Block C Joint Venture to The Westerly as of December 31, 2024 including the related land cost and capital expenditures. Refer to the land held for development table below for additional information on the Block C Joint Venture.

Structured Investments ($ in thousands)

Property Name	Market	Investment Type	Date of Initial Investment	Number of Units	Funding Commitment	Amount Funded to Date
417 Callowhill	Philadelphia, PA	Preferred Equity	November 2022	220	33,413	33,413
2215 Hollywood	Hollywood, FL	Mezzanine Loan	April 2023	180	10,045	10,045
Monrovia Station	Monrovia, CA	Mezzanine Loan	July 2023	296	20,150	20,150
Infield (1)	Kissimmee, FL	Preferred Equity	November 2023	384	12,650	12,650
Total				1,080	$76,258	$76,258
(1) On October 17, 2024, we extended our commitment on Infield by $1.3 million, all of which was funded at December 31, 2024.

Land Held for Development ($ in thousands)

Property Name	Market	Acreage	Purchase Date	Total Investment Amount	Percentage Owned by CROP
Block C Joint Venture (1)	Salt Lake City, UT	1.69 acres	May 2021	$25,106	82.45%
3300 Cottonwood	Salt Lake City, UT	1.76 acres	October 2021	7,521	100.00%
Galleria (2)	Salt Lake City, UT	26.07 acres	September 2022	29,831	100.00%
Total				$62,458
(1) The Block C Joint Venture includes land held for development for Millcreek North and The Archer development projects as well as cash held at the joint venture for future investment. The Block C joint venture also includes The Westerly, which is reflected in the separate development property table above. On January 31, 2025, we entered into a contract to sell The Archer for $3.0 million. We expect to close during the third quarter of 2025.

(2) On October 15, 2024, we entered into a contract to sell approximately 6.9 acres of land at Galleria for $8.0 million. We expect to close by the second or third quarter of 2025.

Results of Operations

Our results of operations for the years ended December 31, 2024 and 2023 are as follows ($ in thousands, except share and per share data):

	Year Ended December 31,
	2024	2023	Change
Revenues
Rental and other property revenues	$145,749	$142,833	$2,916
Property management revenues	8,322	9,699	(1,377)
Other revenues	4,412	1,873	2,539
Total revenues	158,483	154,405	4,078
Operating expenses
Property operations expense	56,701	52,765	3,936
Property management expense	17,896	17,290	606
Asset management fee	12,485	17,304	(4,819)
Depreciation and amortization	65,343	59,041	6,302
General and administrative expenses	9,083	11,371	(2,288)
Total operating expenses	161,508	157,771	3,737
Loss from operations	(3,025)	(3,366)	341
Equity in earnings of unconsolidated real estate entities	5,761	6,466	(705)
Interest income	1,866	1,906	(40)
Interest expense	(83,598)	(74,431)	(9,167)
Loss on debt extinguishment	(2,554)	(1,037)	(1,517)
Gain on sale of real estate assets	47,311	24,075	23,236
Gain on legal settlement	16,020	—	16,020
Gain on consolidation of development	—	4,225	(4,225)
Promote from incentive allocation agreement	—	119	(119)
Other (expense) income	(2,366)	(2,552)	186
Loss before income taxes	(20,585)	(44,595)	24,010
Income tax expense	(38)	(303)	265
Net loss	(20,623)	(44,898)	24,275
Net loss (income) attributable to noncontrolling interests:
Limited partners	10,819	21,355	(10,536)
Partially owned entities	(1,152)	295	(1,447)
Net loss attributable to controlling interests	$(10,956)	$(23,248)	$12,292
Less preferred stock dividends	2,241	—	2,241
Net loss attributable to common stockholders	$(13,197)	$(23,248)	$10,051

Weighted-average common shares outstanding - basic and diluted	31,658,678	34,305,590	(2,646,912)

Net loss per common share - basic and diluted	$(0.42)	$(0.68)	$0.26

Rental and Other Property Revenues

Rental and other property revenues increased $2.9 million primarily due to an increase of $9.5 million from the consolidation of three properties after June 2023 (Melrose Phase II, Cottonwood Lighthouse Point and Alpha Mill) and $10.4 million from the lease up of three development properties completed in late 2023 (805 Riverfront, Cottonwood Broadway, and Cottonwood Highland). This was offset by a decrease of $17.4 million from the sale of Cottonwood One Upland in December 2023, the sale of Cottonwood West Palm in February 2024, and the sale of tenant in common interests in The Marq Highland Park in July 2024, which caused the property to be deconsolidated. The remaining increase is from higher rents and fees at stabilized properties.

Property Management Revenues

Property management revenues decreased $1.4 million due to fewer third-party properties under management (30 at December 31, 2024 as compared to 39 at January 1, 2023) and one-time fees in 2023.

Other Revenues

Other revenues increased $2.5 million primarily due to interest on our 2215 Hollywood and Monrovia Station loan investments.

Property Operations Expense

Property operations expense increased $3.9 million primarily due to an increase of $3.9 million from the consolidation of the three properties and $5.5 million from the completion of the three developments. Insurance, employee, marketing and maintenance costs also increased. This was offset by a decrease of $6.1 million from the sale of two properties and the deconsolidation of one. Tax expenses also decreased by $1.7 million.

Property Management Expense

Property management expense increased $0.6 million primarily due to increased employee costs.

Asset Management Fee

Asset management fees to our advisor decreased $4.8 million due to the decrease in net asset values under management for the year ended December 31, 2024 compared to the same period in the prior year.

Depreciation and Amortization

Depreciation and amortization increased $6.3 million due to depreciation and amortization of $7.5 million from the consolidation of three properties, depreciation of $6.2 million from the completion of three developments, and depreciation from additional capitalized assets at our properties. This was offset by a decrease of $6.0 million from the sale of two properties, the deconsolidation of one property, as well as certain intangibles becoming fully amortized in 2023.

General and Administrative Expenses

General and administrative expenses decreased $2.3 million primarily due to reduced legal and professional fees, offset by increases in share-based compensation.

Equity in Earnings of Unconsolidated Real Estate Entities

Equity in earnings of unconsolidated real estate entities decreased $0.7 million primarily due to $1.5 million in reduced income from the payoff of preferred equity investments and equity in losses from The Marq Highland Park, which became an equity method investment in July 2024. This was offset by equity in losses removed with the consolidation of Cottonwood Lighthouse Point.

Interest Expense

Interest expense increased $9.2 million due to an increase of $3.8 million from the consolidation of three properties, $10.5 million from interest on development projects now being expensed as a result of their completion, $3.9 million from the issuance of Series 2023 Preferred Stock, and additional interest from higher interest rates, leverage and amortization of financing costs. This was offset by a $5.0 million reduction from discounts on Series 2019 Preferred Stock being fully accreted and a $5.1 million reduction in interest expense from the sale of two properties and the deconsolidation of one property.

Gain on Sale of Real Estate Assets

The $47.3 million gain on sale of real estate in the year ended December 31, 2024 was due to the $26.6 million gain on the sale of Cottonwood West Palm in February 2024 and the $20.7 million gain on the sale of tenant in common interests in The Marq Highland Park in July 2024. The $24.1 million gain on sale of real estate in the year ended December 31, 2023 was due to the $1.0 million gain from the sale of tenant in common interests in Cottonwood Lighthouse Point in February 2023 and the $23.0 million gain on the sale of Cottonwood One Upland in December 2023.

Gain on Legal Settlement

The gain on legal settlement during the year ended December 31, 2024 was due to an agreement to settle all matters in dispute with certain contractors that arose from the development of Sugarmont through a payment of $4.3 million. As a result of the settlement agreement, contingent liabilities of $11.7 million were removed and a gain of $16.0 million was recognized. Refer to Note 15 of the consolidated financial statements included herein.

Gain on Consolidation of Development

The $4.2 million gain on consolidation of development during the year ended December 31, 2023 was due to the consolidation of 805 Riverfront when we became the manager and replacement developer with control of the project.

Reportable Segment Net Operating Income

Reportable segment net operating income (“Reportable Segment NOI”) is a supplemental non-GAAP measure of our property operating results. We define Reportable Segment NOI as operating revenues less operating expenses. We consider Reportable Segment NOI to be an appropriate supplemental measure of operating performance to net income because it measures the core operations of property performance by excluding corporate level expenses, depreciation and amortization, and other items not directly related to ongoing property operating performance. While we believe our net income (loss), as defined by GAAP, to be the most appropriate measure to evaluate our overall performance, we consider Reportable Segment NOI to be an appropriate supplemental performance measure. We believe Reportable Segment NOI provides useful information to our investors regarding our results of operations because it reflects the operating performance of our properties and excludes certain items that are not considered to be controllable in connection with the management of properties, such as real estate-related depreciation and amortization, general and administrative expenses, advisory and property management fees, interest expense, gains on sale of real estate, other income and expense, and noncontrolling interests. However, Reportable Segment NOI should not be viewed as an alternative measure of our financial performance since it excludes such items which could materially impact our results of operations. Further, our Reportable Segment NOI may not be comparable to that of other real estate companies, as they may use different methodologies for calculating reportable segment net operating income, therefore, our investors should consider net income (loss) as the primary indicator our overall financial performance.

As discussed in Note 17 of the consolidated financial statements in this Annual Report, Reportable Segment NOI represents 100% of each of our consolidated and unconsolidated properties’ reportable segment rental and other property revenues and reportable segment property operations expense. Of our portfolio of multifamily properties, 25 are consolidated and four are unconsolidated for financial reporting purposes. We believe the drivers of Reportable Segment NOI for our consolidated properties are generally the same for our unconsolidated properties, of which we own on average 68.6%.

The following table reconciles the net loss attributable to common stockholders in the consolidated statement of operations to Reportable Segment NOI for the years ended December 31, 2024, 2023 and 2022 ($ in thousands):

	Year Ended December 31,
	2024	2023	2022
Net loss attributable to common stockholders	$(13,197)	$(23,248)	$(15,649)
Depreciation and amortization	65,343	59,041	54,595
General and administrative expenses	9,083	11,371	11,876
Property management revenues	(8,322)	(9,699)	(11,131)
Property management expense	17,896	17,290	17,839
Asset management fee to related party	12,485	17,304	17,786
Other revenues	(4,412)	(1,873)	(3,544)
Equity in earnings of unconsolidated real estate entities	(5,761)	(6,466)	(12,393)
Interest income	(1,866)	(1,906)	(92)
Interest expense	83,598	74,431	51,830
Loss on debt extinguishment	2,554	1,037	480
Performance participation allocation	—	—	20,320
Gain on sale of real estate	(47,311)	(24,075)	—
Gain on legal settlement	(16,020)	—	—
Gain on sale of unconsolidated real estate entities	—	—	(8,129)
Gain on consolidation of development	—	(4,225)	—
Promote from incentive allocation agreement	—	(119)	(30,702)
Other expense/(income)	2,366	2,552	(3,883)
Income tax expense	38	303	7,959
Net loss attributable to noncontrolling interests - limited partners	(10,819)	(21,355)	(17,594)
Net loss attributable to noncontrolling interests - partially owned entities	1,152	(295)	(787)
Less preferred stock dividends	2,241	—	—
Rental and other property revenues of unconsolidated properties	27,495	34,433	35,514
Property operations expense of unconsolidated properties	(10,524)	(13,236)	(13,088)
Reportable segment net operating income	$106,019	$111,265	$101,207

Refer to Note 17 for the detail of Reportable Segment NOI, including significant expenses, for the years ended December 31, 2024, 2023 and 2022.

Reportable Segment NOI decreased $5.2 million for the year ended December 31, 2024 when compared to the same period in the prior year primarily due to lost net operating income from the sale of One Upland and West Palm offset by increases in net operating income from the lease up of Cottonwood Highland and Cottonwood Broadway.

We also evaluate the performance of operating properties within our reportable segment using a same store analysis (“Same Store NOI”) because the population of properties is consistent from period to period, thereby eliminating the effects of any material changes in the composition of the aggregate portfolio on performance measures. Our same store portfolio includes those properties in our reportable segment for which we manage and have ownership interests in for the entirety of both current and prior years. Operating properties excluded from same store include development properties that have undergone lease up and properties that have been acquired or disposed during the same store reporting period. We evaluate Same Store NOI based on our ownership in the properties within the same store portfolio, applying our ownership percentage at December 31, 2024 for all periods presented. Our same store analysis may not be comparable to that of other real estate companies and should not be considered to be more relevant or accurate in evaluating our operating performance than current GAAP methodology.

For the year ended December 31, 2024, our same store portfolio consisted of 22 consolidated properties, representing approximately 6,300 units, and 4 unconsolidated properties, representing approximately 1,200 units.

The following table reconciles Reportable Segment NOI, as reconciled to net loss attributable to common stockholder above, to Same Store NOI for the years ended December 31, 2024 and 2023 ($ in thousands):

	Year Ended December 31,
	2024	2023
Reportable segment net operating income	$106,019	$111,265
Lease up properties	(4,618)	246
Disposed properties	(331)	(10,534)
Non-core property expenses, net	442	1,134
At share adjustments (1)	(7,690)	(7,876)
Same Store NOI	$93,822	$94,235

(1) Adjustment to apply CROP’s ownership percentage in the properties within the same store portfolio.

Comparison of the Year Ended December 31, 2024 and 2023

Same Store NOI decreased $0.4 million for the year ended December 31, 2024 when compared to the same period in the prior year. For the same store portfolio, the weighted-average rents were $1,708 and $1,726 and the weighted-average occupancy rate was 92.9% and 93.4% at December 31, 2024 and 2023, respectively. For the year ended December 31 2024, property payroll, turnover costs, and utilities increased while real estate taxes decreased.

Policies Regarding Operating Expenses

Our advisor must reimburse us the amount by which our aggregate total operating expenses for the four fiscal quarters then ended exceed the greater of 2% of our average invested assets or 25% of our net income (the 2%/25% Limitation), unless the conflicts committee has determined that such excess expenses were justified based on unusual and non-recurring factors. For the four consecutive quarters ended December 31, 2024, our total operating expenses were less than the 2%/25% Limitation.

Liquidity and Capital Resources
Our principal demands for funds during the short and long-term are and will be for the acquisition of multifamily apartment communities and investments in multifamily real estate-related assets, including funding commitments on our structured investments; operating expenses, including the management fee we pay to our advisor and the performance participation allocation (when applicable); capital expenditures, including those on our development projects; general and administrative expenses; payments under debt obligations; repurchases of common and preferred stock; and payments of distributions to stockholders. We will obtain the capital required to purchase multifamily apartment communities and make investments in multifamily real estate-related assets and conduct our operations from the proceeds of our public and private offerings, our credit facilities, other secured or unsecured financings from banks and other lenders, and from any undistributed funds from our operations.

We intend to strengthen our capital and liquidity positions by continuing to focus on our core fundamentals at the property level. Factors which could increase or decrease our future liquidity include but are not limited to operating performance of the properties, the interest rate environment and inflation which could increase our expenses, the satisfaction of REIT dividend requirements and the volume of repurchase requests under our share purchase program. We have satisfied all of our repurchase requests to date. Due to commitments on our structured investments and development projects, which we believe will be accretive to our portfolio, our available cash to fund repurchase requests is limited. We completed the sale of Cottonwood West Palm (closed February 2024) and Cottonwood Broadway (February 2025) to strengthen our liquidity position and enhance our ability to fund repurchase requests and anticipate we will be able to fully fund repurchase requests. We also entered into a purchase and sale agreement to sell Parc Westborough on March 28, 2025. To continue to bolster our liquidity position, we may pursue additional strategic asset sales in the future or seek additional sources of capital.

As of December 31, 2024, we have $808.1 million of fixed rate debt and $396.7 million of variable rate debt, which includes $44.0 million of construction loans. We have interest rate cap hedging instruments on $167.1 million, or 42.1% of our variable rate debt. In addition, CROP has issued unsecured promissory notes in a private placement offering, in an aggregate amount of $21.4 million as of December 31, 2024. During the year ended December 31, 2024, we redeemed $20.5 million of unsecured promissory notes.

We have a credit facility in place with JP Morgan that provides us with additional liquidity. Our JP Morgan Revolving Credit Facility has a variable rate and is secured by Parc Westborough and Alpha Mill. We may obtain advances secured against Parc Westborough and Alpha Mill up to $100.0 million on the JP Morgan Revolving Credit Facility. We can draw upon or pay down the JP Morgan Revolving Credit Facility at our discretion, subject to loan-to-value requirements, debt-service coverage ratios and other covenants and restrictions as set forth in the loan documents. As of December 31, 2024, we had advances of $79.3 million on the JP Morgan Revolving Credit Facility, with the amount we could borrow capped at $79.8 million primarily due to the current interest rate environment and the applicable debt-service coverage ratio. Should we be successful in selling Parc Westborough, our capacity on the JP Morgan Revolving Credit facility will be reduced.

One of our principal long-term liquidity requirements includes the repayment of maturing debt. Aggregate maturities at December 31, 2024 were $128.7 million for the year ended December 31, 2025. For the years ending 2026 through 2029 aggregate maturities were $171.9 million, $363.8 million, $72.1 million, and $45.8 million, respectively, and $443.9 million in the aggregate thereafter. Of the amounts maturing during the year ended December 31, 2025, $46.1 million was repaid in February 2025 with the sale of Cottonwood Broadway, $21.4 million relates to our 2019 6% Unsecured Promissory Notes and $60.2 million relates to 805 Riverfront, which can be extended to June 2026.

We have issued and outstanding Series 2019 Preferred Stock, Series 2023 Preferred Stock and Series 2023-A Preferred Stock, each of which is similar in nature. Each series must be redeemed for cash at a redemption price per share equal to $10.00 plus any accrued and unpaid dividends, to the extent there are funds legally available, on the redemption date.

The Series 2019 Preferred Stock redemption date is December 31, 2025, its maximum extension date. The Series 2023 Preferred Stock redemption date is June 30, 2027, subject to two one-year extensions at our option. The Series 2023-A Preferred Stock redemption date is December 31, 2027. As of December 31, 2024, we had 12.0 million shares outstanding for our Series 2019 Preferred Stock, 10.7 million shares outstanding for our Series 2023 Preferred Stock, and 0.3 million shares outstanding for our Series 2023-A Preferred Stock.

On December 9, 2024, we commenced a best-efforts private placement offering for a maximum of $150.0 million in shares of our Series 2025 Preferred Stock. Under this offering, Series 2025 Preferred Stock can be purchased for $10.00 per share or through the exchange of Series 2019 Preferred Stock and Series 2023 Preferred Stock for an equivalent number of shares of Series 2025 Preferred Stock. Series 2025 Preferred Stock must be redeemed for cash at a redemption price of $10.00 per share plus any accrued and unpaid dividends on December 31, 2028, subject to two one-year extension options at our discretion. As of March 25, 2025, $32.5 million of Series 2019 Preferred Stock had been exchanged into Series 2025 Preferred Stock, reducing the number of Series 2019 Preferred Stock to be redeemed to $87.5 million. Holders of Series 2019 Preferred Stock may exchange their shares for Series 2025 Preferred Stock through June 30, 2025, which may be extended at the discretion of the board of directors.

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to pay offering costs in connection with our securities offerings, as well as make certain payments to our advisor pursuant to the terms of our advisory management agreement.

To maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (computed without regard to the dividends-paid deduction and excluding net capital gain). Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant.

Material Cash Requirements

Our expected material cash requirements for the twelve months ended December 31, 2025 and thereafter are comprised of (i) contractually obligated expenditures; (ii) other required expenditures; and (iii) capital expenditures.

Contractually Obligated Expenditures

The following table summarizes our obligated expenditures, exclusive of extension options, as of December 31, 2024, ($ in thousands):

	Twelve Months Ended December 31, 2025	Thereafter
Debt repayments (1)	$128,682	$1,097,436
Preferred stock redemptions (2)	120,119	110,227
Interest payments (3)	74,069	192,807
Operating leases	52	—
Asset management fee (4)	4,114	—
	$327,036	$1,400,470

(1) Includes mortgages notes, unsecured promissory notes, revolving credit facilities, and construction loans. Of the amounts maturing in 2025, $46.1 million was repaid with the sale of Cottonwood Broadway in February 2025 and $60.2 million relates to 805 Riverfront, which can be extended to June 2026.

(2) Outstanding Series 2019 Preferred Stock must be redeemed by December 31, 2025. Our Series 2023 Preferred Stock has a redemption date of June 30, 2027 and can be extended to June 30, 2029. Our Series 2023-A Preferred Stock has a redemption date of December 31, 2027. Holders of Series 2019 Preferred Stock and Series 2023 Preferred Stock can exchange their shares for an equivalent number of Series 2025 Preferred Stock, which has a redemption date of December 31, 2028 and can be extended to December 31, 2030. As of March 25, 2025, $32.5 million of Series 2019 Preferred Stock had been exchanged into Series 2025 Preferred Stock, reducing the number of Series 2019 Preferred Stock to be redeemed to $87.5 million.

(3) Interest payments include interest on our mortgage notes and revolving credit facility, construction loans, preferred stock dividends (for mandatorily redeemable preferred stock), and unsecured promissory notes. Scheduled interest payments included in these amounts for variable rate loans are presented using rates (including the impact of interest rate swaps) as of December 31, 2024.

(4) Estimate based on the value of the portfolio as of December 31, 2024 with fees through May 7, 2025, the advisory agreement renewal date. In addition, as long as the advisory agreement is in effect, we are obligated to pay an affiliate of the advisor a Performance Participation Allocation should certain return hurdles be met. Refer to Note 11 of the consolidated financial statements in this Annual Report. For the year ended December 31, 2024, the asset management fee was $12.5 million and the performance participation allocation was zero.

After considering the above contractual obligations as of December 31, 2024, we anticipate having sufficient ability to fund our obligations due within one year after the date the financial statements are issued with cash on hand, available funds through the JP Morgan Revolving Credit Facility, proceeds from the sale of assets (including Cottonwood Broadway and Parc Westborough), proceeds from our Follow-on Common Stock Offering and Preferred Offerings, and cash inflows from ongoing operations.

Other Required Expenditures

We incur certain other required expenditures in the ordinary course of business, such as utilities, insurance, real estate taxes, third-party management fees, certain capital expenditures related to the maintenance of our properties, and corporate level expenses. Additionally, we carry comprehensive insurance to protect our properties against various losses. The amount of insurance expense that we incur depends on the assessed value of our properties, prevailing market rates, and changes in risk. Furthermore, we incur real estate taxes in the various jurisdictions in which we operate. The amount of real estate taxes that we incur depends on changes in the assessed value of our properties and changes in tax rates assessed by certain jurisdictions.

In order to continue to qualify as a REIT for federal income tax purposes, we must meet several organizational and operational requirements, including a requirement that we annually distribute to our stockholders at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains. We intend to continue to satisfy this requirement and maintain our REIT status.

The following table shows distributions paid and cash flow provided by (used in) operating activities during the years ended December 31, 2024 and 2023 ($ in thousands):

	December 31,
	2024	2023
Distributions paid in cash - convertible preferred stockholders	$1,885	$4
Distributions paid in cash - common stockholders	19,544	21,871
Distributions paid in cash to noncontrolling interests - limited partners	23,708	23,233
Distributions of DRP (reinvested)	3,182	2,353
Total distributions (1)	$48,319	$47,461

Source of distributions (2)
Paid from cash flows provided by operations	$16,529	$4,693
Paid from proceeds from realized investment	28,608	—
Paid from additional borrowings	—	40,415
Offering proceeds from issuance of common stock pursuant to the DRP	3,182	2,353
Total sources	$48,319	$47,461

Net cash provided by (used in) operating activities (2)	$15,443	$(22,569)

(1) Distributions are paid on a monthly basis. In general, distributions for all record dates of a given month are paid on or about the fifth business day of the following month.
(2) The allocation of total sources is calculated on a quarterly basis. Generally, for purposes of determining the source of our distributions paid, we assume first that we use positive cash flow from operating activities from the relevant or prior quarter to fund distribution payments. As such, amounts reflected above as distributions paid from cash flows provided by operations may be from prior quarters which had positive cash flow from operations.

For the year ended December 31, 2024, distributions declared to convertible preferred stockholders, common stockholders and limited partners were $2.2 million, $22.7 million and $23.7 million, respectively. For the year ended December 31, 2024, we paid cash distributions to convertible preferred stockholders, common stockholders and limited partners of $1.9 million, $19.5 million and $23.7 million. For the year ended December 31, 2024, our net loss was $20.6 million. Cash flows provided by operating activities for the year ended December 31, 2024 was $15.4 million.

Capital Expenditures

We deployed $52.4 million during the year ended December 31, 2024 for capital expenditures, funded by debt, proceeds from our offerings and sale of assets, joint venture partners, and property operations and have $36.8 million of capital expenditures budgeted for 2025. The consolidated properties in which we deployed the most capital during the year ended December 31, 2024, which were all under development in 2024 or recently completed and in lease-up, are listed separately and the capital expenditures made on all other consolidated properties are aggregated in “All other properties” below ($ in thousands):

	2024		2025
Property Name	Total Capital Deployed	CCI/CROP Funded	Capital Budgeted	CCI/CROP Funded
Cottonwood Highland	$2,901	$—	$—	$—
805 Riverfront	9,749	475	101	101
The Westerly	26,639	21,964	28,611	11,849
All other properties	13,074	12,813	8,112	7,955
	$52,363	$35,252	$36,824	$19,905

Cash Flows

The net change in our cash and cash equivalents and restricted cash is summarized as follows ($ in thousands):

	For the Year Ended December 31,
	2024	2023
Net cash provided by (used in) operating activities	$15,443	$(22,569)
Net cash provided by investing activities	40,923	41,621
Net cash used in financing activities	(53,742)	(23,763)
Net increase (decrease) in cash and cash equivalents and restricted cash	$2,624	$(4,711)

Net cash flows provided by operating activities improved by $38.0 million during the year ended December 31, 2024 when compared to the prior year primarily due to the absence of a performance participation allocation payment in 2024, which was $20.3 million in 2023, $12.7 million in accrued interest received from the payoff of two preferred equity investments in 2024, $7.9 million from a prepaid lease payment, and $4.3 million received from a legal settlement. Other increases include rate cap purchases in 2023 that did not occur in 2024, cash from the operations of properties from the consolidation of three properties, large legal fee refunds in 2024, and reduced asset management fees. This was offset by decreased cash from the sale of One Upland and Cottonwood West Palm, and $15.0 million of higher interest costs.

Net cash flows provided by investing activities decreased by $0.7 million during the year ended December 31, 2024 when compared to the prior year. Proceeds from the sale of real estate assets decreased by $30.1 million, funding of real estate-related loans increased by $12.5 million, capital expenditures increased $2.0 million and cash acquired on the consolidation of real estate decreased by $1.3 million. In addition, we had $18.1 million of capital returned from investments in unconsolidated entities upon refinance in 2023. These decreases in cash flows from investing activities were offset by increases of $24.9 million from the payoff of preferred equity investments in 2024 and $38.3 million in fewer funds provided for preferred equity method investments.

Net cash flows used in financing activities increased by $30.0 million during the year ended December 31, 2024 when compared to the prior year. This is primarily due to a decrease of $55.1 million in proceeds from the issuance of preferred stock, a decrease of $24.3 million in borrowings on our revolving credit facility, mortgage notes and construction loans, an increase of $19.6 million in repurchases of unsecured promissory notes, the $15.3 million payoff of the preferred interest liability upon refinance of 805 Riverfront and a $1.8 million increase in preferred stock redemptions. This was offset by an increase of $47.3 million in net proceeds received from the issuance of convertible preferred stock, and an increase of $8.2 million in net proceeds received from the issuance of common stock.

Critical Accounting Estimates

A critical accounting estimate is one that is both important to our financial condition and results of operations and that involves some degree of uncertainty. The preceding discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements and the notes thereto, which have been prepared in accordance with GAAP. The preparation of financial statements in conformity with GAAP requires management to make a number of estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements. On an ongoing basis, we evaluate our estimates and assumptions based upon historical experience and various other factors and circumstances. We believe that our estimates and assumptions are reasonable under the circumstances; however, actual results may differ from these estimates and assumptions.

We believe that the estimates and assumptions summarized below are most important to the portrayal of our financial condition and results of operations because they involve a significant level of estimation uncertainty and they have had, or are reasonably likely to have, a material impact on our financial condition or results of operations. For a discussion of all of our significant accounting policies, refer to Note 2 of the consolidated financial statements included herein.

Investments in Real Estate

In accordance with Accounting Standards Codification Topic 805, Business Combinations, we determine whether an acquisition qualifies as a business combination or as an asset acquisition. We account for business combinations by recognizing assets acquired and liabilities assumed at their fair values as of the acquisition date. We account for asset acquisitions by allocating the total cost to the individual assets acquired and liabilities assumed on a relative fair value basis. Acquired assets and liabilities include land, building, furniture, fixtures and equipment, identified intangible assets, and debt.

We may use significant subjective inputs in determining fair values. The methods we use are similar to those used by independent appraisers, and include using replacement cost estimates less depreciation, discounted cash flows, market comparisons, and direct capitalization of net operating income. The fair value of debt is a present value application which discounts the difference between the remaining contractual and market debt service payments at an equity discount rate. The equity discount rate is an estimated levered return and is calculated using the loan to value, unlevered property discount rate, and a market rate.

We had two asset acquisitions during the year ended December 31, 2024 and one during the year ended December 31, 2023.

Impairment of Long-Lived Assets

Long-lived assets include real estate assets and acquired intangible assets. Long-lived assets are depreciated or amortized on a straight-line basis over their estimated useful lives. On an annual basis, we assess potential impairment indicators of long-lived assets. We also review for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Indicators that may cause an impairment review include, but are not limited to, significant under-performance relative to historical or projected future operating results, significant market or economic trends and substantial reduction in the expected holding period of an asset.

When we determine the carrying value of a long-lived asset may not be recoverable based upon the existence of one or more of the above indicators, we determine recoverability by comparing the carrying amount of the asset to the net future undiscounted cash flows the asset is expected to generate. We recognize, if appropriate, an impairment equal to the amount by which the carrying amount exceeds the fair value of the asset.

No impairment losses were recognized for the years ended December 31, 2024 or 2023 related to our long-lived assets.

Subsequent Events

The following events occurred subsequent to December 31, 2024:

Status of the Series A Convertible Private Offering

Through March 25, 2025, we sold 1,881,758 shares of Series A Convertible Preferred Stock for aggregate gross offering proceeds of $18.4 million. In connection with the sale of these shares in the Series A Convertible Private Offering, we paid aggregate selling commissions of $0.8 million and placement fees of $0.5 million. As of March 25, 2025, there were 7,657,216 shares of our Series A Convertible Preferred Stock outstanding.

Status of the Series 2025 Private Offering

Through March 25, 2025, we sold 718,332 shares of Series 2025 Preferred Stock for aggregate gross offering proceeds of $7.1 million and exchanged 3,271,634 shares of Series 2019 Preferred Stock and Series 2023 Preferred Stock for 3,285,353 shares of Series 2025 Preferred Stock. In connection with the sale and exchange of these shares in the Series 2025 Private Offering, we paid aggregate selling commissions of $2.2 million and placement fees of $1.2 million. As of March 25, 2025, there were 4,003,685 shares of our Series 2025 Preferred Stock outstanding.

Status of the Follow-on Offering

Through March 25, 2025, we sold the following through our follow-on public offering ($ in thousands):

	Class
	T	D	I	A	Total
Shares issued through Primary Offering	116,994	39,344	474,524	—	630,862
Shares issued through DRP Offering	20,878	2,541	18,288	30,536	72,243
Gross Proceeds	$1,461	$474	$5,731	$—	$7,666

Distributions Declared - Common Stock

The following monthly distributions have record dates after December 31, 2024:

Stockholder Record Date	Monthly Rate	Annually
January 31, 2025	$0.06083333	$0.73
February 28, 2025	$0.06083333	$0.73
March 31, 2025	$0.06083333	$0.73

Grant of LTIP Unit Awards

On January 9, 2025, we issued LTIP Units from the Operating Partnership to our executive officers and certain employees as approved by our compensation committee. The compensation committee approved awards of time-based LTIP Units in an aggregate amount of $1,897,625. Each award will vest approximately one-quarter of the awarded amount on January 1, 2026, 2027, 2028 and 2029.

The compensation committee also approved awards of performance-based LTIP Units to our executive officers and certain of our employees in an aggregate target amount of $2,994,875. The actual amount of each performance-based LTIP Unit award will be determined at the conclusion of a three-year performance period and will depend on the internal rate of return as defined in the award agreement. The earned LTIP Units will become fully vested on the first anniversary of the last day of the performance period, subject to continued employment with the advisor or its affiliates. The number of units granted were valued by reference to our November 30, 2024 NAV per share as announced on December 16, 2024 of $12.1688.

Equity Incentive Plan

On January 9, 2025, we issued an aggregate grant of 39,122 restricted stock units with a four-year vesting schedule.

Financing Activity

On January 22, 2025, we closed on a $4.74 million loan on 3300 Cottonwood, our land held for development, receiving net proceeds of $4.69 million. This loan matures on January 22, 2026 and carries a 7.3% fixed interest rate and can be extended for one twelve month period.

On February 25, 2025, we closed on a $14.5 million loan on Galleria, our land held for development, receiving net proceeds of $14.3 million. This loan matures on February 25, 2026 and carries a variable interest rate of one-month SOFR + 3.0%. It can be extended for six-months subject to a 25% reduction of the principal balance.

In March 2025, we extended the maturity date for the mortgage on Sugarmont to May 2026 and obtained an option to extend the maturity date for the mortgage on 805 Riverfront to June 2026.

Management Contract

On February 1, 2025, we obtained management of 805 Riverfront from a third-party manager, resulting in the addition of approximately 285 units under management.

Sale of Cottonwood Broadway

On February 28, 2025, we sold Cottonwood Broadway for net proceeds of $41.0 million after repayment of associated mortgage debt. We expect to recognize a gain on sale during the three months ended March 31, 2025.

Sale of Parc Westborough

On March 28, 2025, we entered into a contract to sell Parc Westborough for $96.2 million. This transaction is expected to close in the second quarter of 2025.

Funds from Operations

We believe funds from operations, or FFO, is a beneficial indicator of the performance of an equity REIT and of our company. We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT, as net income or loss (computed in accordance with GAAP), excluding gains or losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), gains and losses from change in control, impairment losses on real estate assets, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization, and after adjustments for our share of unconsolidated partnerships and joint ventures.

We believe FFO facilitates comparisons of operating performance between periods and among other REITs. However, our computation of FFO may not be comparable to other REITs that do not define FFO in accordance with the NAREIT definition or that interpret the current NAREIT definition differently than we do. Our management believes that historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. As a result, we believe that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance relative to our competitors and provides a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities.

We adjust FFO by the items below to arrive at Core FFO. Our management uses Core FFO as a measure of our operating performance. Our calculation of Core FFO may differ from the methodology used for calculating Core FFO by other REITs and, accordingly, our Core FFO may not be comparable. We believe these measures are useful to investors because they facilitate an understanding of our operating performance after adjusting for non-cash expenses and other items not indicative of ongoing operating performance.

Neither FFO nor Core FFO is equivalent to net income or cash generated from operating activities determined in accordance with U.S. GAAP. Furthermore, FFO and Core FFO do not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments or uncertainties. Neither FFO nor Core FFO should be considered as an alternative to net income as an indicator of our operating performance.

The following table presents a reconciliation of FFO and Core FFO to net loss attributable to CROP ($ in thousands, except share and per share data):

	Year Ended December 31,
	2024	2023
Net loss attributable to controlling interests	$(10,956)	$(23,248)
Adjustments to arrive at FFO:
Real estate-related depreciation and amortization	62,765	55,882
Depreciation and amortization from unconsolidated real estate entities	8,057	8,808
Gain on sale of real estate assets	(47,311)	(24,075)
Gain on consolidation of development	—	(4,225)
Loss allocated to noncontrolling interests - limited partners	(10,819)	(21,355)
Amount attributable to above from noncontrolling interests - partially owned entities	(2,378)	(850)
Funds from operations attributable to common stockholders and unit holders	(642)	(9,063)
Adjustments:
Gain on legal settlement	(16,020)	—
Amortization of intangible assets	2,579	3,159
Amortization of debt issuance costs	3,500	2,405
Accretion of discount on preferred stock	3,034	7,243
Share-based compensation	4,029	3,011
Promote from incentive allocation agreement (tax effected)	(40)	(91)
Loss on debt extinguishment	2,554	1,037
Loss on derivatives	3,643	2,162
Legal costs and settlements, net	(2,173)	1,494
Other adjustments (1)	322	558
Amount attributable to above from noncontrolling interests and unconsolidated entities	3,562	1,533
Core funds from operations attributable to common stockholders and unit holders (1)	$4,348	$13,448

FFO per common share and unit - diluted	$(0.01)	$(0.14)
Core FFO per common share and unit - diluted	$0.07	$0.20
Weighted-average diluted common shares and units outstanding	66,472,501	66,416,610

(1) Other adjustments include acquisition fees and expenses, insurance losses, and other miscellaneous non-cash or non-recurring items.

Weighted-average dilutive common shares and units for FFO and Core FFO are as follows:

	Year Ended December 31,
	2024	2023
Dilutive weighted-average Series A Convertible Preferred shares	2,435,768	—
Weighted-average common shares	31,658,678	34,305,590
Weighted-average limited partnership units	32,378,055	32,111,020
Weighted-average common shares and units outstanding	66,472,501	66,416,610

Experts

The consolidated financial statements of Cottonwood Communities, Inc. as of December 31, 2024 and 2023, and for each of the years in the three-year period ended December 31, 2024, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Cottonwood Communities, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Cottonwood Communities, Inc. and subsidiaries (the Company) as of December 31, 2024 and December 31, 2023, the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes and financial statement schedule III (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and December 31, 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of long-lived assets for potential impairment

As discussed in Note 3 to the consolidated financial statements, real estate assets, net of accumulated depreciation and amortization as of December 31, 2024 was $1,679 million. As discussed in Note 2, the Company’s long-lived assets are reviewed for impairment whenever events or changes in circumstances, including shortening the expected holding period, indicate their carrying value may not be recoverable. If such events or changes in circumstances are identified, the Company performs a recoverability analysis to compare the carrying amount of the long-lived asset to the net future undiscounted cash flows the long-lived asset is expected to generate.

We identified the evaluation of long-lived assets for potential impairment as a critical audit matter. Subjective auditor judgment was required to evaluate the Company’s intent and ability to hold long-lived assets for particular periods of time. A substantial reduction in the expected holding period could indicate a potential impairment.

The following are the primary procedures we performed to address this critical audit matter. We inquired of and obtained written representations from Company officials regarding the status of any potential disposal plans of long-lived assets. We analyzed the Company’s past history of carrying out its stated intentions of selling long-lived assets. We inspected source documents, such as meeting minutes of the board of directors, to assess the likelihood that long-lived assets will be sold significantly before the end of their previously expected holding periods.

/s/KPMG LLP

We have served as the Company’s auditor since 2016.

Denver, Colorado
March 31, 2025

Cottonwood Communities, Inc.
Consolidated Balance Sheets
(in thousands, except share and per share data)

	December 31,
	2024	2023
Assets
Real estate assets, net	$1,679,497	$1,649,146
Investments in unconsolidated real estate entities	111,556	185,716
Investments in real estate-related loans, net	30,027	8,703
Cash and cash equivalents	59,877	63,800
Restricted cash	33,560	27,013
Other assets	29,338	29,464
Total assets	$1,943,855	$1,963,842
Liabilities, Equity, and Noncontrolling Interests
Liabilities
Mortgage notes and revolving credit facility, net	$1,151,514	$1,022,452
Construction loans, net	44,046	129,991
Preferred stock, net	221,072	201,621
Preferred interest liability	—	15,300
Unsecured promissory notes, net	21,350	41,883
Accounts payable, accrued expenses and other liabilities	60,944	81,048
Total liabilities	1,498,926	1,492,295
Commitments and contingencies (Note 15)
Equity and noncontrolling interests
Stockholders' equity
Series A Convertible Preferred Stock, $0.01 par value, 15,000,000 shares authorized at $10.00 per share; 5,825,457 and 215,277 shares issued and outstanding at December 31, 2024 and 2023, respectively.	50,668	1,569
Common stock, Class T shares, $0.01 par value, 275,000,000 shares authorized; 4,289,506 and 3,917,218 shares issued and outstanding at December 31, 2024 and 2023, respectively.	43	39
Common stock, Class D shares, $0.01 par value, 275,000,000 shares authorized; 386,477 and 202,743 shares issued and outstanding at December 31, 2024 and 2023, respectively.	4	2
Common stock, Class I shares, $0.01 par value, 275,000,000 shares authorized; 6,162,803 and 4,296,443 shares issued and outstanding at December 31, 2024 and 2023, respectively.	62	43
Common stock, Class A shares, $0.01 par value, 125,000,000 shares authorized; 20,358,844 and 23,231,877 shares issued and outstanding at December 31, 2024 and 2023 respectively.	197	226
Additional paid-in capital	372,611	373,954
Accumulated distributions - Series A Convertible Preferred	(2,255)	(14)
Accumulated distributions - common stock	(84,797)	(62,114)
Accumulated deficit	(105,717)	(94,761)
Total stockholders’ equity	230,816	218,944
Noncontrolling interests
Limited partners	186,032	221,617
Partially owned entities	28,081	30,986
Total noncontrolling interests	214,113	252,603
Total equity and noncontrolling interests	444,929	471,547
Total liabilities, equity and noncontrolling interests	$1,943,855	$1,963,842

See accompanying notes to consolidated financial statements
Note: The consolidated balance sheets as of December 31, 2024 and 2023 include assets of consolidated variable interest entities, or VIEs of $498.9 million and $511.3 million, respectively, and liabilities of $409.7 million and $405.2 million, respectively. Refer to Note 13 for additional discussion of our VIEs.

Cottonwood Communities, Inc.
Consolidated Statements of Operations
(in thousands, except share and per share data)

	Year Ended December 31,
	2024	2023	2022
Revenues
Rental and other property revenues	$145,749	$142,833	$123,627
Property management revenues	8,322	9,699	11,131
Other revenues	4,412	1,873	3,544
Total revenues	158,483	154,405	138,302
Operating expenses
Property operations expense	56,701	52,765	44,846
Property management expense	17,896	17,290	17,839
Asset management fee	12,485	17,304	17,786
Performance participation allocation	—	—	20,320
Depreciation and amortization	65,343	59,041	54,595
General and administrative expenses	9,083	11,371	11,876
Total operating expenses	161,508	157,771	167,262
Loss from operations	(3,025)	(3,366)	(28,960)
Equity in earnings of unconsolidated real estate entities	5,761	6,466	12,393
Interest income	1,866	1,906	92
Interest expense	(83,598)	(74,431)	(51,830)
Loss on debt extinguishment	(2,554)	(1,037)	(480)
Gain on sale of real estate assets	47,311	24,075	—
Gain on legal settlement	16,020	—	—
Gain on sale of unconsolidated real estate entities	—	—	8,129
Gain on consolidation of development	—	4,225	—
Promote from incentive allocation agreement	—	119	30,702
Other (expense) income	(2,366)	(2,552)	3,883
Loss before income taxes	(20,585)	(44,595)	(26,071)
Income tax expense	(38)	(303)	(7,959)
Net loss	(20,623)	(44,898)	(34,030)
Net loss (income) attributable to noncontrolling interests:
Limited partners	10,819	21,355	17,594
Partially owned entities	(1,152)	295	787
Net loss attributable to controlling interests	$(10,956)	$(23,248)	$(15,649)
Less preferred stock dividends	2,241	—	—
Net loss attributable to common stockholders	$(13,197)	$(23,248)	$(15,649)

Weighted-average common shares outstanding - basic and diluted	31,658,678	34,305,590	29,274,236
Net loss per common share - basic and diluted	$(0.42)	$(0.68)	$(0.53)

See accompanying notes to consolidated financial statements

Cottonwood Communities, Inc.
Consolidated Statements of Stockholders’ Equity
(in thousands)

	Cottonwood Communities, Inc. Stockholders’ Equity										Noncontrolling interests
	Series A Convertible Preferred Stock	Par Value - Common Stock				Additional Paid-In Capital	Accumulated Distributions		Accumulated Deficit	Total Stockholders’ Equity	Limited Partners	Partially Owned Entities	Total Equity and Noncontrolling Interests
		Class T	Class D	Class I	Class A		Convertible Preferred	Common Stock
Balance at January 1, 2022	$—	$—	$—	$2	$234	$275,821	$—	$(17,273)	$(55,864)	$202,920	$267,472	$70,277	$540,669
Issuance of common stock	—	48	1	36	—	168,392	—	—	—	168,477	—	—	168,477
Offering costs - common stock	—	—	—	—	—	(14,376)	—	—	—	(14,376)	—	—	(14,376)
Distribution reinvestment	—	—	—	—	1	2,363	—	—	—	2,364	—	—	2,364
Exchanges and transfers	—	—	—	3	—	5,816	—	—	—	5,819	(5,819)	—	—
CROP Units issued for real estate interests	—	—	—	—	—	—	—	—	—	—	2,930	—	2,930
CMOF Merger	—	—	—	—	43	39,393	—	—	—	39,436	8,273	(49,178)	(1,469)
Common stock/CROP Units repurchased	—	—	—	(2)	(12)	(26,883)	—	—	—	(26,897)	(1,482)	—	(28,379)
Contributions from noncontrolling interests	—	—	—	—	—	—	—	—	—	—	(209)	16,491	16,282
Other	—	—	—	—	—	1,257	—	—	—	1,257	3,670	—	4,927
Distributions to investors	—	—	—	—	—	—	—	(20,776)	—	(20,776)	(22,348)	(4,372)	(47,496)
Net loss	—	—	—	—	—	—	—	—	(15,649)	(15,649)	(17,594)	(787)	(34,030)
Reallocation of stockholders' equity and noncontrolling interests	—	—	—	—	—	(37,643)	—	—	—	(37,643)	37,643	—	—
Balance at December 31, 2022	—	48	1	39	266	414,140	—	(38,049)	(71,513)	304,932	272,536	32,431	609,899
Issuance of Series A Convertible Preferred Stock	2,140	—	—	—	—	—	—	—	—	2,140	—	—	2,140
Offering costs - Series A Convertible Preferred Stock	(571)	—	—	—	—	—	—	—	—	(571)	—	—	(571)
Issuance of common stock	—	7	1	6	—	27,117	—	—	—	27,131	—	—	27,131
Offering costs - common stock	—	—	—	—	—	(1,800)	—	—	—	(1,800)	—	—	(1,800)
Distribution reinvestment	—	—	—	—	1	2,352	—	—	—	2,353	—	—	2,353
Exchanges and transfers	—	—	—	5	—	8,637	—	—	—	8,642	(8,642)	—	—
CROP Units issued for real estate interests	—	—	—	—	—	—	—	—	—	—	22,939	—	22,939
Common stock/CROP Units repurchased	—	(16)	—	(7)	(41)	(95,221)	—	—	—	(95,285)	(3,666)	—	(98,951)
Share-based compensation	—	—	—	—	—	190	—	—	—	190	2,821	—	3,011
Other	—	—	—	—	—	—	—	—	—	—	(1,200)	—	(1,200)
Distributions to investors	—	—	—	—	—	—	(14)	(24,065)	—	(24,079)	(23,277)	(1,150)	(48,506)
Net loss	—	—	—	—	—	—	—	—	(23,248)	(23,248)	(21,355)	(295)	(44,898)
Reallocation of stockholders' equity and noncontrolling interests	—	—	—	—	—	18,539	—	—	—	18,539	(18,539)	—	—
Balance at December 31, 2023	$1,569	$39	$2	$43	$226	$373,954	$(14)	$(62,114)	$(94,761)	$218,944	$221,617	$30,986	$471,547
Issuance of Series A Convertible Preferred Stock	55,261	—	—	—	—	—	—	—	—	55,261	—	—	55,261
Offering costs - Series A Convertible Preferred Stock	(6,162)	—	—	—	—	—	—	—	—	(6,162)	—	—	(6,162)
Issuance of common stock	—	6	2	19	—	35,385	—	—	—	35,412	—	—	35,412
Offering costs - common stock	—	—	—	—	—	(2,817)	—	—	—	(2,817)	—	—	(2,817)
Distribution reinvestment	—	1	—	1	1	3,179	—	—	—	3,182	—	—	3,182
Exchanges and transfers	—	—	—	7	—	8,349	—	—	—	8,356	(8,356)	—	—
CROP Units issued for real estate interests	—	—	—	—	—	—	—	—	—	—	14,213	—	14,213
Common stock/CROP Units repurchased	—	(3)	—	(8)	(30)	(50,894)	—	—	—	(50,935)	(5,460)	—	(56,395)
Share-based compensation	—	—	—	—	—	248	—	—	—	248	3,781	—	4,029
Distributions to investors	—	—	—	—	—	—	(2,241)	(22,683)	—	(24,924)	(23,737)	(4,057)	(52,718)
Net (loss) income	—	—	—	—	—	—	—	—	(10,956)	(10,956)	(10,819)	1,152	(20,623)
Reallocation of stockholders' equity and noncontrolling interests	—	—	—	—	—	5,207	—	—	—	5,207	(5,207)	—	—
Balance at December 31, 2024	$50,668	$43	$4	$62	$197	$372,611	$(2,255)	$(84,797)	$(105,717)	$230,816	$186,032	$28,081	$444,929

See accompanying notes to consolidated financial statements

Cottonwood Communities, Inc.
Consolidated Statements of Cash Flows
(in thousands)

	For the Year Ended December 31,
	2024	2023	2022
Cash flows from operating activities:
Net loss	$(20,623)	$(44,898)	$(34,030)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	65,343	59,041	54,595
Gain on sale of real estate assets	(47,311)	(24,075)	—
Gain on sale of investments in unconsolidated real estate entities	—	—	(8,129)
Gain on legal settlement	(16,020)	—	—
Gain on consolidation of development	—	(4,225)	—
Share-based compensation	4,029	3,011	3,670
Deferred taxes	(418)	35	7,622
Amortization of debt issuance costs, discounts and premiums	6,510	9,342	6,668
Paid-in-kind interest on construction loans	1,387	341	—
Derivative fair value adjustments	3,643	2,162	(3,695)
Loss on debt extinguishment	2,554	1,037	480
Other operating	(601)	(318)	(599)
Equity in earnings of unconsolidated real estate entities	(5,761)	(6,466)	(12,393)
Distributions from unconsolidated real estate entities - return on capital	14,731	4,122	14,678
Changes in operating assets and liabilities:
Other assets	(1,247)	(6,945)	2,968
Performance participation allocation	—	—	20,320
Performance participation allocation payment	—	(20,320)	(51,761)
Accounts payable, accrued expenses and other liabilities	9,227	5,587	1,337
Net cash provided by (used in) operating activities	15,443	(22,569)	1,731
Cash flows from investing activities:
Acquisitions of real estate	—	—	(148,262)
Cash acquired on consolidation of real estate	4,485	5,807	5,649
Proceeds from sale of real estate assets, net	87,704	117,771	—
Settlement of related party notes and liabilities assumed with the CMOF Merger	—	—	(1,469)
Capital expenditures and development activities	(52,363)	(50,401)	(90,991)
Investments in unconsolidated real estate entities	(2,558)	(40,885)	(8,943)
Proceeds from sale of investments in unconsolidated real estate entities	24,934	—	28,764
Distributions from unconsolidated real estate entities - return of capital	—	18,106	38,769
Contributions to investments in real estate-related loans	(21,279)	(8,777)	—
Proceeds from settlement of investments in real estate-related loans	—	—	13,000
Net cash provided by (used in) investing activities	40,923	41,621	(163,483)

Cottonwood Communities, Inc.
Consolidated Statements of Cash Flows (continued)
(in thousands)

	Year Ended December 31,
	2024	2023	2022
Cash flows from financing activities:
Principal payments on mortgage notes	(466)	(976)	(1,702)
Borrowings from revolving credit facility	139,851	111,000	175,000
Repayments on revolving credit facility	(73,000)	(152,600)	(141,000)
Borrowings under mortgage notes	106,082	366,963	473,534
Repayments of mortgage notes	(87,892)	(284,702)	(240,338)
Deferred financing costs on mortgage notes	(1,029)	(4,704)	(5,071)
Borrowings from construction loans	8,440	22,066	36,569
Repayments of construction loans	(95,771)	(37,000)	(59,660)
Payoff of preferred interest liability	(15,300)	—	—
Repayments of related party notes assumed on acquisition	(1,332)	—	—
Proceeds from issuance of preferred stock	24,171	86,467	15,472
Redemption of preferred stock	(4,348)	(2,587)	(142,830)
Offering costs paid on issuance of preferred stock	(3,160)	(10,378)	(1,899)
Repurchase of unsecured promissory notes	(20,763)	(1,206)	(143)
Proceeds from issuance of Series A Convertible Preferred Stock	55,045	2,090	—
Offering costs paid on issuance of Series A Convertible Preferred Stock	(6,155)	(513)	—
Proceeds from issuance of common stock	35,412	27,131	168,622
Repurchase of common stock/CROP Units	(61,145)	(95,404)	(22,635)
Offering costs paid on issuance of common stock	(3,189)	(3,152)	(9,585)
Contributions from noncontrolling interests	—	—	11,935
Distributions to convertible preferred stockholders	(1,885)	(4)	—
Distributions to common stockholders	(19,544)	(21,871)	(17,813)
Distributions to noncontrolling interests - limited partners	(23,708)	(23,233)	(22,198)
Distributions to noncontrolling interests - partially owned entities	(4,056)	(1,150)	(4,372)
Net cash (used in) provided by financing activities	(53,742)	(23,763)	211,886
Net increase (decrease) in cash and cash equivalents and restricted cash	2,624	(4,711)	50,134
Cash and cash equivalents and restricted cash, beginning of period	90,813	95,524	45,390
Cash and cash equivalents and restricted cash, end of period	$93,437	$90,813	$95,524

Reconciliation of cash and cash equivalents and restricted cash to the consolidated balance sheets:
Cash and cash equivalents	$59,877	$63,800	$63,173
Restricted cash	33,560	27,013	32,351
Total cash and cash equivalents and restricted cash	$93,437	$90,813	$95,524

Cottonwood Communities, Inc.
Consolidated Statements of Cash Flows (continued)
(in thousands)

	Year Ended December 31,
	2024	2023	2022
Supplemental disclosure of cash flow information:
Cash paid for interest	$82,321	$67,357	$45,183
Income taxes paid	397	582	1,314

Supplemental disclosure of non-cash investing and financing activities:
Changes in accrued deferred offering costs	$(353)	$(1,387)	$4,791
Distributions reinvested in common stock	3,182	2,353	2,219
Changes in accrued capital expenditures	(11,493)	(6,773)	(4,141)
Paid-in-kind interest related to construction	2,297	4,293	1,762
Changes in accrued redemptions	(4,666)	3,497	6,162
Cottonwood Lighthouse Point Acquisition
Real estate assets, net of cash acquired	$86,961	$—	$—
Mortgage note assumed	(47,581)	—	—
Other assets and liabilities assumed, net	(2,426)	—	—
Value of CROP Units issued for interests acquired	3,322	—	—
Alpha Mill Acquisitions
Real estate assets, net of cash acquired	$73,253	$—	$—
Mortgage note assumed	(38,295)	—	—
Other assets and liabilities assumed, net	181	—	—
Value of CROP Units issued for interests acquired	10,891	19,829	—
Melrose Phase II Acquisition
Real estate assets, net of cash acquired	$—	$39,582	$—
Mortgage note assumed	—	(31,387)	—
Other assets and liabilities assumed, net	—	(280)	—
Value of CROP Units issued for interests acquired	—	3,110	—
805 Riverfront Acquisition
Real estate assets, net of cash acquired	$—	$99,153	$—
Mortgage note assumed	—	(45,306)	—
Other assets and liabilities assumed, net	—	15,300	—
Value of CROP Units issued for interests acquired	—	(14,907)	—
CMOF Merger
CMOF related party notes assumed	$—	$—	$1,327
Net other liabilities assumed	—	—	142
Cottonwood Ridgeview Acquisition
Real estate assets, net of cash acquired	$—	$—	$68,167
Mortgage note assumed	—	—	(63,795)
Other assets and liabilities assumed, net	—	—	642
Value of CROP Units issued for interests acquired	—	—	2,930
Cottonwood Clermont Acquisition
Mortgage note assumed	$—	$—	$(35,521)

See accompanying notes to condensed consolidated financial statements

Cottonwood Communities, Inc.
Notes to Consolidated Financial Statements
1.    Organization and Business

Cottonwood Communities, Inc. (“CCI,” the “Company,” “we,” “us,” or “our”) invests in a diverse portfolio of multifamily apartment communities and multifamily real estate-related assets throughout the United States. We are externally managed by our advisor, CC Advisors III, LLC (“CC Advisors III”), a wholly owned subsidiary of our sponsor, Cottonwood Communities Advisors, LLC (“CCA”). We were incorporated in Maryland in 2016. We own all of our assets through our operating partnership, Cottonwood Residential O.P., LP (“CROP”), and its subsidiaries. We are the sole member of the sole general partner of CROP and own general partner interests in CROP alongside third-party limited partners.

We are a non-listed, perpetual-life, net asset value (“NAV”), real estate investment trust (“REIT”). We qualified as a REIT for U.S. federal income tax purposes beginning with the taxable year ended December 31, 2019. We generally will not be subject to U.S. federal income taxes on our taxable income to the extent we annually distribute all of our net taxable income to stockholders and maintain our qualification as a REIT.

We conducted an initial public offering of common stock (the “Initial Offering”) from August 13, 2018 to December 22, 2020, from which we raised gross proceeds of $122.0 million. In November 2021, we registered with the SEC an offering of up to $1.0 billion of shares of common stock (the “Follow-on Offering”), consisting of up to $900.0 million in shares of common stock offered in a primary offering (the “Primary Offering”) and $100.0 million in shares under our distribution reinvestment plan (the “DRP Offering”). As of December 31, 2024, we have raised gross proceeds of $241.6 million from the Follow-on Offering, including $7.9 million in proceeds from the DRP Offering. We intend to conduct a continuous public offering of our common stock that will not have a predetermined duration, subject to continued compliance with the rules and regulations of the SEC and applicable state laws.

Since November 2019, we have periodically conducted private placement offerings exempt from registration under the Securities Act pursuant to which we have offered for sale to accredited investors preferred stock at a purchase price of $10.00 per share of preferred stock (the “Private Offerings”). As of December 31, 2024, we have raised gross proceeds of $295.2 million from the Private Offerings. Additional information about our preferred stock is included in Note 8 for preferred stock accounted for as liabilities and Note 9 for preferred stock accounted for as equity.

We own and operate a diverse portfolio of investments in multifamily apartment communities located in targeted markets throughout the United States. As of December 31, 2024, our portfolio consists of ownership interests or structured investment interests in 34 multifamily apartment communities in 11 states with 9,583 units, including 452 units in two multifamily apartment communities under construction or in lease-up and another 1,080 units in four multifamily apartment communities in which we have a structured investment interest. In addition, we have an ownership interest in four land sites we plan to develop. We operate as one reportable segment comprised of multifamily real estate.

Cottonwood Multifamily Opportunity Fund, Inc. Merger

On July 8, 2022, we entered into an agreement and plan of merger with Cottonwood Multifamily Opportunity Fund, Inc. (“CMOF”) and its operating partnership (the “CMOF OP”) to merge CMOF with and into our wholly owned subsidiary and the CMOF OP with and into CROP through the exchange of stock-for-stock and units-for-units (the “CMOF Merger”). The CMOF Merger closed on September 27, 2022.

CMOF stockholders received 0.8669 shares of our Class A common stock in exchange for each share of their CMOF common stock. We issued 4,335,367 shares of Class A common stock in connection with the CMOF Merger, at an aggregate value of $89.7 million on the close date.

In connection with the merger of the CMOF OP with and into CROP, the CMOF OP partnership units outstanding held by third parties were converted into CROP common units at the same ratio as the common stock.

CROP was a joint venture partner with CMOF in all three of CMOF’s investments: Park Avenue (a development project), Cottonwood Broadway (a development project) and Block C (a joint venture owning land held for development in two projects called The Westerly and Millcreek North). Following the CMOF Merger, we acquired CMOF’s interest in the joint ventures, increasing our percentage ownership interest as follows: Park Avenue, 100.0%, Cottonwood Broadway, 100.0% and Block C, 79.0%. The three joint venture development projects we acquired additional interests in as a result of the CMOF Merger were already consolidated by us. Refer to Note 3 and Note 11 for more information on Block C.

2.    Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). In the opinion of management, the accompanying consolidated financial statements contain all adjustments and eliminations, consisting only of normal recurring adjustments necessary for a fair presentation in conformity with GAAP.

Principles of Consolidation

The consolidated financial statements include our accounts and the accounts of our subsidiaries for which we have a controlling interest. The operating partnership and its subsidiaries are consolidated as they are controlled by CCI. All intercompany balances and transactions have been eliminated in consolidation.
Some of our partially owned and unconsolidated properties are owned through a tenant in common (“TIC interest”) structure. TIC interests constitute separate and undivided interests in real property. TIC interests in properties for which we exercise significant influence are accounted for using the equity method of accounting until we have acquired a 100% interest in the property.
Number of units and certain other measures used to describe real estate assets included in the notes to the consolidated financial statements are presented on an unaudited basis.
Certain amounts in the prior year consolidated financial statements and notes to the consolidated financial statements have been reclassified to conform to the current year presentation. Such reclassifications did not impact previously reported net loss or accumulated deficit or change net cash provided by or used in operating, investing or financing activities.
Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Variable Interest Entities

We invest in entities that qualify as variable interest entities (“VIEs”). All VIEs for which we are the primary beneficiary are consolidated. VIEs for which we are not the primary beneficiary are accounted for under the equity method. See Note 13 for more details on our VIEs.

Investments in Real Estate

In accordance with Accounting Standards Codification Topic 805, Business Combinations, we determine whether an acquisition qualifies as a business combination or as an asset acquisition.

We account for business combinations by recognizing assets acquired and liabilities assumed at their fair values as of the acquisition date and expensing transaction costs. Differences between the transaction price and the fair value of identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, are accounted for as goodwill, or conversely, as a gain on bargain purchase. Transaction costs are included within general and administrative expenses on our consolidated statements of operations as incurred.

We account for asset acquisitions by allocating the total cost to the individual assets acquired and liabilities assumed on a relative fair value basis. Real estate assets and liabilities include land, building, furniture, fixtures and equipment, other personal property, in-place lease intangibles and debt. Asset acquisition accounting is also used when we acquire a controlling interest through the acquisition of additional interests in partially owned real estate.

Fair values are determined using methods similar to those used by independent appraisers, and include using replacement cost estimates less depreciation, discounted cash flows, market comparisons, and direct capitalization of net operating income. The fair value of debt assumed is determined using a discounted cash flow analysis based on remaining loan terms and principal. Discount rates are based on management’s estimates of current market interest rates for instruments with similar characteristics, and consider remaining loan term and loan-to-value ratio. The fair value of debt is a present value application which discounts the difference between the remaining contractual and market debt service payments at an equity discount rate. The equity discount rate is an estimated levered return and is calculated using the LTV, unlevered property discount rate, and a market rate.

Real Estate Assets, Net

We state real estate assets at cost, less accumulated depreciation and amortization. We capitalize costs related to the development, construction, improvement, and significant renovation of properties, which include capital replacements such as scheduled carpet replacement, new roofs, HVAC units, plumbing, concrete, masonry and other paving, pools and various exterior building improvements. We also capitalize salary costs directly attributable to significant renovation work.

We compute depreciation on a straight-line basis over the estimated useful lives of the related assets. Intangible lease assets are amortized to depreciation and amortization over the remaining lease term. The useful lives of our real estate assets are as follows (in years):

Land improvements	5 - 15
Buildings	30
Building improvements	5 - 15
Furniture, fixtures and equipment	5 - 15
Intangible lease assets	Over lease term

We expense ordinary maintenance and repairs to operations as incurred. We capitalize significant renovations and improvements that improve and/or extend the useful life of an asset and amortize over their estimated useful life, generally five to 15 years.

Impairment of Long-Lived Assets

Long-lived assets include real estate assets and acquired intangible assets. Long-lived assets are depreciated or amortized on a straight-line basis over their estimated useful lives. On an annual basis, we assess potential impairment indicators of long-lived assets. We also review for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Indicators that may cause an impairment review include, but are not limited to, significant under-performance relative to historical or projected future operating results, significant market or economic trends and substantial reduction in the expected holding period of an asset.

When we determine the carrying value of a long-lived asset may not be recoverable based upon the existence of one or more of the above indicators, we determine recoverability by comparing the carrying amount of the asset to the net future undiscounted cash flows the asset is expected to generate. We recognize, if appropriate, an impairment equal to the amount by which the carrying amount exceeds the fair value of the asset. No impairment losses were recognized for the years ended December 31, 2024, 2023 and 2022 related to our long-lived assets.

Investments in Unconsolidated Real Estate Entities

Real estate investments where we have significant noncontrolling influence and VIEs where we are not the primary beneficiary are accounted for under the equity method.

Equity method investments in unconsolidated real estate entities are recorded at cost, adjusted for our share of net earnings or losses each period, and reduced by distributions. Equity in earnings or losses is generally recognized based on our ownership interest in the earnings or losses of the unconsolidated real estate entities. We follow the “look through” approach for classification of distributions from unconsolidated real estate entities in the consolidated statements of cash flows. Under this approach, distributions are reported under operating cash flow unless the facts and circumstances of a specific distribution clearly indicate that it is a return of capital (e.g., a liquidating dividend or distribution of the proceeds from the entity’s sale of assets), in which case it is reported as an investing activity.

We assess potential impairment of investments in unconsolidated real estate entities whenever events or changes in circumstances indicate that the fair value of the investment is less than its carrying value. To the extent impairment has occurred, and is not considered temporary, the impairment is measured as the excess of the carrying amount of the investment over the fair value of the investment. No impairment losses were recognized for the years ended December 31, 2024, 2023 and 2022 related to our investments in unconsolidated real estate entities.

Investments in Real Estate-Related Loans

Investments in Real Estate-Related Loans are mezzanine loans issued to entities pursuing apartment developments. Interest is recorded over the life of the mezzanine loan as other revenues on the statements of operations.

We estimate an allowance for credit losses for each mezzanine loan using relevant available information relating to past events, current conditions and reasonable forecasts. As of December 31, 2024 and 2023, the allowance for credit losses on our mezzanine loans was not significant.

Cash and Cash Equivalents

We consider all cash on deposit, money market funds and short-term investments with original maturities of three months or less to be cash and cash equivalents. We maintain cash in demand deposit accounts at several major commercial banks where balances in individual accounts at times exceeds FDIC insured amounts. To reduce the risk associated with the failure of such financial institutions, we periodically evaluate the credit quality of the financial institutions in which we hold deposits. We have not experienced any losses in such accounts.

Restricted Cash

Restricted cash primarily consists of a construction bond, escrow deposits held by title companies or by lenders for property taxes, insurance, debt service, future funding and replacement reserves, residents’ security deposits and cash in escrow for self-insurance retention.

Unsecured Promissory Notes

The 2019 6% Notes are unsecured notes issued to investors outside of the United States. These unsecured promissory notes are described in Note 6. These instruments are similar in nature, have fixed interest rates and maturity dates, and are denominated in U.S. dollars.

Preferred Stock

Series 2019 Preferred Stock, Series 2023 Preferred Stock, Series 2023-A Preferred Stock and Series 2025 Preferred Stock are described in Note 8. These instruments are similar in nature and are classified as liabilities on the consolidated balance sheet due to the mandatory redemption of these instruments on a fixed date for a fixed amount. Preferred stock distributions for these series of preferred stock are recorded as interest expense.

Series A Convertible Preferred Stock is described in Note 9. These instruments are perpetual preferred stock and classified as equity. The Series A Convertible Preferred Stock is convertible into Class I shares of our common stock at the option of the shareholder and by us, subject to certain terms and conditions, including hold periods. Dividends on this series of preferred stock are recorded as distributions to the preferred stockholder.

Debt Financing Costs

Debt financing costs are presented as a direct deduction from the carrying amount of the associated debt liability, which includes mortgage notes, unsecured promissory notes, our revolving credit facility and mandatorily redeemable preferred stock. Debt financing costs are amortized over the life of the related liability through interest expense.
Revenue Recognition

We lease our multifamily residential units with rents generally due on a monthly basis. Terms are generally one year or less, renewable upon consent of both parties on an annual or monthly basis. Rental and other property revenues is recognized in accordance with Accounting Standards Codification (“ASC”) No. 842, Leases (“Topic 842”). Rental and other property revenues consist of rents and other fees charged to tenants and represent 92% of our total revenue for the year ended December 31, 2024.

Our non-lease related revenue consists of income earned from our property management, development, asset management and interest income from our investments in real estate-related loans. Property management and development revenue is derived primarily from our property management services, development and construction work, and internet services. Other revenues consists of interest revenue from our investments in real estate-related loans and asset management revenue from CMOF prior to the closing of the CMOF Merger in September 2022.

Non-lease revenues are recognized in accordance with Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (“Topic 606”) (“ASU 2014-09”), as subsequently amended. The guidance requires that revenue (outside of the scope of Topic 842) is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services.

Performance Participation Allocation

Under the terms of our operating partnership agreement, the Special Limited Partner, an affiliate of our advisor, is entitled to an allocation of CROP’s total return to its capital account. The receipt of the performance participation allocation is subject to the ongoing effectiveness of our advisory agreement and the achievement of certain hurdles. As the performance participation allocation is associated with the performance of a service by the advisor, it is expensed in our consolidated statements of operations. Refer to Note 11.

Income Taxes

We elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, beginning with the year ending December 31, 2019. As a REIT, we are not subject to federal income tax with respect to that portion of its income that meets certain criteria and is distributed annually to stockholders. To continue to qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the REIT’s taxable income, excluding net capital gains, to stockholders. We have adhered to, and intend to continue to adhere to, these requirements to maintain REIT status.

If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants relief under certain statutory provisions. As a qualified REIT, we are still subject to certain state and local taxes and may be subject to federal income and excise taxes on undistributed taxable income. In addition, taxable income from activities managed through our taxable REIT subsidiary (“TRS”) are subject to federal, state and local income taxes. Provision for such taxes has been included in income tax expense on our consolidated statements of operations.

CROP is generally not subject to federal and state income taxes. CROP Unit holders, including CCI, are subject to tax on their respective allocable shares of CROP’s taxable income. However, there are certain states that require an entity level tax on CROP.

We determine deferred tax assets and liabilities applicable to the TRS based on differences between financial reporting and tax bases of existing assets and liabilities. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, only to the extent that it is more likely than not that future taxable profits will be available against which they can be utilized. We recognize interest and penalties relating to uncertain tax positions in income tax expense when incurred.

For the years ended December 31, 2024 and 2023, we had an income tax provision of approximately $38,000 and $0.3 million, respectively, of which all but an insignificant amount was current. For the year ended December 31, 2022, we had an income tax provision of $8.0 million, of which $0.4 million was current and $7.6 million was deferred.
As of December 31, 2024 and 2023, our net deferred tax liability was $9.4 million and $9.8 million, respectively, and is included in accounts payable, accrued expenses and other liabilities on the consolidated balance sheets.
For the year ended December 31, 2022, we had $37.7 million of net Section 1231 gains allocated to our TRS, primarily from a promote received from an incentive allocation agreement. We recorded deferred tax liabilities of $9.2 million related to these gains in 2022. They are deferred as these Section 1231 gains have been contributed to a Qualified Opportunity Zone fund, which provides tax benefits for development programs located in designated areas. We expect that these deferred tax liabilities will be realized in 2026. Refer to Note 10.

Noncontrolling Interests

The portion of ownership interests in consolidated entities not held by CCI are reported as noncontrolling interests. Equity and net income (loss) attributable to CCI and to noncontrolling interests are presented separately on the consolidated financial statements. Changes in noncontrolling ownership interests, are accounted for as equity transactions.
Noncontrolling interest – limited partners – These noncontrolling interests represent ownership interest in CROP (“CROP Units”) not held by CCI, the sole member of the general partner. Net income or loss is allocated to these limited partners of CROP based on their ownership percentage. Issuance of additional common stock by CCI or CROP Units to limited partners changes the ownership interests of both CCI and the limited partners of CROP.
Consistent with the one-for-one relationship between the CROP Units issued to CCI, limited partners are attributed a share of net income or loss in CROP based on their weighted-average ownership interest in CROP during the period.
Noncontrolling interest – partially owned entities – These noncontrolling interests represent ownership interests that are not held by us in consolidated entities. Net income (loss) is allocated to noncontrolling interests in partially owned entities based on ownership percentage in those entities.
Refer to Note 14 for more information on our noncontrolling interests.

Share-Based Compensation

Share-based compensation is accounted for in accordance with ASC 718, Compensation - Stock Compensation, which requires that all share-based payments to employees and non-employee directors be recognized in the Consolidated Statements of Operations over the service period based on expected vesting. Fair value is determined based on the grant date NAV.

Organization and Offering Costs

Organization and offering costs for preferred stock accounted for as equity and for common stock are recorded as an offset to equity. As of December 31, 2024, we incurred $6.7 million and $20.7 million in total organization and offering costs related to the Series A Convertible Preferred Offering and the Follow-on Offering, respectively.

Organization and offering costs for preferred stock accounted for as liabilities, with the exception of preferred stock issued through our exchange offering, are deferred and amortized up to the redemption date through interest expense. We incurred $13.2 million in total organization and offering costs related to the offering of the Series 2019 Preferred Stock, which was fully subscribed and terminated in March 2022. We incurred $13.3 million in total organization and offering costs related to the offerings of the Series 2023 Preferred Stock, which was fully subscribed and terminated in December 2024. As of December 31, 2024, we have incurred an insignificant amount of organization and offering costs related to the offerings of the Series 2023-A Preferred Stock and the Series 2025 Preferred Stock.

Recent Accounting Pronouncements

In November 2024, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2024-03, Disaggregation of Income Statement Expenses, which requires disclosure of additional information about specific cost and expense categories in the notes to the financial statements. The ASU will be applied either prospectively or retrospectively and is effective for us for the year ended December 31, 2027, and interim reporting periods commencing in 2028. We are currently evaluating the effect that the ASU will have on our consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU No. 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which intends to improve the transparency of income tax disclosures. ASU No. 2023-09 is effective for us for the year ended December 31, 2025 and is to be adopted on a prospective basis with the option to apply retrospectively. We are currently assessing the impact of this guidance, however, we do not expect the adoption to have a material impact on our consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280) – Improvements to Reportable Segments Disclosures. ASU 2023-07 requires expanded disclosures of a public entity’s reportable segments, and requires more enhanced information regarding a reportable segment’s expenses on an interim and annual basis. The ASU is effective for us for the year ended December 31, 2024, and interim periods commencing in 2025. We prepared the related disclosures pursuant to the requirements of the ASU in Note 17. There was no material impact on the consolidated financial statements.

3.    Real Estate Assets, Net

The following table summarizes the carrying amounts of our consolidated real estate assets ($ in thousands):

	Balance at December 31,
	2024	2023
Land	$265,635	$257,553
Building and improvements	1,459,787	1,429,689
Furniture, fixtures and equipment	67,131	63,015
Intangible assets	37,782	37,158
Construction in progress (1)	46,965	17,995
	1,877,300	1,805,410
Less: Accumulated depreciation and amortization	(197,803)	(156,264)
Real estate assets, net	$1,679,497	$1,649,146

(1) Includes construction in progress for our development projects and capitalized costs for improvements not yet placed in service at our stabilized properties.
Sale of Cottonwood West Palm

On February 29, 2024, we sold Cottonwood West Palm for net proceeds of $34.0 million. We recorded a net gain on sale of $26.6 million.

The Marq Highland Park Tenant in Common Sale

On July 23, 2024, we sold 25.9% of tenant in common interests in The Marq Highland Park Apartments to unaffiliated third parties for net cash consideration of $7.2 million. As a result of this transaction, The Marq Highland Park was deconsolidated with our remaining ownership interest of 74.1% recorded at fair value as an investment in unconsolidated real estate. We engaged third-party specialists to assist in determining the fair value of the various components of this transaction, including the remaining ownership interest. Refer to Note 4.

The following table summarizes the gain calculation, recorded in gain on sale of real estate assets on the consolidated statements of operations ($ in thousands):

Total consideration, net of loan assumptions and transaction costs	$7,227
Fair value of remaining ownership interest	24,211
Book value of remaining ownership interest	(10,765)
Gain on sale	$20,673

Cottonwood Lighthouse Point Transaction

On February 14, 2023, we sold tenant-in-common interests in Cottonwood Lighthouse Point to certain unaffiliated third parties for net proceeds of $7.2 million, reducing our ownership from 100% to 86.8%. As a result of this transaction, Cottonwood Lighthouse Point was deconsolidated on February 14, 2023 and our remaining ownership in Lighthouse Point is recorded as an investment in unconsolidated real estate. Refer to Note 4. We recorded a gain on sale of $1.0 million related to this transaction.

Sale of Cottonwood One Upland

On December 15, 2023, we sold Cottonwood One Upland for net proceeds of $38.8 million. We recorded a net gain on sale of $23.0 million.

Asset Acquisitions

The following table summarizes the purchase price allocation of the real estate assets acquired during the year ended December 31, 2024 ($ in thousands):

			Allocated Amounts
Property	Location	Date Consolidated	Building	Land	Land Improvements	Personal Property	Lease Intangibles	Total
Cottonwood Lighthouse Point	Pompano Beach, FL	3/28/24	$72,046	$12,156	$1,114	$1,167	$2,360	$88,843
Alpha Mill	Charlotte, NC	4/26/24	$58,277	$11,586	$1,789	$2,231	$1,812	$75,695

Cottonwood Lighthouse Point was consolidated in March 2024 when we issued 259,246 operating partnership units in CROP (“CROP Units”) and assumed $1.3 million in related party notes and interest to acquire the remaining 13.2% tenant in common interests in the property. The value of the CROP Units was $3.3 million. Cottonwood Lighthouse Point was previously accounted for as an equity method investment.

Alpha Mill was consolidated in April 2024 when we issued 858,158 CROP Units to acquire the remaining 26.3% tenant in common interests in the property. The value of the CROP Units was $10.9 million. Alpha Mill was previously accounted for as an equity method investment.

The following table summarizes the purchase price allocation of the real estate assets acquired during the year ended December 31, 2023 ($ in thousands):

			Allocated Amounts
Property	Location	Date Consolidated	Building	Land	Land Improvements	Personal Property	Lease Intangibles	Debt Fair Value Adjustment	Total
Melrose Phase II	Nashville, TN	8/2/23	$32,115	$5,156	$248	$1,021	$1,043	$1,013	$40,596

Melrose Phase II was consolidated in August 2023 when we issued 175,077 CROP Units to acquire the remaining 20.2% tenant in common interests in the property. The value of the CROP Units was $3.1 million. Melrose Phase II was previously accounted for as an equity method investment.

The following table summarizes the purchase price allocation of the real estate assets acquired or consolidated during the year ended December 31, 2022 (in thousands):

			Allocated Amounts
Property	Location	Date Consolidated	Building	Land	Land Improvements	Personal Property	Lease Intangibles	Debt Fair Value Adjustment	Total
Cottonwood Lighthouse Point	Pompano Beach, FL	6/22/22	$76,322	$13,647	$1,843	$2,011	$1,783	$—	$95,606
Cottonwood Ridgeview	Plano, TX	9/19/22	54,337	9,275	2,548	835	1,603	1,504	70,102
Cottonwood Clermont	Clermont, FL	9/21/22	67,400	5,705	5,744	1,817	1,792	3,428	85,886
			$198,059	$28,627	$10,135	$4,663	$5,178	$4,932	$251,594

The acquisition of Cottonwood Lighthouse Point in June 2022 was funded with debt of $48.0 million and available cash. See also the “Cottonwood Lighthouse Point Transaction” discussion above and Note 4 for further information.

Cottonwood Ridgeview was consolidated when we issued 141,543 OP Units to acquire the remaining 9.5% tenant-in-common interests in the property in September 2022. The value of the OP Units was $2.9 million on the close date based on the net asset value of OP Units as of August 31, 2022. Cottonwood Ridgeview was previously accounted for as an equity method investment.

The acquisition of Cottonwood Clermont in September 2022 was funded through an assumed loan of $35.5 million and available cash, including Section 1031 exchange proceeds from the sale of 3800 Main in June 2022 (3800 Main was previously an equity method investment prior to its sale).

4. Investments in Unconsolidated Real Estate Entities

Our investments in unconsolidated real estate entities consist of ownership interests in stabilized properties and preferred equity investments as follows as of December 31, 2024 and 2023 ($ in thousands):

			Balance at December 31,
Property / Development	Location	% Owned	2024	2023
Stabilized Properties
Cottonwood Bayview (1)	St. Petersburg, FL	71.0%	$10,314	$11,817
Toscana at Valley Ridge (1)	Lewisville, TX	58.6%	6,036	6,713
Fox Point (1)	Salt Lake City, UT	52.8%	12,570	13,533
The Marq Highland Park (1)(2)	Tampa, FL	74.1%	22,265	—
Alpha Mill (1)(3)	Charlotte, NC	100.0% (3)	—	29,522
Cottonwood Lighthouse Point (1)(4)	Pompano Beach, FL	100.0% (4)	—	38,852

Preferred Equity Investments
Lector85 (5)	Ybor City, FL		—	11,387
Astoria West (formerly Vernon) (6)	Queens, NY		—	23,406
417 Callowhill	Philadelphia, PA		44,733	38,028
Infield	Kissimmee, FL		15,408	11,942
Other			230	516
Total			$111,556	$185,716

(1) We account for our tenant in common interests in these properties as equity method investments. Refer to Note 2.
(2) On July 23, 2024, we sold tenant in common interests in The Marq Highland Park Apartments and the property was deconsolidated. Refer to Note 3.
(3) On April 26, 2024, we acquired the remaining 26.3% tenant in common interests in Alpha Mill and consolidated the property. Refer to Note 3.
(4) On March 28, 2024, we acquired the remaining the remaining 13.2% tenant in common interests in Cottonwood Lighthouse Point and consolidated the property. Refer to Note 3.
(5) On June 11, 2024, we received $12.1 million from the payoff of our preferred equity investment in Lector85, consisting of $9.9 million of principal and $2.2 million of accrued interest.
(6) On July 29, 2024, we received $25.5 million from the payoff in full of our preferred equity investment in Astoria West, consisting of $15.0 million of principal and $10.5 million of accrued interest and participation.

Equity in losses for our stabilized properties for the years ended December 31, 2024 and 2023 was $4.6 million and $5.4 million. Equity in earnings for our stabilized properties for the year ended December 31, 2022 was $3.6 million. During February 2023, we received $16.9 million and $1.2 million in distributions as a return of capital from debt refinances at Cottonwood Bayview and Toscana at Valley Ridge, respectively.

Our preferred equity investments are development projects with liquidation rights and priorities that are different from ownership percentages. As such, equity in earnings is determined using the hypothetical liquidation book value (“HLBV”) method. Income or loss is recorded based on changes in what would be received should the entity liquidate all of its assets (as valued in accordance with GAAP) and distribute the resulting proceeds based on the terms of the respective agreements. The HLBV method is a balance sheet focused approach commonly applied to equity investments where cash distribution percentages vary at different points in time and are not directly linked to an equity holder’s ownership percentage. Equity in earnings for our preferred equity investments for the years ended December 31, 2024, 2023 and 2022 were $10.4 million, $11.9 million and $8.8 million, respectively.

5.    Investments in Real Estate-Related Loans

Our investments in real estate-related loans consist of the following as of December 31, 2024 and 2023 ($ in thousands):

				December 31, 2024			December 31, 2023
Property Name	Investment Type	Fixed Interest Rate	Maturity Date	Amortized Cost	Allowance for Credit Losses	Carrying Value	Amortized Cost	Allowance for Credit Losses	Carrying Value
2215 Hollywood (1)	Mezzanine Loan	14.5%	April 14, 2026	$10,045	$(42)	$10,003	$2,000	$(15)	$1,985
Monrovia Station (2)	Mezzanine Loan	16.5%	July 31, 2027	20,150	(126)	20,024	6,777	(59)	6,718
Total				$30,195	$(168)	$30,027	$8,777	$(74)	$8,703

(1) The 2215 Hollywood loan was originated in April 2023 and has one 12-month extension option. As of December 31, 2024, interest receivable was $2.9 million.
(2) The Monrovia Station loan was originated in July 2023 and has two 12-month extension options. As of December 31, 2024, interest receivable was $3.1 million.

6.    Debt

Mortgage Notes and Revolving Credit Facility

The following table is a summary of the mortgage notes and revolving credit facility secured by our properties as of December 31, 2024 and 2023 ($ in thousands):

			Principal Balance Outstanding
Indebtedness	Weighted-Average Interest Rate	Weighted-Average Remaining Term (1)	December 31, 2024	December 31, 2023
Fixed rate loans
Fixed rate mortgages	4.45%	4 Years	$808,056	$891,319
Total fixed rate loans			808,056	891,319
Variable rate loans (2)
Floating rate mortgages	6.45% (3)	4 Years	273,416	131,153
Variable rate revolving credit facility (4)	7.07%	3 Years	79,250	12,400
Total variable rate loans			352,666	143,553
Total secured loans			1,160,722	1,034,872
Unamortized debt issuance costs and discounts			(4,220)	(7,067)
(Discount) premium on assumed debt, net			(4,988)	(5,353)
Mortgage notes and revolving credit facility, net			$1,151,514	$1,022,452

(1) For loans where we have the ability to exercise extension options at our own discretion, the maximum maturity date has been assumed, subject to certain debt service coverage ratio, loan to cost or debt yield requirements.

(2) The interest rates of our variable rate loans are based on 30-Day Average SOFR or one-month SOFR (CME Term).
(3) Includes the impact of interest rate caps in effect on December 31, 2024.
(4) Our variable rate revolving credit facility was amended and restated on December 15, 2023 when One Upland was sold and removed as collateral. The facility remains secured by Parc Westborough and Alpha Mill, which was refinanced and added to the facility on August 29, 2024. The interest rate on the amended facility is one-month SOFR + 2.60% and the maturity date was reset to a three-year term maturing on December 14, 2026, with the option to extend for one additional year, subject to the satisfaction of certain conditions. We may obtain advances on the facility up to $100.0 million, as long as certain loan-to-value ratios and other requirements are maintained. At December 31, 2024, the amount on our variable rate revolving credit facility was capped at $79.8 million primarily due to the interest rate environment and the applicable debt-service coverage ratio.

Included in the 2024 principal balances outstanding are $48.0 million of variable rate mortgage debt on Cottonwood Lighthouse Point, which was consolidated in March 2024, and $33.3 million of borrowings on the variable rate revolving credit facility for Alpha Mill, which was consolidated in April 2024.

Included in the 2023 principal balance outstanding is $36.0 million of fixed rate mortgage debt and $12.0 million of variable rate mortgage debt on Cottonwood West Palm, which was sold in February 2024. Also included in the 2023 principal balance outstanding is $46.8 million of fixed rate mortgage debt on The Marq Highland Park, which was deconsolidated in July 2024.

Refer to Note 3 above for additional discussion on these transactions.

In May 2024, we refinanced constructions loans on Cottonwood Broadway and 805 Riverfront with variable rate bridge loans in the amount of $46.1 million and $60.2 million, respectively. Both bridge loans mature in 2025 and are included in floating rate mortgages as of December 31, 2024. In conjunction with the 805 Riverfront refinance, a preferred interest liability of $15.3 million was extinguished and $5.4 million of accrued preferred interest was paid.

As described in Note 18, we sold Cottonwood Broadway in February 2025 and repaid the $46.1 million bridge loan. We intend to refinance the 805 Riverfront bridge loan or convert to a permanent loan prior to or upon maturity. The Riverfront bridge loan may be extended to June 2026.

We are in compliance with all covenants associated with our mortgage notes and revolving credit facility as of December 31, 2024.

Construction Loans

Information on our construction loans are as follows ($ in thousands):

Development	Interest Rate	Final Expiration Date	Loan Amount	Amount Drawn at December 31, 2024	Amount Drawn at December 31, 2023
Cottonwood Highland	30-Day Average SOFR + 2.55%	May 1, 2029	$44,250	$44,046	$39,790
The Westerly (1)	One-Month SOFR + 3.0%	July 12, 2028	42,000	—	—
			$86,250	$44,046	$39,790

(1) In July 2023, we entered into a construction loan agreement for The Westerly, a development project in Millcreek, UT. Construction is expected to be completed in 2026. No amounts have been drawn on the construction loan as of December 31, 2024.

Unsecured Promissory Notes, Net

CROP issued notes to foreign investors outside of the United States. These notes are unsecured and subordinate to all of CROP’s debt. The notes have extension options, at our discretion, during which the interest rate increases 0.25% for each year extended.
Information on our unsecured promissory notes are as follows ($ in thousands):

	Offering Size	Interest Rate	Maturity Date (1) (2)	Maximum Extension Date	December 31, 2024	December 31, 2023
2017 6% Notes (1)	$35,000	6.50%	December 31, 2024 (1)	December 31, 2024	$—	$20,308
2019 6% Notes (2)	25,000	6.25%	December 31, 2025 (2)	December 31, 2025	21,350	21,575
	$60,000				$21,350	$41,883

(1) We exercised the option to extend the maturity date on our 2017 6% Notes for one final year to December 31, 2024, which increased the interest rate to 6.5% for the period from January 1, 2024 to December 31, 2024. These notes were repaid in full on December 31, 2024.

(2) We exercised the option to extend the maturity date on our 2019 6% Notes for one additional year to December 31, 2024, which increased the interest rate to 6.25% for the period from January 1, 2024 to December 31, 2024. On December 31, 2024, we extended the maturity date to December 31, 2025, which will increase the interest rate to 6.5% for the period January 1, 2025 to December 31, 2025. We intend to repay these notes in cash at December 31, 2025 with proceeds from the sale of real estate assets, cash on hand and available capacity on our revolving credit facility. We project these actions will provide sufficient liquidity to satisfy the repayment of these notes on maturity.

The aggregate maturities, including amortizing principal payments on our debt for years subsequent to December 31, 2024 are as follows ($ in thousands):

Year	Mortgage Notes and Revolving Credit Facility	Construction Loans	Unsecured Promissory Notes	Total
2025 (1)	$107,332	$—	$21,350	$128,682
2026	171,926	—	—	171,926
2027	363,759	—	—	363,759
2028	72,077	—	—	72,077
2029	1,745	44,046	—	45,791
Thereafter	443,883	—	—	443,883
	$1,160,722	$44,046	$21,350	$1,226,118

(1) Of the amounts maturing in 2025, $46.1 million was repaid with the sale of Cottonwood Broadway in February 2025. Refer to Note 18.

7.    Fair Value of Financial Instruments

We estimate the fair value of our financial instruments using available market information and valuation methodologies we believe to be appropriate. As of December 31, 2024 and 2023, the fair values of cash and cash equivalents, restricted cash, other assets, related party payables, and accounts payable, accrued expenses and other liabilities approximate their carrying values due to the short-term nature of these instruments.
Fair value measurements are determined based on the assumptions that market participants would use in pricing the asset or liability. Fair value measurements are categorized into one of three levels of the fair value hierarchy based on the lowest level of significant input used. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. Considerable judgment and a high degree of subjectivity are involved in developing these estimates. These estimates may differ from the actual amounts that we could realize upon settlement.

The fair value hierarchy is as follows:

Level 1 - Quoted (unadjusted) prices in active markets for identical assets or liabilities.
Level 2 - Other observable inputs, either directly or indirectly, other than quoted prices included in Level 1, including:
•Quoted prices for similar assets/liabilities in active markets;
•Quoted prices for identical or similar assets/liabilities in non-active markets (e.g., few transactions, limited information, non-current prices, high variability over time);
•Inputs other than quoted prices that are observable for the asset/liability (e.g., interest rates, yield curves, volatility, default rates); and
•Inputs that are derived principally from or corroborated by other observable market data.
Level 3 - Unobservable inputs that cannot be corroborated by observable market data.

The table below includes the carrying value and fair value for our financial instruments for which it is practicable to estimate fair value ($ in thousands):

	As of December 31, 2024		As of December 31, 2023
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Asset:
Investments in real estate-related loans	$30,027	$30,195	$8,703	$8,777
Total	$30,027	$30,195	$8,703	$8,777

Financial Liability:
Fixed rate mortgages	$808,056	$787,680	$891,319	$869,248
Floating rate mortgages	273,416	273,301	131,153	129,540
Variable rate revolving credit facility	79,250	79,250	12,400	12,400
Construction loans	44,046	44,046	129,991	129,991
Series 2019 Preferred Stock	120,119	120,119	124,266	124,266
Series 2023 Preferred Stock	107,277	107,277	83,567	83,567
Series 2023-A Preferred Stock	2,950	2,950	2,850	2,850
Preferred interest liability	—	—	15,300	15,300
Unsecured promissory notes, net	21,350	21,350	41,883	41,883
Total	$1,456,464	$1,435,973	$1,432,729	$1,409,045

All financial instruments in the table above are categorized as Level 2 in the fair value hierarchy.

8.    Preferred Stock

We have four classes of preferred stock that are accounted for as liabilities on the consolidated balance sheets as they are mandatorily redeemable. Each class of preferred stock receives a fixed preferred dividend based on a cumulative, but not compounded, annual return. The Series 2019, Series 2023 and Series 2025 Preferred Stock have redemption dates with extension options at our discretion, subject to an increase in the preferred dividend rate. We can also redeem our preferred stock early for cash plus all accrued and unpaid dividends. With respect to distribution rights and rights upon liquidation, dissolution or winding up (i) the Series 2019, Series 2023, Series 2023-A, Series 2025 Preferred Stock rank senior to our common stock and our convertible preferred stock, (ii) the Series 2019, Series 2023 and Series 2025 Preferred Stock rank senior to the Series 2023-A Preferred Stock, (ii) the Series 2019 and Series 2023 rank senior to the Series 2025 Preferred Stock, (iii) the Series 2023-A Preferred Stock ranks senior to our convertible preferred stock, and (iv) the Series 2019 and Series 2023 Preferred Stock rank on parity with each other.

Information on these classes of preferred stock as of December 31, 2024 and 2023 is as follows:

	Current Dividend Rate	Redemption Date	Maximum Extension Date	Shares Outstanding at
				December 31, 2024	December 31, 2023
Series 2019 Preferred Stock	6.0%	December 31, 2024 (1)	December 31, 2025	12,011,899	12,426,596
Series 2023 Preferred Stock	6.0% (2)	June 30, 2027	June 30, 2029	10,727,658	8,356,724
Series 2023-A Preferred Stock	7.0%	December 31, 2027	N/A	295,000	285,000
Series 2025 Preferred Stock	6.5%	December 31, 2028	December 31, 2030	—	—

(1) In 2023, we exercised our first extension option for the Series 2019 Preferred Stock, which increased the dividend rate to 6.0% and extended the redemption date to December 31, 2024. In 2024, we exercised our second extension option and extended the redemption date to December 31, 2025.

(2) The first-year extension dividend rate, applicable from July 1, 2027 to June 30, 2028, is 6.25%. The fully extended divided rate, applicable from July 1, 2028 to June 30, 2028, is 6.5%.

	December 31, 2024	December 31, 2023
Preferred stock outstanding	$230,346	$210,683
Unamortized offering costs and discounts	(9,274)	(9,062)
Preferred stock, net	$221,072	$201,621

Our Series 2019 Preferred Stock was fully subscribed and terminated in March 2022. The offering of Series 2023 Preferred Stock commenced in December 2022 and was terminated in December 2024. The offering of Series 2023-A Preferred Stock commenced in July 2023, and is ongoing, with our first shares issued in August 2023.

Series 2025 Preferred Stock is being offered (i) for cash at a purchase price of $10.00 per share (with discounts available to certain categories of purchasers) and (ii) through June 30, 2025 (which date may be extended), in exchange for the outstanding shares of our Series 2019 Preferred Stock at a ratio between 1:1 and 1:1.0782 and our Series 2023 Preferred Stock at a ratio of 1:1. These offerings of Series 2025 Preferred Stock commenced in December 2024 and are ongoing, with our first shares issued in January 2025, see Note 18 for more details.

We are required to redeem for cash all outstanding Series 2019 Preferred Stock that has not been exchanged for Series 2025 Preferred Stock on or before December 31, 2025 at a price of $10.00 per share. As of March 25, 2025, 8,753,265 shares of Series 2019 Preferred Stock had not been exchanged and remain outstanding. Additional exchanges may occur through the exchange offering period, which ends June 30, 2025 and can be extended upon approval of the board of directors.

Management intends to pay this obligation with proceeds from the sale of real estate assets, including Parc Westborough (Refer to Note 18), cash on hand and available capacity on our revolving credit facility. We project these actions will provide sufficient liquidity to satisfy the redemption of Series 2019 Preferred Stock on maturity.

During the year ended December 31, 2024, we issued $24.5 million of Series 2023 Preferred Stock and we issued $0.1 million of Series 2023-A Preferred Stock. During the year ended December 31, 2024, we incurred $7.3 million, $5.7 million, and $0.2 million, respectively, in dividends on our Series 2019 Preferred Stock, Series 2023 Preferred Stock and Series 2023-A Preferred Stock. During the year ended December 31, 2023, we incurred $6.9 million, $3.2 million and $0.1 million, respectively, in dividends on our Series 2019 Preferred Stock, Series 2023 Preferred Stock and Series 2023-A Preferred Stock. During the year ended December 31, 2022, we incurred $6.9 million in dividends on our Series 2019 Preferred Stock, $2.9 million in dividends on our Series 2016 Preferred Stock prior to their full redemption in April 2022 and an insignificant amount in dividends on our Series 2017 Preferred Stock prior to their full redemption at the end of January 2022.

During the years ended December 31, 2024, 2023 and 2022, we repurchased 414,697 shares for $4.0 million, 279,889 shares for $2.7 million and 27,000 shares for $0.3 million, respectively, of Series 2019 Preferred Stock. During the years ended December 31, 2024 and 2023, we repurchased 81,200 shares for $0.7 million and 5,000 shares for $45,000, respectively, of Series 2023 Preferred Stock.

9.    Stockholders’ Equity

Convertible Preferred Stock

In September 2023, we designated the Series A Convertible Preferred Stock (“Convertible Preferred Stock”). The Convertible Preferred Stock is accounted for as a class of stockholders’ equity. The holders of Convertible Preferred Stock receive monthly cash dividends at the rate of 8.0% per annum of $10.00 per share when and as authorized by the board of directors and declared by us. The board of directors may increase the dividend rate from time to time in its sole discretion. Subject to certain terms and conditions, the Convertible Preferred Stock is convertible into Class I shares of our common stock in an amount equal to the purchase price divided by the net asset value for the Class I shares at the time of conversion. The Convertible Preferred Stock is being offered for sale pursuant to a private offering to accredited investors only. The Series A Convertible Preferred Stock ranks senior to our common stock and junior to the Series 2019, the Series 2023, Series 2023-A Preferred Stock and the Series 2025 with respect to dividend rights and rights upon voluntary or involuntary liquidation, dissolution or winding up of our business.

As of December 31, 2024, there were 5,825,457 shares of Convertible Preferred Stock issued and outstanding. During the year ended December 31, 2024, we paid aggregate dividends on our Convertible Preferred Stock of $1.9 million. During the year ended December 31, 2023, we incurred an insignificant amount in dividends on our Convertible Preferred Stock as the first shares of Convertible Preferred Stock were issued in November 2023.

Common Stock

The following table summarizes the changes in the shares outstanding for each class of outstanding common stock for the periods presented below:

	Class
	T	D	I	A	TX	Total
Balance at December 31, 2021	—	—	151,286	23,445,174	17,520	23,613,980
Issuance of common stock	4,814,430	64,645	3,579,515	—	—	8,458,590
Distribution reinvestment	10,832	28	8,334	93,768	13	112,975
Exchanges and transfers (1)	—	—	280,889	17,533	(17,533)	280,889
CMOF Merger	—	—	—	4,335,367	—	4,335,367
Repurchases of common stock	(10,140)	—	(158,975)	(1,286,978)	—	(1,456,093)
Balance at December 31, 2022	4,815,122	64,673	3,861,049	26,604,864	—	35,345,708
Issuance of common stock	644,374	148,629	650,383	—	—	1,443,386
Distribution reinvestment	31,289	682	24,344	74,304	—	130,619
Exchanges and transfers (1)	(1,723)	—	480,749	—	—	479,026
Repurchases of common stock	(1,571,844)	(11,241)	(720,082)	(3,447,291)	—	(5,750,458)
Balance at December 31, 2023	3,917,218	202,743	4,296,443	23,231,877	—	31,648,281
Issuance of common stock	652,724	189,549	1,933,849	—	—	2,776,122
Distribution reinvestment	68,355	4,574	57,429	118,774	—	249,132
Exchanges and transfers (1)	(20,174)	—	674,236	—	—	654,062
Repurchases of common stock	(328,617)	(10,389)	(799,154)	(2,991,807)	—	(4,129,967)
Balance at December 31, 2024	4,289,506	386,477	6,162,803	20,358,844	—	31,197,630

(1) Exchanges represent the number of shares CROP Unit holders have exchanged for Class I shares during the period. During the years ended December 31, 2024 and 2023, transfers represent Class T shares that were converted to Class I shares during the period. During the year ended December 31, 2022, transfers represent Class TX shares that were converted to Class A shares, after which we no longer had any Class TX shares outstanding.

Common Stock Distributions

Distributions on our common stock are determined by the board of directors based on our financial condition and other relevant factors. Common stockholders may choose to receive cash distributions or purchase additional shares through our distribution reinvestment plan. The following table summarizes our distribution activity for the years ended December 31, 2024, 2023 and 2022 ($ in thousands):

	Year Ended December 31,
	2024	2023	2022
Paid in cash	$19,544	$21,871	$17,813
Reinvested in shares	3,182	2,353	2,219
Total	$22,726	$24,224	$20,032

Distributions are declared monthly for each share of our common stock. The following table summarizes monthly distributions declared over the last three years, as well as on an annualized basis:

	Declared per Common Share, monthly	Declared per Common Share, annually
June 2022 through December 2024	$0.06083333	$0.73
May 2022	0.06000000	0.72
February through April 2022	0.05916667	0.71
January 2022	0.05833330	0.70

For the years ended December 31, 2024, 2023 and 2022, 100% (unaudited) of distributions to stockholders were reported as a return of capital or, to the extent they exceed a stockholder’s adjusted tax basis, as gains from the sale or exchange of property.

Repurchases

Below is a summary of common share repurchases pursuant to our share repurchase program for the years ended December 31, 2024, 2023 and 2022 ($ in thousands, except per share data):

	Year Ended December 31,
	2024	2023	2022

Number of shares repurchased	4,129,967	5,750,458	1,456,093
Aggregate dollar amount of shares repurchased	$50,935	$95,285	$26,900
Average repurchase price	$12.32	$16.57	$18.47

10. Promote from Incentive Allocation Agreement

In 2018, we sold a portfolio of 12 properties to an unrelated real estate firm and retained management of the portfolio on behalf of the real estate firm. Under the sales arrangement, we entered into an incentive allocation agreement that entitled us to participate in distributions from the portfolio should returns exceed certain amounts. During the first quarter of 2022, the real estate firm sold this portfolio of properties and our TRS realized a promote distribution of $30.6 million. As a result of the sale, we no longer manage this portfolio.

11.    Related-Party Transactions

Advisor Compensation

CC Advisors III manages our business as our external advisor and, under the terms of our advisory agreement, performs certain services for us, including the identification, evaluation, negotiation, origination, acquisition and disposition of investments; and the management of our business. These activities are all subject to oversight by our board of directors. Our advisor is entitled to receive fees and compensation for services provided as described below.

Management Fee. CROP pays our advisor a monthly management fee equal to 0.0625% of GAV (gross asset value of CROP, calculated pursuant to our valuation guidelines and reflective of the ownership interest held by CROP in such gross assets), subject to a cap. Through September 19, 2023, the cap was equal to 0.125% of net asset value of CROP. Effective September 19, 2023, the cap was amended to be based on “adjusted net asset value”, which is defined to include the value attributable to preferred stock that is convertible into common equity in the calculation of net asset value of CROP.

Management fees to our advisor for the years ended December 31, 2024, 2023 and 2022 were $12.5 million, $17.3 million and $17.8 million, respectively.

Acquisition Expense Reimbursement. We will reimburse our advisor for out-of-pocket expenses in connection with the selection, evaluation, structuring, acquisition, financing and development of investments, whether or not such investments are acquired, and make payments to third parties or possibly certain of our advisor’s affiliates in connection with providing services to us. There were no acquisition expense reimbursements for the years ended December 31, 2024, 2023 or 2022.

Performance Participation Allocation. In addition to the fees paid to our advisor for services provided pursuant to our advisory agreement, CC Advisors - SLP, LLC, an affiliate of our advisor and the Special Limited Partner at CROP, holds a performance participation interest in CROP that entitles it to receive an allocation of CROP’s total return to its capital account. The performance participation allocation is an incentive fee indirectly paid to our advisor and receipt of the allocation is subject to the ongoing effectiveness of the advisory agreement. As the performance participation allocation is associated with the performance of a service by the advisor, it is expensed in our consolidated statements of operations.

Total return is defined as all distributions accrued or paid (without duplication) on Participating Partnership units (all units in CROP with the exception of preferred units and the Special Limited Partner Interest) plus the change in the aggregate net asset value of such Participating Partnership units. The annual total return will be allocated solely to the Special Limited Partner only after the other unit holders have received a total return of 5% (after recouping any loss carryforward amount) and such allocation will continue until the allocation between the Special Limited Partner and all other unit holders is equal to 12.5% and 87.5%, respectively. Thereafter, the Special Limited Partner will receive an allocation of 12.5% of the annual total return. The performance participation allocation is ultimately determined at the end of each calendar year, accrues monthly and will be paid in cash or Class I units at the election of the Special Limited Partner after the completion of each calendar year.

Due to the decrease in the value of our net assets, no performance participation allocation was incurred during the years ended December 31, 2024 or 2023. During the year ended December 31, 2022, we recognized $20.3 million of expense for the performance participation allocation as a result of the increase in the value of our net assets and dividends paid to stockholders, which was paid in cash during the first quarter of 2023.

Block C

We, through our indirect subsidiaries, have a joint venture investment in Block C for the purpose of developing three multifamily development projects near Salt Lake City, Utah: The Westerly, Millcreek North, and The Archer. As of December 31, 2024, entities affiliated with us and our advisor (the “Affiliated Members”) have made aggregate capital contributions of $10.9 million towards the joint venture. The Affiliated Members are owned directly or indirectly by our officers or directors, as well as certain employees of CROP and our advisor or its affiliates. The Affiliated Members participate in the economics of Block C on the same terms and conditions as us. The development projects are located in an Opportunity Zone, which provides tax benefits for development programs located in designated areas as established by Congress in the Tax Cuts and Jobs Act of 2017. As of December 31, 2024, our ownership in the Block C joint venture was 82.4%. On January 31, 2025, we entered into a contract to sell The Archer to an unrelated party for $3.0 million. This transaction is expected to close in the third quarter of 2025.

Reimbursable Operating Expenses

Our advisor must reimburse us the amount by which our aggregate total operating expenses for the four fiscal quarters then ended exceed the greater of 2% of our average invested assets or 25% of our net income, unless the conflicts committee has determined that such excess expenses were justified based on unusual and non-recurring factors. Our conflicts committee determined that no reimbursement was required as of December 31, 2024, 2023 or 2022.

Alpha Mill Transaction

On April 7, 2022, we sold a 10.3% interest in Alpha Mill to a trust established by the father of Chad Christensen, one of our directors and Executive Chairman, and Gregg Christensen, our Chief Legal Officer and Secretary (the “Christensen Trust”) for $8.2 million.

Assumption of Related Party Notes and Interest

On March 28, 2024, we acquired all of the outstanding tenant in common interests in Cottonwood Lighthouse Point from an unaffiliated third party. As part of the transaction, we assumed $1.3 million of notes and accrued interest held by an affiliate of the seller of the tenant in common interests in favor, directly and indirectly, of nine of our executive officers. Subsequent to the transaction, we paid the amount outstanding under the notes to the executive officers.

APT Cowork, LLC

APT Cowork, LLC (“APT”) engages in the business of converting underutilized and unused common space in multifamily apartment communities or retail space to revenue producing co-working space. Our officers and directors own 93.14% of APT through direct or indirect ownership interests. We and several of our properties have entered into agreements with APT as described below.

Reimbursement and Cost Sharing Agreement. Under the Reimbursement and Cost Sharing Agreement, we make certain employees available to APT. In exchange, APT reimburses us its allocable share of all direct and indirect costs related to the employees utilized by APT, subject to an annual limit of $120,000.

Coworking Space Design Agreement. Under the Coworking Space Design Agreement, APT may advise, design and upgrade common areas at our multifamily properties. In exchange, our properties pay APT a one-time fee of $60,000, which may increase to $75,000.

Services Agreement. Under the Services Agreement, APT provides ongoing administration services in exchange for $10.00 per apartment unit per month (the "Service Fee") paid by the property. Under the agreement, APT will pay us 50% of coworking revenue it receives at the properties from non-residents. Each of our properties with Services Agreements must also have a Coworking Space Design Agreement with APT.

The following are the fees paid or incurred to APT under these agreements for the periods presented ($ in thousands):

	Year Ended December 31,
	2024	2023	2022
Reimbursement and Cost Sharing Agreement	$14	$—	$—
Coworking Space Design Agreement	452	250	1,833
Services Agreement, net revenue share	328	410	—

APT is transitioning its services from a coworking agreement to a license agreement based on occupied units instead of total units. We amended the Services Agreement effective September 1, 2024 which reduced the Service Fee from $10.00 per apartment unit per month to $5.00 per occupied apartment unit per month for any unit not covered under the license agreement. In addition, the amendment provides that the services agreement will terminate upon the earlier of i) the unit-by-unit transition resulting in no additional units receiving payment under the coworking agreement; and (ii) September 30, 2025. Under the license agreement, new leases and renewal of existing leases with our residents will have the Service Fee charged directly to them and remitted to APT.

Independent Director Compensation

For the year ended December 31, 2024, each independent director was paid an annual cash retainer of $60,000 for their service and received an annual grant of time-based LTIP Units with a value of $95,000 at the time of grant. For each of the years ended December 31, 2023 and 2022, each independent director was paid an annual cash retainer of $50,000 for their service and received an annual grant of time-based LTIP Units with a value of $85,000 at the time of grant. The LTIP Units have a one-year vesting schedule.

For the year ended December 31, 2024, independent board members which served as chairperson of each of the audit, compensation and conflicts committees received an additional annual cash retainer of $20,000, $15,000 and $15,000. For each of the years ended December 31, 2023 and 2022, independent board members which served as chairperson of each of the audit, compensation and conflicts committees received an additional annual cash retainer of $15,000, $10,000 and $10,000, respectively.

12.    Other Assets and Accounts Payable, Accrued Expenses and Other Liabilities

The following table is a summary of other assets as of December 31, 2024 and 2023 ($ in thousands):

	December 31,
	2024	2023
Intangible assets, net	$12,939	$15,572
Interest receivable from real estate-related loans	5,957	1,567
Other operating receivables	3,158	3,157
Prepaid expenses	3,116	3,181
Derivative assets	2,417	4,310
Tenant receivables	547	768
Other assets	1,204	909
Total other assets	$29,338	$29,464

The following table is a summary of accounts payable, accrued expenses and other liabilities as of December 31, 2024 and 2023 ($ in thousands):

	December 31,
	2024	2023
Deferred revenue	$12,042	$4,240
Deferred tax liabilities	9,359	9,777
Real estate taxes payable	7,209	7,366
Development and capital accruals	6,693	13,849
Accrued interest	5,798	10,544
Accrued distributions	5,377	4,888
Accrued redemptions	4,993	9,659
Accounts payable and accrued operating expenses	3,906	3,018
Accrued commissions	3,052	3,456
Security deposits	2,325	2,392
Other payables	190	89
Contingent losses	—	11,770
Total accounts payable, accrued expenses and other liabilities	$60,944	$81,048

13.    Variable Interest Entities

A VIE is a legal entity in which the equity investors at risk lack sufficient equity to finance the entity’s activities without additional subordinated financial support or, as a group, the equity investors at risk lack the power to direct the entity’s activities and the obligation to absorb the entity’s expected losses or the right to receive the entity’s expected residual returns. Qualitative and quantitative factors are considered in determining whether we are the primary beneficiary of a VIE, including, but not limited to, which activities most significantly impact economic performance, which party controls such activities, the amount and characteristics of our investments, the obligation or likelihood for us or other investors to provide financial support, and the management relationship of the property.

CROP is a VIE as the limited partners lack substantive kick-out rights and substantive participating rights. We are the primary beneficiary of CROP as we have the power to direct the activities that most significantly impact economic performance and the rights to receive economic benefits. Substantially all of our assets and liabilities are held in CROP.

As of both December 31, 2024 and 2023, we had eight consolidated properties not wholly owned by us that are VIEs. As with our wholly owned properties, the debt is collateralized by the real estate for each respective property and assets can only be used to settle obligations of each respective VIE. With exception of Cottonwood Highland, a recently completed development, creditors of consolidated VIEs do not have recourse to our general credit. We have a payment guarantee to cover a specified percent of the Cottonwood Highland loan during the lease up and stabilization periods. The percentage reduces from 50%, to 25% to 0% as milestone debt coverage ratios are achieved. At December 31, 2024, the payment guarantee was at 50%.

In cases where we become the primary beneficiary of a VIE, we recognize a gain or loss for the difference between the sum of (1) the fair value of any consideration paid, the fair value of the noncontrolling interest, and the reported amount of our equity method investment and (2) the net fair value of identifiable assets and liabilities of the VIE.

The following table details the assets and liabilities of our consolidated VIEs ($ in thousands):

	December 31, 2024	December 31, 2023
Assets:
Real estate assets, net	$482,871	$495,384
Cash and cash equivalents	5,257	4,501
Restricted cash	8,447	8,060
Other assets	2,347	3,360
Total assets	$498,922	$511,305

Liabilities:
Mortgage notes and revolving credit facility, net	$354,761	$354,064
Construction loans, net	44,046	39,790
Accounts payable, accrued expenses and other liabilities	10,905	11,386
Total liabilities	$409,712	$405,240

14.    Noncontrolling Interests

Noncontrolling Interests - Limited Partners

Common Limited CROP Units and LTIP Units are CROP units not owned by us and collectively referred to as “Noncontrolling Interests – Limited Partners.”

Common Limited CROP Units - Common Limited CROP Units share in the profits, losses and cash distributions of CROP as defined in the partnership agreement, subject to certain special allocations and receive distributions equivalent to distributions declared to the holders of CCI common stock.

During the years ended December 31, 2024, 2023 and 2022, we paid aggregate distributions to noncontrolling CROP Unit holders of $23.7 million, $23.2 million and $22.2 million, respectively.

LTIP Units - Certain executives, directors and key employees receive LTIP Units in CROP as equity incentive compensation. LTIP Units are a separate series of limited partnership units, which are convertible into Common Limited CROP Units upon achieving certain time vesting and performance requirements. Unless otherwise provided, the time vesting LTIP Units (whether vested or unvested) entitle the holder to receive current distributions from CROP, and the performance LTIP Units (whether vested or unvested) entitle the holder to receive 10% of the current distributions from CROP during the applicable performance period. When the LTIP Units have vested and sufficient income has been allocated to the holder of the vested LTIP Units, the LTIP Units will automatically convert to Common Limited CROP Units on a one-for-one basis. LTIP Units constitute profits interests and have no voting rights in CROP.

As of December 31, 2024, there were 733,910 unvested time LTIP awards and 521,753 unvested performance LTIP awards outstanding. Share-based compensation, included within other in the consolidated statement of stockholders’ equity, was $3.8 million, $2.8 million and $3.7 million for the years ended December 31, 2024, 2023 and 2022, respectively. Total unrecognized compensation expense for LTIP Units at December 31, 2024 is $3.6 million and is expected to be recognized on a straight-line basis through December 2027.

Noncontrolling Interests - Partially Owned Entities

As of December 31, 2024, noncontrolling interests in entities not wholly owned by us ranged from 1% to 63%, with the average being 11%.

In June 2022, Block C was recapitalized. We contributed additional funds and obtained a controlling interest and consolidated the Block C joint venture, recording the Block C membership interests owned by CMOF and Affiliated Members at that time as noncontrolling interests. Upon recapitalization, additional noncontrolling interests were recorded with the Affiliated Members contribution to The Archer, an entity that was already consolidated.

With the CMOF Merger in September 2022, we acquired the noncontrolling interest in Cottonwood Broadway, Park Ave, and Block C that were previously owned by CMOF. The remaining portion of Block C not owned by us continues to be recorded as noncontrolling interest.

15.    Commitments and Contingencies

Economic Dependency

We are dependent on our advisor and its affiliates and the dealer manager for certain services that are essential to us, including the sale of our shares in our public and private offering; the identification, evaluation, negotiation, origination, acquisition and disposition of investments; management of the daily operations of our investment portfolio; and other general and administrative responsibilities. In the event that these companies are unable to provide the respective services, we will be required to obtain such services from other sources.

Litigation

We are subject to a variety of legal actions in the ordinary course of our business, most of which are covered by liability insurance. While the resolution of these matters cannot be predicted with certainty, as of December 31, 2024, we believe the final outcome of such legal proceedings and claims will not have a material adverse effect on our liquidity, financial position or results of operations.

In May 2021, we acquired Sugarmont, a project under development. Disputes and claims between Sugarmont and certain contractors occurred during construction of the project. We accrued contingent losses of $11.8 million as a result of claims made against Sugarmont. In September 2024, Sugarmont entered into an agreement to settle all matters in dispute through a payment of $4.3 million to Sugarmont and the previously accrued contingent losses were reversed. The aggregate impact of the $4.3 million settlement and contingent loss reversal resulted in a gain on settlement of $16.0 million. The one percent interest in Sugarmont not owned by us had limited rights which included the right to control the prosecution and resolution of all litigation on behalf of Sugarmont and to receive 70% of favorable settlements after reimbursements of legal costs. Approximately $4.0 million of the settlement was distributed to this limited member and is recorded in noncontrolling interests - partially owned entities.

Richmond Guaranty

At the closing of the merger with Cottonwood Residential II, Inc. in 2021, we assumed a 50% payment guarantee provided by Cottonwood Residential II, Inc. and CROP, for certain obligations of Villas at Millcreek, LLC (“Richmond Borrower”) with respect to a construction loan in the amount of $53.6 million obtained in connection with the development of Richmond at Millcreek, a development project sponsored by High Traverse Development, LLC. Certain of our officers and directors own an aggregate 13.91% of Richmond Borrower. A wholly owned subsidiary of CROP receives fees from High Traverse Development, LLC related to the development of Richmond at Millcreek. On January 28, 2025, the development of Richmond at Millcreek was completed.

Environmental

As an owner of real estate, we are subject to various federal, state and local environmental laws. Compliance with existing laws has not had a material adverse effect on us. However, we cannot predict the impact of new or changed laws or regulations on our properties or on properties that we may acquire in the future.

Distribution Reinvestment Plan

Our distribution reinvestment plan allows common stockholders to apply their dividends and other distributions towards the purchase of additional shares of common stock. The purchase price for shares purchased pursuant to our distribution reinvestment plan is the transaction price for such shares in effect on the distribution date, which is generally the most recently disclosed NAV per share.

Share Repurchase Programs

Preferred Stock
Upon the request of a holder of our preferred stock, we may, at the sole discretion of the board of directors, repurchase their shares at the following prices, which are dependent on how long such preferred stockholder has held each share:

	Repurchase Price
Share Purchase Anniversary	Series 2019	Series 2023	Series 2023-A	Series A Convertible	Series 2025
Less than 1 year	$8.80	$9.00	$9.20	$9.00	$9.00
1 year	$9.00	$9.00	$9.40	$9.10	$9.20
2 years	$9.20	$9.20	$9.60	$9.20	$9.40
3 years	$9.40	$9.40	$9.60	$9.30	$9.60
4 years	$9.60	$9.60	$9.60	$9.40	$9.80
5 years	$9.80	$9.80	$9.60	$9.40	$10.00
6 years	$9.80	$9.80	$9.60	$9.80	$10.00
A stockholder’s death or complete disability, 2 years or more	$10.00	$10.00	$10.00	$10.00	$10.00

Refer to Note 8 for repurchase information on our mandatorily redeemable preferred stock. There have been no repurchases of our Series A Convertible Preferred Stock as of December 31, 2024.

Common Stock
Our share repurchase program provides that we may make repurchases, at our discretion, with an aggregate value of up to 2% of our aggregate net asset value or “NAV” each month and up to 5% of our NAV each quarter. We have no restrictions on the source of funds used to repurchase shares pursuant to our share repurchase program.

For our Class T, Class D and Class I shares, the repurchase price is equal to the transaction price at the date of repurchase, or 95% of the transaction price on the repurchase date if the shares have been held for less than a year. For our Class A shares, the repurchase price will be equal to the transaction price at the date of repurchase, subject to the following: (i) shares that have been outstanding six years or more will be repurchased at 100% of the transaction price, (ii) shares that have been outstanding for at least five years and less than six years will be repurchased at 95.0% of the transaction price, (iii) shares that have been outstanding for at least three years and less than five years will be repurchased at 90.0% of the transaction price and (iv) shares that have been outstanding for at least one year and less than three years will be repurchased at 85.0% of the transaction price. The transaction price is the then-current offering price per share, which is generally the most recently disclosed NAV per share.

Common Limited CROP Units
Beginning one year after acquiring any Common Limited CROP Units, common limited partners have the right to request CROP repurchase their Common Limited CROP Units as described below. We may, in our sole discretion, honor the repurchase request at the following prices:
1.Beginning one year after acquisition of a Common Limited CROP Unit and continuing for the three-year period thereafter, the purchase price for the repurchased Common Limited CROP Unit shall be equal to 80% of the NAV of the Common Limited CROP Units.
2.Beginning four years after acquisition of a Common Limited CROP Unit and continuing for the two-year period thereafter, the purchase price for the repurchased Common Limited CROP Units shall be equal to 85% of the NAV of the CROP Common Units.
3.Beginning six years after acquisition of a Common Limited CROP Unit and continuing thereafter, the purchase price for the repurchased Common Limited CROP Unit shall be equal to 90% of the NAV of the Common Limited CROP Units.
Subject to our sole discretion, in the case of the death or complete disability of a limited partner, the repurchase of the Common Limited CROP Units may occur at any time after acquisition of a Common Limited CROP Unit and, if accepted by us, the purchase price for the repurchased Common Limited CROP Units will be equal to 95% of the NAV of the Common Limited CROP Units.

16.    Earnings per Share

The following table sets forth the computation of our net loss per common share - basic and diluted ($ in thousands except share and per share amounts):

	Year Ended December 31,
	2024	2023	2022
Numerator for net loss per common share - basic and diluted:
Net loss	$(20,623)	$(44,898)	$(34,030)
Net loss attributable to noncontrolling interests - limited partners	10,819	21,355	17,594
Net (income) loss attributable to noncontrolling interests - partially owned entities	(1,152)	295	787
Preferred stock dividends	(2,241)	—	—
Numerator for net loss per common share - basic and diluted	$(13,197)	$(23,248)	$(15,649)

Denominator for net loss per share - basic and diluted	31,658,678	34,305,590	29,274,236
Net loss per common share - basic and diluted	$(0.42)	$(0.68)	$(0.53)
For the years ended December 31, 2024, 2023 and 2022, convertible preferred shares, CROP units and long term compensation shares and units are excluded from the calculation of diluted earnings per share as the inclusion of such potential common shares in the calculation would be anti-dilutive.

17.    Segment Financial Information

As of December 31, 2024, we owned and operated 29 operating multifamily apartment properties in 11 different states from which we derive all significant sources of earnings and operating cash flows. Of our portfolio of multifamily properties, 25 are consolidated for financial reporting purposes and four are unconsolidated. We view each of these properties as an operating segment due to them having discrete financial information that is regularly reviewed by our chief operating decision maker (“CODM”) at least quarterly. These operating segments, consolidated and unconsolidated, are aggregated into a single reportable segment as they have similar long-term economic characteristics, facilities, services and residents. The accounting policies of our reportable segment are the same as those described in the summary of significant accounting policies in Note 2.

Our CODM is comprised of our Chief Executive Officer and Executive Chairman. The CODM utilizes reportable segment net operating income (“Reportable Segment NOI”) to assess performance and determine allocation of resources. Reportable Segment NOI represents 100% of each of our consolidated and unconsolidated properties’ reportable segment rental and other property revenues and reportable segment property operations expense. We consider Reportable Segment NOI to be an appropriate supplemental measure of operating performance to net income because it measures the core operations of property performance by excluding corporate level expenses, depreciation and amortization, and other items not directly related to ongoing property operating performance. The CODM does not regularly review total assets for our reportable segment as total assets are not used to assess performance or allocate resources.

The following table details Reportable Segment NOI, including significant expenses, for the years ended December 31, 2024, 2023 and 2022 ($ in thousands):

	Year Ended December 31,
	2024	2023	2022
Reportable segment rental and other property revenues	$173,244	$177,266	$159,141
Reportable segment property operations expense
Real estate taxes	22,674	23,366	20,892
Payroll and benefits	13,103	12,287	11,768
Utilities	10,709	10,086	9,227
Repairs and maintenance	8,240	7,938	7,384
Insurance	6,917	7,488	4,877
Other property expenses (1)	5,582	4,836	3,786
Total reportable segment property operations expense	67,225	66,001	57,934
Total reportable segment net operating income	$106,019	$111,265	$101,207

(1) Other property expenses include general and administrative, marketing and advertising, and other non-recurring expenses.

The following table reconciles reportable segment net operating income to the reported net loss attributable to common stockholders in the consolidated statements of operations for the years ended December 31, 2024, 2023 and 2022 ($ in thousands):

	Year Ended December 31,
	2024	2023	2022
Total reportable segment net operating income	$106,019	$111,265	$101,207
Rental and other property revenues of unconsolidated properties (1)	(27,495)	(34,433)	(35,514)
Property operations expense of unconsolidated properties (1)	10,524	13,236	13,088
Equity in earnings of unconsolidated real estate entities (2)	5,761	6,466	12,393
Property management revenues	8,322	9,699	11,131
Other revenues	4,412	1,873	3,544
Property management expense	(17,896)	(17,290)	(17,839)
Asset management fee	(12,485)	(17,304)	(17,786)
Performance participation allocation	—	—	(20,320)
Depreciation and amortization	(65,343)	(59,041)	(54,595)
General and administrative expenses	(9,083)	(11,371)	(11,876)
Interest income	1,866	1,906	92
Interest expense	(83,598)	(74,431)	(51,830)
Loss on debt extinguishment	(2,554)	(1,037)	(480)
Gain on sale of real estate assets	47,311	24,075	—
Gain on legal settlement	16,020	—	—
Gain on sale of unconsolidated real estate entities	—	—	8,129
Gain on consolidation of development	—	4,225	—
Promote from incentive allocation agreement	—	119	30,702
Other (expense) income	(2,366)	(2,552)	3,883
Income tax expense	(38)	(303)	(7,959)
Net loss attributable to noncontrolling interests - limited partners	10,819	21,355	17,594
Net (income) loss attributable to noncontrolling interests - partially owned entities	(1,152)	295	787
Less preferred stock dividends	(2,241)	—	—
Net loss attributable to common stockholders	$(13,197)	$(23,248)	$(15,649)

(1) Rental and other property revenues and property operations expense for unconsolidated properties are included in Reportable Segment NOI. They are removed here as this activity is included in equity in earnings of unconsolidated real estate entities on our consolidated statements of operations.

(2) Equity in earnings of unconsolidated real estate entities includes our portion of revenues and expenses of unconsolidated properties as recorded under the equity method of accounting.

The following table reconciles rental and other property revenues and property operations expense for our reportable segment to rental and other property revenues and property operations expense as reported in the consolidated statements of operations ($ in thousands):

	Year Ended December 31,
	2024	2023	2022
Reportable segment rental and other property revenues	$173,244	$177,266	$159,141
Rental and other property revenues of unconsolidated properties	(27,495)	(34,433)	(35,514)
Rental and other property revenues	$145,749	$142,833	$123,627

Reportable segment property operations expense	$67,225	$66,001	$57,934
Property operations expense of unconsolidated properties	(10,524)	(13,236)	(13,088)
Property operations expense	$56,701	$52,765	$44,846

18.    Subsequent Events

We have evaluated subsequent events from December 31, 2024 up until the date the consolidated financial statements are issued for recognition or disclosure and have determined there are none to be reported or disclosed in the consolidated financial statements other than those mentioned below.

Status of the Series A Convertible Private Offering

Through March 25, 2025, we sold 1,881,758 shares of Series A Convertible Preferred Stock for aggregate gross offering proceeds of $18.4 million. In connection with the sale of these shares in the Series A Convertible Private Offering, we paid aggregate selling commissions of $0.8 million and placement fees of $0.5 million. As of March 25, 2025, there were 7,657,216 shares of our Series A Convertible Preferred Stock outstanding.

Status of the Series 2025 Private Offering

Through March 25, 2025, we sold 718,332 shares of Series 2025 Preferred Stock for aggregate gross offering proceeds of $7.1 million and exchanged 3,271,634 shares of Series 2019 Preferred Stock and Series 2023 Preferred Stock for 3,285,353 shares of Series 2025 Preferred Stock. In connection with the sale and exchange of these shares in the Series 2025 Private Offering, we paid aggregate selling commissions of $2.2 million and placement fees of $1.2 million. As of March 25, 2025, there were 4,003,685 shares of our Series 2025 Preferred Stock outstanding.

Status of the Follow-on Offering

Through March 25, 2025, we sold the following through our follow-on public offering ($ in thousands):

	Class
	T	D	I	A	Total
Shares issued through Primary Offering	116,994	39,344	474,524	—	630,862
Shares issued through DRP Offering	20,878	2,541	18,288	30,536	72,243
Gross Proceeds	$1,461	$474	$5,731	$—	$7,666

Distributions Declared - Common Stock

We declared the following monthly distributions after December 31, 2024:

Stockholder Record Date	Monthly Rate	Annually
January 31, 2025	$0.06083333	$0.73
February 28, 2025	$0.06083333	$0.73
March 31, 2025	$0.06083333	$0.73

Grant of LTIP Unit Awards

On January 8, 2025, we issued LTIP Units from the Operating Partnership to our executive officers and certain employees as approved by our compensation committee. The compensation committee approved awards of time-based LTIP Units in an aggregate amount of $1,897,625. Each award will vest approximately one-quarter of the awarded amount on January 1, 2026, 2027, 2028 and 2029.

The compensation committee also approved awards of performance-based LTIP Units to our executive officers and certain of our employees in an aggregate target amount of $2,994,875. The actual amount of each performance-based LTIP Unit award will be determined at the conclusion of a three-year performance period and will depend on the internal rate of return as defined in the award agreement. The earned LTIP Units will become fully vested on the first anniversary of the last day of the performance period, subject to continued employment with the advisor or its affiliates. The number of units granted were valued by reference to our November 30, 2024 NAV per share as announced on December 16, 2024 of $12.1688.

Equity Incentive Plan

On January 8, 2025, we issued an aggregate grant of 39,122 restricted stock units with a four-year vesting schedule.

Financing Activity

On January 22, 2025, we closed on a $4.74 million loan on 3300 Cottonwood, our land held for development, receiving net proceeds of $4.69 million. The loan matures on January 22, 2026, carries a 7.3% fixed interest rate and can be extended for one twelve month period.

On February 25, 2025, we closed on a $14.5 million loan on Galleria, our land held for development, receiving net proceeds of $14.3 million. The loan matures on February 25, 2026 and carries a variable interest rate of one-month SOFR + 3.0%. It can be extended for six-months subject to a 25% reduction of the principal balance.

In March 2025, we extended the maturity date for the mortgage on Sugarmont to May 2026 and obtained an option to extend the maturity date for the mortgage on 805 Riverfront to June 2026.

Management Contract

On February 1, 2025, we obtained management of 805 Riverfront from a third-party manager, resulting in the addition of approximately 285 units under management.

Sale of Cottonwood Broadway

On February 28, 2025, we sold Cottonwood Broadway for net proceeds of $41.0 million after repayment of associated mortgage debt. We expect to recognize a gain on sale during the three months ended March 31, 2025.

Sale of Parc Westborough

On March 28, 2025, we entered into a contract to sell Parc Westborough for $96.2 million. This transaction is expected to close in the second quarter of 2025.

Cottonwood Communities, Inc.
Schedule III - Real Estate and Accumulated Depreciation as of December 31, 2024 ($ in thousands)

					Initial Cost to Company			Gross Amount Carried as of December 31, 2024
Description	Location	Ownership Percent	Number of Units	Encumbrances	Land	Buildings, Intangibles and Improvements	Cost Capitalized Subsequent to Acquisition	Land	Buildings, Intangibles and Improvements	Total (1)	Accumulated Depreciation and Amortization (2)	Year(s) Built	Date Acquired
Stabilized Multifamily Apartment Communities:
805 Riverfront	West Sacramento, CA	100.0%	285	$(60,210)	$11,279	$92,100	$1,382	$11,279	$93,482	$104,761	$(3,670)	2023	9/30/2023
Alpha Mill	Charlotte, NC	100.0%	267	(33,309)	11,586	64,110	360	11,586	64,470	76,056	(3,288)	2014	5/7/2021
Cason Estates	Murfreesboro, TN	100.0%	262	(37,462)	4,806	46,666	1,256	4,806	47,922	52,728	(8,113)	2005	5/7/2021
Cottonwood Apartments	Salt Lake City, UT	100.0%	264	(35,430)	6,556	40,745	1,980	6,556	42,725	49,281	(7,146)	1986	5/7/2021
Cottonwood Clermont	Clermont, FL	100.0%	230	(34,495)	5,705	76,805	409	5,705	77,214	82,919	(8,776)	2020	9/21/2022
Cottonwood Highland	Salt Lake City, UT	36.9%	250	(44,046)	7,405	1,695	56,168	7,405	57,863	65,268	(2,441)	2023	5/7/2021
Cottonwood Lighthouse Point	Pompano Beach, FL	100.0%	243	(47,964)	12,156	76,686	724	12,156	77,410	89,566	(4,524)	2015	6/22/2022
Cottonwood Reserve	Charlotte, NC	91.1%	352	(48,049)	12,634	64,168	2,166	12,634	66,334	78,968	(11,776)	2004, 2017	5/7/2021
Cottonwood Ridgeview	Plano, TX	100.0%	322	(65,300)	9,275	59,392	1,347	9,275	60,739	70,014	(6,783)	2004	9/19/2022
Cottonwood Westside	Atlanta, GA	100.0%	197	(26,986)	8,641	39,324	726	8,641	40,050	48,691	(6,564)	2014	5/7/2021
Enclave on Golden Triangle	Keller, TX	98.9%	273	(48,400)	4,888	46,712	1,226	4,888	47,938	52,826	(7,569)	2006	5/7/2021
Heights at Meridian	Durham, NC	100.0%	339	(53,401)	5,971	74,022	1,404	5,971	75,426	81,397	(12,255)	2015	5/7/2021
Melrose	Nashville, TN	100.0%	220	(56,600)	8,822	58,676	1,524	8,822	60,200	69,022	(10,267)	2015	5/7/2021
Melrose Phase II	Nashville, TN	100.0%	139	(32,400)	5,156	34,526	157	5,156	34,683	39,839	(2,701)	2018	8/2/2023
Parc Westborough	Boston, MA	100.0%	249	(45,941)	12,759	61,302	678	12,759	61,980	74,739	(10,811)	2016	5/7/2021
Park Avenue (3)	Salt Lake City, UT	100.0%	234	(43,453)	12,369	29,931	25,538	12,369	55,469	67,838	(5,657)	2022	5/7/2021
Pavilions	Albuquerque, NM	96.4%	240	(58,500)	5,924	55,177	1,420	5,924	56,597	62,521	(8,926)	1992	5/7/2021
Raveneaux	Houston, TX	97.0%	382	(47,400)	6,249	51,251	1,362	6,249	52,613	58,862	(8,681)	2000	5/7/2021
Regatta	Houston, TX	100.0%	490	(35,367)	8,449	39,651	2,781	8,449	42,432	50,881	(7,498)	1968-1976	5/7/2021
Retreat at Peachtree City	Peachtree City, GA	100.0%	312	(58,412)	5,669	66,888	1,795	5,669	68,683	74,352	(11,986)	1999	5/7/2021
Scott Mountain	Portland, OR	95.8%	262	(48,373)	6,952	63,758	1,726	6,952	65,484	72,436	(10,117)	1997, 2000	5/7/2021
Stonebriar of Frisco	Frisco, TX	84.2%	306	(53,600)	5,737	53,463	2,202	5,737	55,665	61,402	(8,767)	1999	5/7/2021
Sugarmont (3)(4)	Salt Lake City, UT	99.0%	341	(91,200)	17,838	94,662	27,812	17,838	122,474	140,312	(14,246)	2022	5/7/2021
Summer Park	Buford, GA	98.7%	358	(52,398)	9,474	66,200	1,739	9,474	67,939	77,413	(11,427)	2001	5/7/2021
Development Projects:
Cottonwood Broadway	Salt Lake City, UT	100.0%	254	(46,072)	11,042	30,958	37,404	11,042	68,362	79,404	(3,814)	2023	5/7/2021
The Westerly	Salt Lake City, UT	82.4%	198	—	5,996	1,150	41,405	5,996	42,555	48,551	—	N/A	5/7/2021
Other Developments	Various	Various	N/A	—	42,297	80	4,876	42,297	4,956	47,253	—	N/A	Various
		Total	7,269	$(1,204,768)	$265,635	$1,390,098	$221,567	$265,635	$1,611,665	$1,877,300	$(197,803)

(1) The aggregate cost of real estate for federal income tax purposes was $1.3 billion (unaudited) as of December 31, 2024.
(2) Depreciation is recognized on a straight-line basis over the estimated useful asset lives of the related assets, which is 30 years for buildings and ranges from five to 15 years for land improvements, building improvements and furniture, fixtures and equipment. Intangible assets are amortized to depreciation and amortization over the remaining lease term.

(3) Park Avenue and Sugarmont were previously both development projects acquired and consolidated as part of the Cottonwood Residential II Inc. merger in 2021, but which have since been placed into service and reached stabilization. The costs capitalized subsequent to acquisition for these two properties above represent the development costs incurred to complete the projects since the initial acquisition date.

(4) We own 99.0% of Sugarmont and the remaining one percent interest not owned by us has limited rights, including the right to control on behalf of the joint venture the prosecution and resolution of all litigation, claims, or causes of action that the joint venture has or may have against certain third parties associated with the design and construction of Sugarmont, as well as the obligation to defend any crossclaims resulting from these actions.

The following table summarized the changes in our consolidated real estate assets and accumulated depreciation for the years ended December 31, 2024 and 2023 ($ in thousands):

	2024	2023
Real estate assets:
Balance at beginning of the year	$1,805,410	$1,816,877
Additions during the year:
Acquisitions	164,538	143,727
Improvements and development costs	41,164	46,229
Dispositions and deconsolidations during the year:
Dispositions and deconsolidations	(133,812)	(201,423)
Balance at end of the year	$1,877,300	$1,805,410
Accumulated depreciation and amortization:
Balance at beginning of the year	$(156,264)	$(119,270)
Depreciation and amortization	(62,713)	(55,840)
Dispositions and deconsolidations	21,174	18,846
Balance at end of the year	$(197,803)	$(156,264)